Filed Pursuant to Rule 424(b)(4)

Registration No. 333-116016

PROSPECTUS

6,636,314 Shares

IntraLase Corp.

Common Stock

IntraLase Corp. is offering 6,300,000 shares of common stock. This is our initial public offering, and no public market currently exists for our shares. The selling stockholders identified in this prospectus are offering an additional 336,314 shares of common stock. We will not receive any of the proceeds from the sale of common stock held by the selling stockholders.

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “ILSE”.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8.

	Per Share	Total
Offering price	$13.00	$86,272,082
Discounts and commissions to underwriters	$0.91	$6,039,046
Offering proceeds to IntraLase, before expenses	$12.09	$76,167,000
Offering proceeds to selling stockholders, before expenses(1)	$12.09	$4,066,036

(1)	We have agreed to reimburse the selling stockholders for discounts and commissions to underwriters payable by them.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to 995,447 additional shares of common stock from IntraLase to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about October 12, 2004.

Banc of America Securities LLC

Wachovia Securities

First Albany Capital

ThinkEquity Partners LLC

October 6, 2004

INTRALASE® FS LASER

REPLACING THE BLADE IN THE FIRST STEP OF LASER VISION CORRECTION SURGERY

INTRALASE®
INTRALASE

LASIK surgeons traditiona
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flap, in the first step in L

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IntraLase's precision
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vision correction su

INTRALASE FS
Disposable Patient Interface
PI
Single-Use Procedure Pack
Applanation Lens (2)
Suction Ring Assembly (2)

A per procedure disposable patient interface is necessary for each corneal flap created. The pack includes disposable materials for two corneal flap procedures.

INTRALASE

ally use a microkeratome, a hand-
urgical blade, to create a corneal
LASIK vision correction surgery.

Lase offers surgeons an advanced
lless laser technology.

laser technology **approach** to the first step of laser rgery.

The INTRALASE® FS laser utilizes proprietary IntraLASIK® software to create corneal flaps with micron level precision and consistency, allowing the surgeon decisive control of surgical parameters.

Pattern X/Y Display
INTRALASIK
PATIENT DATA
FLAP SPECIFICATIONS
Pattern X/Z Display
OPTIONS

About This Prospectus

You should rely only on the information contained in this prospectus. We, the selling stockholders and the underwriters have not, authorized anyone to provide you with different information. We are not making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

References in this prospectus to our certificate of incorporation and bylaws refer to the amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering.

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, before making an investment decision, you should also read the more detailed information set out in this prospectus, including “Risk Factors” and our financial statements and related notes included elsewhere in this prospectus.

IntraLase Corp.

Our Business

We are the leading laser technology for the first step of LASIK surgery, the most common means of surgical vision correction. We design, develop and market a laser, related software and disposable devices used to create a cut of tissue across the cornea of a patient’s eye, or a corneal flap, which is the first step in LASIK surgery. Our advanced laser technology improves the safety, precision and visual acuity of LASIK surgery by providing a computer-controlled laser solution as an alternative to the traditional method of creating the corneal flap using a hand-held mechanical, metal-bladed device called a microkeratome. We believe our product offering will become the new standard of care for corneal flap creation.

Our product offering consists of three key elements:

•	INTRALASE® FS laser. Our patent-protected laser is an ultra-fast laser, generating ten thousand pulses per second to create a precise surgical incision below the surface of the cornea to create the corneal flap.

•	IntraLASIK® software. Our proprietary software directs the laser to create the corneal flap based on each patient’s surgical parameters.

•	Disposable patient interface. Our patent-protected disposable patient interface is required for each eye treated and serves as an interface between our laser and the patient’s eye.

We began selling our laser and per procedure disposable patient interfaces during the fourth quarter of 2001. The following table shows the growth in our business since commercial introduction:

	Lasers sold or leased (cumulatively)	Per procedure disposable patient interfaces sold (cumulatively)	Percentage market share of U.S. market for corneal flap
At December 31, 2002	39	31,000	2% (Twelve months ending December 31, 2002)
At June 30, 2003	66	65,000	7% (Three months ending June 30, 2003)
At December 31, 2003	106	115,000	8% (Twelve months ending December 31, 2003)
At June 30, 2004	153	204,500	14% (Three months ending June 30, 2004)

We offer our surgeon customers and their patients the benefits of “Better Medicine.” LASIK surgeons who have adopted the IntraLase technology are now able to offer their patients improved safety and predictability and, as a result, patients achieve better visual acuity. Surgeons who use our solution also derive the benefits of “Better Business,” since they are able to increase their prices and experience higher procedure volume due to increased patient confidence, thus enhancing profitability.

Market Opportunity

Vision correction represents one of the largest medical markets in the United States. According to Market Scope, LLC, an independent source of market information on the surgical vision correction market, of the 156.5 million people in the United States who require vision correction, approximately 55.5 million people, or 111 million eyes, are eligible for surgical vision correction and have not yet been treated.

According to Market Scope, LASIK surgery represents 88% of all U.S. surgical vision corrections, with a total U.S. annual market size of approximately $2.4 billion in 2004. This market is currently under-penetrated, with less than 7% of all eligible patients opting for LASIK surgery instead of conventional solutions such as eyeglasses or contact lenses. Industry analysts expect the growth rate in LASIK procedures in 2004 to be approximately 12% in the United States and 10% internationally, with volume outside the United States concentrated in Europe and the Asia-Pacific region.

According to Market Scope, there are approximately 4,100 LASIK surgery practices worldwide. Of these surgery practices, our target customers are the 1,400 most active LASIK surgery practices in the United States and in key international markets, which perform over 50 LASIK procedures per month. As of June 30, 2004, approximately 150 of these 1,400 LASIK surgery practices were IntraLase customers, and, of the total number of LASIK procedures performed in the three months ended June 30, 2004, approximately 14% were performed using our product offering to create the corneal flap. We believe the other approximately 86% of total procedures performed in this time period were performed using the traditional microkeratome.

Our Strategy

Our goals are to establish our product offering as the standard of care for corneal flap creation in LASIK surgery, and to leverage our technology to develop new products and applications. Key elements of our strategy for achieving these goals include:

•	Replacing the microkeratome with our laser. We intend to replace the mechanical, metal-bladed microkeratome with our INTRALASE® FS laser in LASIK surgery practices. Our business model is to target the most active LASIK surgery practices in the United States and in key international markets to buy or lease our INTRALASE® FS laser in order to generate repeat revenues from the sale of our per procedure disposable patient interface.

•	Expanding our market share. We intend to expand our market share for LASIK procedures and facilitate the rapid adoption of our product offering by continuing to build a body of clinical data that supports the benefits of our product offering and with marketing activities targeting surgeons and optometrists. We believe these strategies will enable us to sell more of our higher gross margin per procedure disposable patient interfaces to users of our existing installed base of lasers, in addition to new users of our laser.

•	Providing quality products and superior customer service. We intend to continue to offer high quality products and extensive support to our customers to continue to build our reputation as a premier service provider and establish a loyal customer base. Providing superior service is instrumental in maintaining and growing our market share, as our surgeon customers often actively refer our product offering to other surgeons.

•	Refining and enhancing our existing product offering. We intend to continue to devote resources to improving and optimizing our technology and product offering, with the goal of continuously increasing the safety, accuracy, efficiency and ease-of-use of our solution. In addition, we intend to increase our gross margin by improving the manufacturability and serviceability of our product offering.

•	Developing innovative applications for our technology. We are currently in the process of developing new therapeutic applications to expand the use of our current technology and product offering. We believe the unique capabilities of our laser will enable us to introduce additional applications within ophthalmology.

Our Management Team

We are led by a team of experienced executives in the LASIK surgical vision correction industry. We believe this team provides us with significant capabilities in the design, development and marketing of ophthalmic medical devices.

Risks Associated with Our Business

Our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. Our success depends on the continued acceptance of LASIK surgery as the predominant means of surgical vision correction and on our continued compliance with extensive U.S. and foreign government regulations. Additionally, we depend on the continued adoption of our product offering by LASIK surgeons, and we believe that LASIK surgeons may not continue to adopt our product offering unless they determine that our product offering is an improvement over the traditional microkeratome for creating the corneal flap, weighing the advantages of safety, precision and predictability against the disadvantages of higher costs, additional training and slightly higher procedure times. In addition, the fact that our success is tied to a single product offering exacerbates any of the risks facing our business.

As of June 30, 2004, we had an accumulated deficit of approximately $57.1 million. We expect to incur additional losses and may never achieve or maintain profitability.

Corporate Information

We were incorporated in Delaware on September 29, 1997. Our principal executive office is located at 3 Morgan, Irvine, California, 92618 and our telephone number is (949) 859-5230. Our internet address is www.intralase.com. The information on, or that can be accessed through, our web site is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

References in this prospectus to “IntraLase,” “the company,” “we,” “us” and “our” refer to IntraLase Corp.

“IntraLase®,” “INTRALASE® FS,” “IntraLASIK®” and “The New Shape of Vision®,” as well as our dot and swoosh mark are our trademarks. This prospectus also includes brand names, trademarks, service marks and trade names owned by other parties, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

Market Data and Clinical Studies

This prospectus contains market data and industry forecasts that were obtained from industry publications. We have not independently verified any of this information.

The clinical studies referred to in this prospectus under the caption “Business—The IntraLase Solution—‘Better Medicine’ and ‘Better Business’” were conducted by LASIK surgeons who compared the attributes and results of creating the corneal flap using our laser versus the microkeratome. The studies ranged in size from 20 eyes to 1,000 eyes. We believe that all of these studies and their protocols were independently developed, analyzed and reported by the LASIK surgeons. However, we paid an aggregate of approximately $375,000 to the LASIK surgeon conducting the studies in two instances, including, in one instance, when we sponsored the study. We believe a portion of such payments were used to subsidize lower patient fees for patients to agree to participate in the studies. In addition, to the extent they provide advisory and consulting services to us separate from their work on the studies, or in connection with their presenting their studies, some of these LASIK surgeons have been issued options to purchase shares of our common stock, have been paid cash or have been reimbursed for costs.

The Offering

Common stock offered by IntraLase	6,300,000 shares

Common stock offered by the selling stockholders	336,314 shares

Common stock outstanding after this offering	25,429,965 shares

Use of proceeds

We intend to use approximately $1.5 million of our net proceeds from this offering to repay amounts owed under our equipment advance facility, $765,000 as the second installment of the purchase price to be paid to the University of Michigan for the purchase of a license, approximately $306,000 to reimburse the selling stockholders for discounts and commissions to underwriters payable by the selling stockholders, and the balance to support our continued growth, including increased sales and marketing activities, research and development, capital expenditures in the ordinary course of business, expansion into international markets, and working capital and other general corporate purposes.

We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Nasdaq National Market symbol	ILSE

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 19,129,965 shares outstanding as of June 30, 2004, and assumes the following:

•	no exercise of the underwriters’ over-allotment option;

•	the adoption of our certificate of incorporation effective immediately upon the closing of this offering;

•	a one-to-0.721528 reverse split of our common stock, which was effected on July 12, 2004; and

•	the conversion of all our outstanding preferred stock into 16,797,103 shares of common stock immediately upon the closing of this offering.

The number of shares of our common stock to be outstanding immediately after this offering excludes, as of June 30, 2004:

•	5,425,932 shares issuable upon exercise of outstanding options, with exercise prices ranging from $0.14 to $11.91 per share, at a weighted average exercise price of $2.56 per share;

•	39,514 shares issuable upon exercise of outstanding warrants, with exercise prices ranging from $3.45 to $5.11 per share, at a weighted average exercise price of $3.96 per share; and

•	1,060,521 shares available for future grant under our existing stock option plans, and an aggregate of 4,329,168 additional shares available for future grant under our 2004 Stock Incentive Plan and our 2004 Employee Stock Purchase Plan, both of which will be adopted upon the completion of this offering.

Since June 30, 2004, we have granted options to purchase an additional 291,390 shares of our common stock at an exercise price of $12.73 per share, we have issued an additional 11,288 shares of our common stock upon exercise of outstanding options and outstanding options to purchase 45,195 shares of our common stock have been cancelled. Each of the foregoing events occurred on or prior to September 3, 2004.

Unless the context indicates otherwise, all share and per share information in this prospectus assumes the effectiveness of a one-to-0.721528 reverse stock split which was effected on July 12, 2004.

Summary Financial Data

The following tables summarize our financial data for the periods presented. The summary financial data for each of the years ended December 31, 2001, 2002 and 2003 are derived from our audited annual financial statements included elsewhere in this prospectus. The summary financial data for the six months ended June 30, 2003 and 2004 and as of June 30, 2004 are derived from our unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as our audited annual financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the results of operations for the periods ended June 30, 2003 and 2004. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the six months ended June 30, 2004 should not be considered indicative of results expected for the full fiscal year.

You should read the following financial information together with the information under “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data:
Revenues:
Product revenues	$1,326	$18,002	$25,429	$8,550	$25,312
Research contracts	445	100	—	—	—

Total revenues	1,771	18,102	25,429	8,550	25,312
Costs of goods sold	1,716	13,307	17,070	6,144	15,157

Gross margin	55	4,795	8,359	2,406	10,155

Operating expenses:
Research and development	9,894	9,011	9,117	4,459	5,232
Selling, general and administrative	6,239	7,971	11,212	4,980	8,898

Total operating expenses	16,133	16,982	20,329	9,439	14,130

Loss from operations	(16,079)	(12,187)	(11,970)	(7,033)	(3,975)
Interest and other income (expense), net	346	299	69	29	40

Loss before provision for income taxes	(15,733)	(11,888)	(11,901)	(7,004)	(3,935)
Provision for income taxes	1	24	23	16	15

Net loss	(15,734)	(11,912)	(11,924)	(7,020)	(3,950)
Accretion of preferred stock	(40)	(57)	(60)	(30)	(30)

Net loss applicable to common stockholders	$(15,774)	$(11,969)	$(11,984)	$(7,050)	$(3,980)

Net loss per share applicable to common stockholders—basic and diluted(1)	$(11.17)	$(6.82)	$(5.66)	$(3.45)	$(1.78)
Weighted average shares outstanding—basic and diluted(1)	1,412,412	1,755,873	2,118,898	2,042,678	2,230,478
Pro forma net loss per share—basic and diluted (unaudited)(1)			$(0.63)		$(0.21)
Pro forma weighted average shares outstanding—basic and diluted (unaudited)(1)			18,916,001		19,027,581

	As of June 30, 2004
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$12,017	$12,017	$84,191
Working capital	11,955	11,955	84,791
Total assets	31,310	31,310	103,484
Long-term debt, less current portion	840	840	—
Redeemable convertible preferred stock	73,291	—	—
Total stockholders’ (deficit) equity	(54,344)	18,947	93,388

(1)	Please see note 1 of the notes to our financial statements included elsewhere in this prospectus for an explanation of the determination of the number of shares used in computing per share data.
(2)	Gives effect to the conversion of all our outstanding preferred stock into 16,797,103 shares of common stock immediately upon the closing of this offering.
(3)	Gives effect to the foregoing conversion, to the sale by us of 6,300,000 shares of our common stock in this offering at the offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable or reimbursable by us, and the application of our net proceeds from this offering as described under “Use of Proceeds.”

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before participating in this offering. If any of the following risks actually occur, our business, financial condition and results of operations could be materially harmed. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment. When determining whether to buy our common stock, you should also refer to the other information in this prospectus, including our financial statements and the related notes included elsewhere in this prospectus.

Risks Related to our Industry

Our success depends upon the continued acceptance of LASIK surgery.

Our business depends upon continued market acceptance of LASIK surgery by both surgeons and patients in the United States and international markets. LASIK surgery has only been commercially available since 1997 and, to date, has penetrated less than 7% of the eligible U.S. population. We believe that if market acceptance of LASIK surgery declines, demand for our product offering by LASIK surgery practices and potential patients will decline, resulting in a decrease in our revenues.

Some consumers may choose not to undergo LASIK surgery due to concerns with the safety and efficacy of an elective surgery in general or the LASIK procedure in particular, due to concerns about price or due to their belief that improved technology or alternative methods of treatment will be available in the near future. LASIK surgery itself can result in potential complications and side effects, such as post-operative discomfort, unintended over- or under- corrections, disorders in corneal healing, undesirable visual sensations caused by bright lights such as glare or halos and dry eye.

Should either the ophthalmic community or the general population turn away from LASIK surgery as an alternative to existing methods of treating refractive vision disorders, or if future technologies replace LASIK surgery, these developments would have a material adverse effect on our business, financial condition and results of operations.

Weak or uncertain economic conditions could adversely affect demand for our product offering.

Because LASIK surgery is not generally paid for through insurance programs or government reimbursement, patients typically pay for LASIK surgery directly with their own discretionary funds. Accordingly, weak or uncertain economic conditions may cause individuals to be less willing to pay for LASIK surgery, as was evidenced by the 14% decline in LASIK procedures in the United States in 2002 as compared to 2001. A decline in economic conditions in the United States or in international markets could result in a decline in demand for LASIK surgery and could have a material adverse effect on our business, financial condition and results of operations.

Changes in U.S. federal tax laws governing the ability of potential LASIK patients to use pre-tax dollars to pay for LASIK surgery could adversely affect demand for our product offering.

We believe a significant number of U.S. patients pay for LASIK surgery with pre-tax dollars pursuant to plans sponsored under Section 125 of the Internal Revenue Code. These plans are commonly referred to as cafeteria plans. Changes in the U.S. tax laws or regulations governing cafeteria plans could reduce or eliminate the ability of patients to use pre-tax dollars to pay for LASIK surgery, resulting in an increase in the total cost borne by patients, which would likely reduce the volume of LASIK surgeries, and thus demand for our per procedure disposable patient interface, which would have a material adverse effect on our business, financial condition and results of operations.

Risks Related to our Business

We are subject to extensive government regulation, and a failure to comply may increase our costs and prevent us from selling our product offering.

We are subject to extensive government regulation, including inspections and controls over research and development, testing, manufacturing, safety and environmental controls, efficacy, labeling, advertising, promotion, pricing, record keeping and the sale and distribution of our product offering. Although we have obtained all necessary clearances from the Food and Drug Administration, or FDA, as well as all necessary foreign governmental approvals to market and sell our product offering, we must continue to comply with such regulations to continue to manufacture, market and sell our product offering. Noncompliance with FDA requirements can result in fines, injunctions, penalties, mandatory recalls or seizures, manufacturing suspensions, recommendations by the FDA against governmental contracts, suspension in the issuance of export certificates and criminal prosecution. The FDA also has authority to request repair, replacement or the refund of the cost of any product we manufacture or distribute. Regulatory authorities outside of the United States may impose similar sanctions for noncompliance with applicable regulatory requirements. If we are subject to any sanctions by the FDA or a foreign regulatory agency, our costs may increase and we may be prevented from manufacturing or selling our product offering, which would have a material adverse effect on our business, financial condition and results of operations.

LASIK surgeons must continue to adopt our product offering as an attractive alternative to the microkeratome for creating the corneal flap.

In the three months ended June 30, 2004, we captured approximately 14% of the U.S. market for creating the corneal flap. We believe that LASIK surgeons may not continue to adopt our product offering unless they determine, based on experience, clinical data and studies and published journal articles, including peer review articles, that our product offering provides significant benefits or an attractive alternative over the traditional method of creating the corneal flap using the microkeratome. A small number of surgeons have informed us, based on their experiences, of the following issues with our product offering when compared to the traditional microkeratome approach:

•	surgeons may need to perform multiple procedures with our product offering to become skilled with our laser and related techniques; and

•	the overall procedure to prepare the patient and create the corneal flap with our laser may take slightly longer per patient.

LASIK surgeons also must determine that the advantages and benefits of our product offering outweigh the increased costs associated with switching to our technology from the microkeratome. The microkeratome device costs between $40,000 and $60,000 per device, and, because the devices must be cleaned after each patient use and must be returned to the manufacturer for any service, LASIK surgeons typically purchase multiple devices to ensure a device is available for each surgery being performed. In comparison, our laser costs approximately $350,000. Additionally, using the microkeratome results in a cost between $25 and $50 per procedure to purchase the disposable blades, while our per procedure disposable patient interface costs LASIK surgeons approximately $150 per procedure. The additional costs associated with our product offering could hinder continued adoption of our technology by LASIK surgeons, which would have a material adverse effect on our business, financial condition and results of operations.

In addition, we believe that recommendations and support of our laser by influential LASIK surgeons are essential for its market acceptance and adoption. If we do not receive support from such surgeons or from the data and experience of users, it may become difficult to have additional LASIK surgeons adopt our product offering. In such circumstances, we may not achieve expected revenues and may never become profitable.

Patients must continue to be willing to pay for LASIK surgery using our product offering despite it being more expensive than LASIK surgery with the microkeratome.

LASIK surgeons typically receive an average of $334 more per eye when using our product offering instead of the traditional microkeratome. To date, LASIK surgeons have been able to improve the rate at which laser vision correction consultations translate into actual surgery from 64% to 77% when using our product offering instead of the traditional microkeratome, according to a survey of our customers conducted by SM2 Consulting, an independent consultant. This indicates that patients have been willing to pay for LASIK surgery using our product offering despite its higher cost. We cannot assure you that this trend will continue.

We may not be able to compete successfully against our current and future competitors.

We compete primarily with manufacturers of the microkeratome, the traditional method used to create the corneal flap as the first step in LASIK surgery. Principal manufacturers of the microkeratome include Bausch & Lomb, with approximately half of the U.S. microkeratome and blade market, Moria/Microtech, the second largest supplier of microkeratomes and blades in the U.S. market, Advanced Medical Optics and Nidek. Microkeratomes are less expensive to manufacture than our laser and our competitors may offer microkeratome systems at a lower price, may in the future price their microkeratome systems as part of a bundle of products or services, including the excimer laser used in the second step of LASIK surgery, or may enhance or further develop products to improve performance and accuracy of their existing product to compete against us. Any of these actions could decrease demand for our product offering, which would have a material adverse effect on our business, financial condition and results of operations. Some of these competitors, particularly Bausch & Lomb, have substantially greater resources, larger customer bases, longer operating histories and greater name recognition than we have.

We may also in the future compete with manufacturers of alternative technologies to create the corneal flap, such as other ultra-fast lasers or high pressure water jet products. If any of these alternative technologies gain market acceptance, this may reduce demand for our product offering.

In addition, since our product offering is used in the first step of LASIK surgery, we also compete with other vision disorder treatments that compete with LASIK, such as eyeglasses, contact lenses and other surgical products and techniques. If any of these alternative treatments result in decreased demand for LASIK surgery, this would decrease demand for our product offering. In addition, medical companies, academic and research institutions and others could develop new therapies, medical devices or surgical procedures that could potentially render LASIK surgery obsolete. Any such developments would have a material adverse effect on our business, financial condition and results of operations.

The medical device and ophthalmic laser industries are subject to rapid and significant technological change, frequent new device introductions and evolving surgical techniques. Demand for our product offering may decline if a new or alternative product or technology is introduced by one of our competitors that represents a substantial improvement over our existing product offering, which would have a material adverse effect on our business, financial condition and results of operations.

Product liability suits brought against us could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

If our INTRALASE® FS laser or our per procedure disposable patient interface is defectively designed or manufactured or contains defective components, our IntraLASIK® software is defective, any component of our product offering is misused or if a customer fails to adhere to operating guidelines, or if someone claims any of the foregoing, whether or not such claims are meritorious, we may become subject to substantial and costly litigation. Any product liability claims brought against us, with or without merit, could divert management’s attention from our business, be expensive to defend, result in sizable damage awards against us, damage our reputation, increase our product liability insurance rates, prevent us from securing continuing coverage, or prevent or interfere with commercialization efforts for our product offering, any of which occurrences would have a material adverse effect on us. In addition, we may not have sufficient insurance coverage for all future claims. Product liability claims brought against us in excess of our insurance coverage would likely be paid out of cash reserves, harming our financial condition and results of operations.

From time to time, we make field corrections to our laser, which are made by our field service representatives during scheduled service calls. Although these field corrections have not had a financial impact on us to date, any future corrections or recalls, especially any that result in preventing use of our laser or customers returning the laser to us for repair, would have a material adverse effect on us.

Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our intellectual property rights, which could substantially impair our ability to compete.

Our success and ability to compete depends in part upon our ability to maintain the proprietary nature of our technologies. We rely on a combination of patent, trade secret, copyright and trademark law and license agreements, as well as nondisclosure agreements, to protect our intellectual property. These legal means, however, afford only limited protection and may not be adequate to protect our rights. In addition, we cannot assure you that any of our pending patent applications will issue. The U.S. Patent and Trademark Office, or PTO, may deny or significantly narrow claims made under our patent applications and, even if issued, these patents may be challenged or may otherwise not provide us with commercial protection. On August 23, 2004, the PTO granted a request for re-examination with respect to U.S. Patent RE 37,585, one of the patents licensed to us by the University of Michigan, which means that the PTO found that the request raised a new issue of patentability with regard to a number of claims. Re-examination may result in the scope of protection and rights provided by the patent license being lost or narrowed. In addition, a protest has been filed against a divisional application which is also licensed to us by the University of Michigan and is based on U.S. Patent RE 37,585.

We may in the future need to assert claims of infringement against third parties to protect our intellectual property. Regardless of the final outcome, any litigation to enforce our intellectual property rights in patents, copyrights, or trademarks could be highly unpredictable and result in substantial costs and diversion of resources, which could have a material adverse effect on our business, financial condition and results of operations. In the event of an adverse judgment, a court could hold that some or all of our asserted intellectual property rights are not infringed, or are invalid or unenforceable, and could award attorneys’ fees to the other party. In addition, the laws of other countries in which our product offering is or may be sold may not protect our product offering and intellectual property to the same extent as U.S. laws, if at all. We also may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries. Despite our efforts to safeguard our unpatented and unregistered intellectual property rights, we may not be successful in doing so, or the steps taken by us in this regard may not be adequate to detect or deter misappropriation of our technology or to prevent an unauthorized third party from copying or otherwise obtaining and using our products, technology or other information that we regard as proprietary. Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our patented or proprietary technology and other intellectual property rights, which could substantially impair our ability to compete.

We may become subject to claims of infringement or misappropriation of the intellectual property rights of others, which could prohibit us from selling our product offering, require us to obtain licenses from third parties to develop non-infringing alternatives and/or subject us to substantial monetary damages and injunctive relief.

Third parties could assert infringement or misappropriation claims against us with respect to our current or future product offerings, whether or not such claims are valid, we cannot be certain that we have not infringed the intellectual property rights of such third parties or others. Any infringement or misappropriation claim could result in significant costs, substantial damages and our inability to manufacture, market or sell our existing or future product offerings that are found to infringe. If a court determined, or if we independently discovered, that our product offering violated third-party proprietary rights, there can be no assurance that we would be able to re-engineer our product offering to avoid those rights or obtain a license under those rights on commercially reasonable terms, if at all. As a result, we could be prohibited from selling products that are found to infringe. Even if obtaining a license were feasible, it may be costly and time-consuming. A court could also enter orders that temporarily, preliminarily or permanently enjoin us and/or our customers from making, using, selling, offering to sell or importing our product offering, or could enter orders mandating that we undertake certain remedial activities. A court could also order us to pay compensatory damages for such infringement, plus prejudgment interest, and could in addition treble the compensatory damages and award attorneys’ fees. These damages could be substantial and could harm our reputation, business, financial condition and results of operations.

We depend on certain single-source suppliers and manufacturers for key components of our laser, and the loss of any of these suppliers or manufacturers, or their inability to supply us with an adequate supply of materials, could harm our business.

We rely upon certain suppliers and contract manufacturers to supply key parts for our laser on a sole or limited source basis. Our arrangements with these key suppliers and manufacturers are not on a contractual basis and can be terminated by either party without advance notice. If any of these suppliers and manufacturers were to fail to supply our needs on a timely basis or cease providing us these key components, we would be required to locate and contract with substitute suppliers. We could have difficulty identifying a substitute supplier in a timely manner or on commercially reasonable terms. If this were to occur, we may not be able to meet our sales goals or continue manufacturing lasers, either of which would have a material adverse effect on our business, financial condition and results of operations.

Our failure to manage our rapid growth may strain the capabilities of our managers, operations and facilities.

We are growing rapidly. In 2001, we sold four lasers and 1,146 per procedure disposable patient interfaces, in 2002, we sold 35 lasers and 29,622 per procedure disposable patient interfaces, in 2003, we sold or leased 67 lasers and sold 84,230 per procedure disposable patient interfaces, and in the six months ended June 30, 2004, we sold or leased 47 lasers and sold 89,516 per procedure disposable patient interfaces. This growth has resulted in, and continued growth will create in the future, additional capacity requirements, new and increased responsibilities for our management team and may create pressures on our operating and financial systems.

If we continue to grow, our current facilities may not be adequate for our needs. As a result, we recently obtained additional office space and are currently in the process of leasing a new facility to address expected increased demand for administrative offices and manufacturing capacity. If we are unable to obtain a new facility, we may not be able to accommodate our expected growth. Any delays in leasing or moving into a new or additional facility could cause us to incur additional expenses and could divert management time and energy from the operation and growth of our business. In addition, our expected growth will require us to hire, train and manage additional qualified personnel sufficiently in advance to be in a position to meet the requirements of such growth. Continued growth will also require us to improve existing, and implement new operating, financial and management information controls, reporting systems and procedures, and effectively manage multiple relationships with our customers, suppliers and other third parties. In addition, our anticipated growth may strain the ability of our suppliers to deliver an increasingly large supply of components in accordance with agreed-upon specifications on a timely basis. Additional growth may also prevent us from being able to respond to new opportunities and challenges quickly.

If we are unable to effectively manage our expected growth, this could have a material adverse effect on our business, financial condition and results of operations.

We plan to expand further into markets outside the United States, which subjects us to additional business and regulatory risks.

Our international sales commenced in 2003 and represented 18% of our total revenues in 2003 and 27% in the six months ended June 30, 2004. We intend to derive an increasing portion of our total revenues from sales of our product offering in foreign countries. We plan to focus most of our efforts on the Asia-Pacific region, Europe and the Middle East.

Conducting business internationally subjects us to a number of risks and uncertainties. In addition to being subject to political and economic instability in foreign markets, we require export licenses and are subject to tariffs and other trade barriers and overlapping tax structures. In addition, we must comply with foreign regulatory requirements. In creating and building our infrastructure internationally, we must also educate LASIK surgeons and optometrists about our product offering and attract and maintain relationships with third-party distributors. If we are unable to do any of this successfully, we may not be able to grow our international presence, and this could have an adverse effect on our business, financial condition and results of operations.

Our success is tied to a single product offering.

We have a single product offering used in LASIK surgery. As a result, our success is tied to the success of this product offering since we are not currently able to derive revenues from alternate product offerings. If for any reason we are unable to continue to manufacture or sell our product offering or if production of our product offering were interrupted or could not continue in a cost-effective or timely manner, whether due to regulatory sanctions, manufacturing constraints, product defects or recalls, obsolescence of our technology, increased competition, intellectual property concerns or otherwise, our business would be materially harmed.

All of our operations are conducted at a single location. Any disruption at our existing or at a new facility could increase our expenses.

All of our operations are currently and, following our intended lease of a new facility in late 2004 or 2005, will continue to be conducted at a single location. We take precautions to safeguard our existing facility and intend to take substantially similar precautions at any new or additional facility, including insurance, health and safety protocols and off-site storage of computer data. However, a natural disaster, such as an earthquake or fire could cause substantial delays in our operations, damage or destroy our manufacturing equipment or inventory, and cause us to incur additional expenses. The insurance we maintain against fires and other natural disasters and the property and business interruption insurance we maintain may not be adequate to cover our losses in any particular case.

A loss of key executives or failure to attract qualified personnel could limit our growth and adversely affect our business.

Our future success depends in part on the continued service of key personnel, particularly our Chief Executive Officer, Robert Palmisano, our Chief Technical Officer and co-founder, Tibor Juhasz, our Medical Director and co-founder, Ron Kurtz, as well as our sales and marketing executives and our regulatory and compliance officer. We do not have employment agreements with any of our employees other than with our Chief Executive Officer, our Vice President, Corporate Communications and Investor Relations, our Vice President, Human Resources, and our Vice President of Research, Development and Corporate Affairs, and we do not have key person insurance on any of our executives. The loss of any one or more of these individuals could place a significant strain on our remaining management team and we may have difficulty replacing any of these individuals. Furthermore, our future growth will depend in part upon our ability to identify, hire and retain additional key personnel, including qualified management, research and other highly skilled technical personnel.

Our new products or applications may not be commercially viable.

While we devote significant resources to research and development, our research and development may not lead to improved or new products or applications that are commercially successful. The research and development process is expensive, prolonged and entails considerable uncertainty. Development of medical devices, from discovery through testing and registration to initial product launch, typically takes between three and seven years. Each of these periods varies considerably from product to product and country to country. Because of the complexities and uncertainties associated with ophthalmic research and development, products and applications we are currently developing may not complete the development process or obtain the regulatory approvals required to market such products or applications successfully. The products and applications currently in our development pipeline may not be approved by regulatory entities and may not be commercially successful, and our current and planned products and applications could be surpassed by more effective or advanced products and applications developed and marketed by others.

If we choose to acquire new or complementary businesses, products or technologies instead of developing them ourselves, we may be unable to complete those acquisitions or to successfully integrate them in a cost-effective and non-disruptive manner.

While we have not made any acquisitions in the past and do not have current commitments to do so, we may in the future choose to acquire businesses, products or technologies to retain our competitive position within the marketplace or to expand into new markets. We cannot assure you, however, that we would be able to successfully complete any acquisition we choose to pursue, or that we would be able to successfully integrate any acquired business, product or technology in a cost-effective and non-disruptive manner. If we were unable to integrate any acquired businesses, products or technologies effectively, our business would likely suffer.

We have a history of net losses and may never achieve or maintain profitability.

We have incurred significant operating losses every year since our inception in 1997. We incurred net losses applicable to common stockholders of $15.8 million in 2001, $12.0 million in 2002, $12.0 million in 2003, and $4.0 million in the six months ended June 30, 2004. As of June 30, 2004, we had an accumulated deficit of approximately $57.1 million. In order to achieve profitability, we will need to significantly increase our revenues from sales of our product offering, and we will also need to continue to derive an increasing percentage of our total revenues from sales of our per procedure disposable patient interface, which generate a higher gross margin than sales and leases of our INTRALASE® FS laser. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis due to, among other things, competitive pressures and regulatory compliance, in which case the price of our common stock may decline.

Our ability to use net operating loss carryforwards may be limited.

Section 382 of the Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in its stock ownership. We have reviewed the applicability of the annual limitations imposed by Section 382 caused by previous changes in our stock ownership and believe such limitations should not be significant. Based on our review, we believe that as of December 31, 2003 approximately $50.1 million of net operating loss carryforwards were available to us for federal income tax purposes. Based on the size and price of this offering, we may trigger the annual limitations imposed by Section 382, which may affect our ability to use our remaining net operating loss carryforwards. At the offering price of $13.00 per share and with the sale by us of 6,300,000 shares of our common stock in this offering, we could trigger Section 382 and, as a result, approximately $15.3 million would be available to us to offset federal taxable income annually. In addition, even if this offering does not trigger the annual limitations imposed by Section 382, any future ownership changes may affect our ability to use our remaining net operating loss carryforwards. If we lose our ability to use net operating loss carryforwards, our income will be subject to tax earlier, resulting in lower net income.

Changes to our accounting for stock options may adversely affect our earnings and stock price.

We currently are not required to record stock-based compensation charges if an employee’s stock option exercise price equals or exceeds the deemed fair value of our common stock at the date of grant. However, several companies have recently elected to change their accounting policies and have begun to record the fair value of stock options as an expense. In addition, the Financial Accounting Standards Board has issued an exposure draft of a proposed new accounting standard, “Share-Based Payments” that would require us to expense the fair value of stock options granted, although the standard and timing of a final statement have not been finalized. If we were to change our accounting policy in accordance with the existing Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation and SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure and retroactively restate all prior periods as if we had adopted SFAS 123 for all periods presented, our operating expenses would increase by approximately $164,000 for the year ended December 31, 2001, $69,000 for the year ended December 31, 2002, $168,000 for the year ended December 31, 2003 and $182,000 for the six months ended June 30, 2004. If we were to change our accounting policy in accordance with the proposed new accounting standard, we would be required to use a different valuation methodology than what is being used in calculating the foregoing pro forma results. The actual amount of the increase in our operating expenses under the proposed new accounting standard cannot yet be determined, but may differ significantly from the foregoing pro forma amounts.

Risks Associated with this Offering

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable and could also limit the market price of your stock.

Our certificate of incorporation and bylaws contain provisions that could delay or prevent our change in control. Some of these provisions:

•	authorize the issuance of preferred stock which can be created and issued by our board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock; and

•	require advance notice for stockholder proposals and director nominations.

In addition, the provisions of Section 203 of the Delaware General Corporation Law govern us. These provisions may prohibit stockholders owning 15% or more of our outstanding voting stock from merging or combining with us. These and other provisions in our certificate of incorporation and bylaws and under the Delaware General Corporation Law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in our market price being lower than it would be without these provisions.

Our management and board of directors will have broad discretion to allocate the proceeds of this offering received by IntraLase and may do so ineffectively.

Our management and board of directors will have broad discretion to allocate the proceeds of this offering received by IntraLase and no stockholder approval will be required for such allocations. We cannot guarantee that such proceeds will be allocated in a manner acceptable to our stockholders or advantageous to our business. See “Use of Proceeds.”

There has been no prior public market for our common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies, products or technologies by using our shares as consideration.

Our stock price may be volatile and you may not be able to resell your shares at or above the offering price.

The offering price for our common stock has been determined through negotiations between the representatives of the underwriters and us. This offering price may vary from the market price of our common stock after the offering. If you purchase shares of common stock, you may not be able to resell those shares at or above the offering price. The market price of our common stock may fluctuate significantly in response to several factors, some of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in market valuations of other vision correction technology companies;

•	announcements by us or our competitors of significant technical innovations, contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	adverse legislative or regulatory changes;

•	results or settlements of litigation;

•	future sales of our common stock;

•	any deviations in net revenues or in losses from levels expected by securities analysts or our investors; and

•	U.S. and global economic changes and political uncertainties.

In addition, stock markets have experienced significant price and volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many public companies for reasons frequently unrelated or disproportionate to the operating performance of the specific companies. In addition, the securities of many medical device companies have historically been subject to extensive price and volume fluctuations. If these broad market fluctuations continue, they may adversely affect the market price of our common stock as well.

Concentration of ownership among our existing directors, executive officers and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our current directors, executive officers, principal stockholders and their affiliates will, in the aggregate, beneficially own approximately 69.57% of our outstanding common stock, or approximately 67.05% if the underwriters’ over-allotment option is exercised in full. As a result, these stockholders will be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant control over our management and policies. These stockholders may support proposals and actions with which you may disagree or which are not in your best interest.

As a new investor, you will experience substantial dilution as a result of this offering and future equity issuances and, as a result, our stock price could decline.

Our net tangible book value as of June 30, 2004 was approximately $(54.3) million, or $(23.29) per share of common stock and will be approximately $18.9 million, or $0.99 per share of common stock at June 30, 2004, assuming the conversion of all of our outstanding shares of preferred stock into 16,797,103 shares of common stock immediately upon the closing of this offering. The offering price will be substantially higher than the book value per share of our common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $9.33 per share in the tangible book value of our common stock from the offering price of $13.00 per share. This dilution is due in large part to earlier investors in our company having paid substantially less than the offering price when they purchased their shares. The average price paid by these earlier investors was $3.90 per share. Investors who purchase shares of common stock in this offering will contribute approximately 52.3% of the total amount we have raised to fund our operations but will own only approximately 24.8% of our common stock. In addition, we may choose to raise additional capital through future offerings of equity securities. The exercise of outstanding options and warrants and future equity issuances, including future public offerings or future private placements of equity securities and any additional shares issued in connection with acquisitions, will result in further dilution to investors. See “Dilution.”

Substantial future sales of shares of our common stock, including shares eligible for future sale, may cause the market price of our common stock to drop significantly, even if our business is doing well, making it difficult for you to recover the full value of your investment in our shares.

After this offering is concluded, our current stockholders will have 18,804,939 shares of common stock outstanding. The shares held by substantially all of our current stockholders are subject to lock-up agreements and may not be sold to the public during the 180-day period following the date of this prospectus without the consent of the underwriters. These shares will be considered “restricted securities” within the meaning of Rule 144 under the Securities Act, as amended, and, after the lock-up period, 18,741,340 of these shares will be eligible for resale, subject to the volume, manner of sale, holding period and other limitations of Rule 144. Under certain circumstances, some of our existing stockholders will have the right to require us to register their shares of common stock, and most of our stockholders have the right to request to participate in future public offerings of our common stock. See “Description of Capital Stock—Registration Rights” for a more complete discussion of the registration rights applicable to our shares.

In addition to outstanding shares eligible for future sale, an additional 5,425,932 shares of our common stock are issuable under outstanding stock options as of June 30, 2004. Following this offering, we intend to file registration statements under the Securities Act registering all such shares under our stock option plans. Shares included in such registration statements will be available for sale in the public market immediately after the 180-day lock-up period expires.

Sales of substantial amounts of common stock in the public market, or the market’s perception that these sales may occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital through a public offering of our equity securities. See “Shares Eligible for Future Sale” for a more complete discussion of the shares of our common stock eligible for resale following the offering.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the Securities and Exchange Commission and by the Nasdaq Stock Market, are expected to result in increased costs to us as a public company. The new rules could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements regarding future events, our future financial performance and results of operations, our business strategy and our financing plans are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “can,” “might,” “will,” “could,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology.

These statements are only predictions. Our actual results may differ materially from those anticipated in these forward-looking statements. In evaluating these forward-looking statements, you should specifically consider various other risks, uncertainties and factors, including those risks discussed under “Risk Factors.”

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

We assume no obligation to publicly update or revise any of these forward-looking statements or changes in our expectations after the date of this prospectus for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $74.7 million from this offering, or $86.8 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

The primary purposes of this offering are to create a public market for our common stock, raise additional equity capital and facilitate future access to public markets. We intend to use approximately $1.5 million of our net proceeds from this offering to repay amounts owed under our equipment advance facility. As of June 30, 2004, the outstanding balance under this facility was $1.5 million, with an interest rate on our borrowings of 5.0% and with maturity dates through 2007. We also intend to use $765,000 of our net proceeds from this offering as the second installment of the purchase price to be paid to the University of Michigan for the purchase of a fully paid, royalty free, irrevocable and worldwide license from the University of Michigan. See “Business—Intellectual Property Rights.” In addition, we intend to use approximately $306,000 of our net proceeds from this offering to reimburse the selling stockholders for discounts and commissions to underwriters payable by the selling stockholders. We intend to use the balance of our net proceeds from this offering to support our continued growth, including:

•	sales and marketing activities, such as increased sales and marketing personnel, as well as field service personnel;

•	research and development, including clinical studies and regulatory compliance;

•	capital expenditures in the ordinary course of business, including manufacturing, equipment and information technology;

•	our expansion into international markets requiring expansion of our service infrastructure; and

•	working capital and other general corporate purposes.

In addition, we may use a portion of our net proceeds from this offering to acquire or invest in businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. However, we have no specific agreements or commitments at present and are not currently engaged in any negotiations with respect to these transactions. Accordingly, our management will retain broad discretion as to the allocation of our net proceeds from this offering.

Prior to their use, we intend to invest our net proceeds from this offering in short-term, high-grade interest-bearing marketable securities, certificates of deposit or direct or guaranteed obligations of the U.S. government. We believe that our current cash and cash equivalents, excluding our net proceeds from this offering, together with our marketable securities, cash expected to be generated from sales of our product offering and our ability to draw down on our secured revolving line of credit and equipment advance facility, will be sufficient to meet our projected operating requirements for at least the next 12 months.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock. We currently intend to retain any future earnings to finance the growth and development of our business and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2004 on:

•	an actual basis;

•	a pro forma basis, to give effect to the conversion of all our outstanding preferred stock into 16,797,103 shares of common stock immediately upon the closing of this offering; and

•	a pro forma as adjusted basis, to also give effect to the sale of 6,300,000 shares of our common stock offered by us in this offering at the offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable or reimbursable by us, and the application of our net proceeds from this offering as described under “Use of Proceeds.”

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(in thousands, except share and par value data)
Cash, cash equivalents and marketable securities	$12,017	$12,017	$84,191

Long-term debt, less current portion	840	840	—

Redeemable convertible preferred stock, $0.01 par value: authorized: 22,376,981 shares actual, no shares pro forma and pro forma as adjusted; issued and outstanding: 22,191,333 shares actual, no shares pro forma and pro forma as adjusted	73,291	—	—

Stockholders’ (deficit) equity:
Preferred stock, $0.01 par value: authorized: no shares actual and pro forma, 10,000,000 shares pro forma as adjusted; issued and outstanding: no shares actual, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.01 par value: authorized: 25,975,008 shares actual and pro forma, 45,000,000 pro forma as adjusted; issued and outstanding: 2,332,862 shares actual, 19,129,965 pro forma and 25,429,965 pro forma as adjusted	23	191	254
Additional paid-in-capital	8,291	81,414	156,098
Deferred stock-based compensation	(4,665)	(4,665)	(4,665)
Notes receivable from sale of stock to officers and employees	(855)	(855)	(855)
Accumulated deficit	(57,138)	(57,138)	(57,444)

Total stockholders’ (deficit) equity	(54,344)	18,947	93,388

Total capitalization	$19,787	$19,787	$93,388

The number of shares of our common stock to be outstanding immediately after this offering is based on 19,129,965 shares outstanding as of June 30, 2004, and excludes:

•	5,425,932 shares issuable upon exercise of outstanding options, with exercise prices ranging from $0.14 to $11.91 per share, at a weighted average exercise price of $2.56 per share;

•	39,514 shares issuable upon exercise of outstanding warrants, with exercise prices ranging from $3.45 to $5.11 per share, at a weighted average exercise price of $3.96 per share; and

•	1,060,521 shares available for future grant under our existing stock option plans, and an aggregate of 4,329,168 additional shares available for future grant under our 2004 Stock Incentive Plan and 2004 Employee Stock Purchase Plan, both of which will be adopted upon the completion of this offering.

Since June 30, 2004, we have granted options to purchase an additional 291,390 shares of our common stock at an exercise price of $12.73 per share, we have issued an additional 11,288 shares of our common stock upon exercise of outstanding options and outstanding options to purchase 45,195 shares of our common stock have been cancelled. Each of the foregoing events occurred on or prior to September 3, 2004.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the offering price per share of our common stock and the net tangible book value per share of common stock after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2004. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering.

Our net tangible book value as of June 30, 2004 was approximately $(54.3) million, or $(23.29) per share of common stock and was approximately $18.9 million, or $0.99 per share of common stock assuming the conversion on June 30, 2004 of all of our outstanding shares of preferred stock into 16,797,103 shares of common stock. After giving effect to the sale of the 6,300,000 shares of our common stock offered by us in this offering at the offering price of $13.00 per share, less underwriting discounts and commissions and estimated offering expenses payable or reimbursable by us, and the application of our net proceeds from this offering as described under “Use of Proceeds,” our pro forma as adjusted net tangible book value as of June 30, 2004 would have been $93.4 million, or $3.67 per share. This represents an immediate increase in net tangible book value of $26.96 per share to existing stockholders and an immediate dilution in net tangible book value of $9.33 per share to new investors in this offering. If the offering price is higher or lower, the dilution to the new investors will be greater or less. The following table illustrates this per share dilution:

Offering price per share		$13.00
Net tangible book value per share as of June 30, 2004	$(23.29)
Increase per share assuming the conversion of redeemable convertible preferred stock as of June 30, 2004	24.28
Increase per share attributable to new investors	2.68

Pro forma as adjusted net tangible book value per share after this offering		3.67

Dilution per share to new investors		$9.33

If the underwriters exercise their over-allotment option in full, there will be an increase in pro forma as adjusted net tangible book value to existing stockholders of $27.28 per share and an immediate dilution in pro forma net tangible book value to new investors of $9.01 per share.

The following table sets forth, on a pro forma basis as of June 30, 2004, the differences between the number of shares of common stock purchased from us at the offering price of $13.00 per share, the total consideration paid to us and the average price per share paid by existing holders of common stock and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing common stockholders(1)	19,129,965	75.2%	$74,691,215	47.7%	$3.90
New investors	6,300,000	24.8	81,900,000	52.3	$13.00

Total	25,429,965	100.0%	$156,591,215	100.0%

(1)	Assumes conversion on June 30, 2004 of all of our outstanding shares of preferred stock into 16,797,103 shares of common stock.

If the underwriters exercise their over-allotment option in full, our existing common stockholders would own approximately 9%, our existing preferred stockholders would own approximately 64%, and our new investors would own approximately 27% of the total number of shares of our common stock outstanding after this offering.

The preceding discussion and tables above assume no exercise of the following warrants and options outstanding as of June 30, 2004:

•	5,425,932 shares issuable upon exercise of outstanding options, with exercise prices ranging from $0.14 to $11.91 per share and at a weighted average exercise price of $2.56 per share;

•	39,514 shares issuable upon exercise of outstanding warrants, with exercise prices ranging from $3.45 to $5.11 per share and at a weighted average exercise price of $3.96 per share; and

•	1,060,521 shares available for future grant under our existing stock option plans, and an aggregate of 4,329,168 additional shares available for future grant under our 2004 Stock Incentive Plan and 2004 Employee Stock Purchase Plan, both of which will be adopted upon the completion of this offering.

Since June 30, 2004, we have granted options to purchase an additional 291,390 shares of our common stock at an exercise price of $12.73 per share, we have issued an additional 11,288 shares of our common stock upon exercise of outstanding options and outstanding options to purchase 45,195 shares of our common stock have been cancelled. Each of the foregoing events occurred on or prior to September 3, 2004.

Because the exercise prices of the outstanding options and warrants are below the offering price of $13.00 per share, investors purchasing common stock in this offering will suffer additional dilution when and if these options and warrants are exercised.

The following table sets forth the information set forth previously but gives effect to the exercise of outstanding options for 5,425,932 shares and outstanding warrants for 39,514 shares at the weighted average exercise prices set forth above, assuming no exercise of the underwriters’ over-allotment option.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing common stockholders(1)	19,129,965	61.9%	$74,691,215	43.8%	$3.90
New investors	11,765,446	38.1	95,946,861	56.2	$8.15

Total	30,895,411	100.0%	$170,638,076	100.0%

(1)	Assumes conversion of June 30, 2004 of all of our outstanding shares of preferred stock into 16,797,103 shares of common stock.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. If additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

The following selected financial data for the years ended December 31, 1999 and 2000 and as of December 31, 1999, 2000 and 2001 are derived from our audited annual financial statements not included in this prospectus. The selected financial data for each of the years ended December 31, 2001, 2002 and 2003 and as of December 31, 2002 and 2003 are derived from our audited annual financial statements included elsewhere in this prospectus. The selected financial data for the six months ended June 30, 2003 and 2004 and as of June 30, 2004 are derived from our unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as our audited annual financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the results of operations for the periods ended June 30, 2003 and 2004. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the six months ended June 30, 2004 should not be considered indicative of results expected for the full fiscal year.

You should read the following financial information together with the information under “Management’s Discussions and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data:
Revenues:
Product revenues	$—	$—	$1,326	$18,002	$25,429	$8,550	$25,312
Research contracts	475	921	445	100	—	—	—

Total revenues	475	921	1,771	18,102	25,429	8,550	25,312
Costs of goods sold	—	—	1,716	13,307	17,070	6,144	15,157

Gross margin	475	921	55	4,795	8,359	2,406	10,155

Operating expenses:
Research and development	3,037	7,628	9,894	9,011	9,117	4,459	5,232
Selling, general and administrative	695	2,995	6,239	7,971	11,212	4,980	8,898

Total operating expenses	3,732	10,623	16,133	16,982	20,329	9,439	14,130

Loss from operations	(3,257)	(9,702)	(16,079)	(12,187)	(11,970)	(7,033)	(3,975)
Interest and other income (expense), net	181	436	346	299	69	(29)	40

Loss before provision for income taxes	(3,075)	(9,266)	(15,733)	(11,888)	(11,901)	(7,004)	(3,935)
Provision for income taxes	1	1	1	24	23	16	15

Net loss	(3,076)	(9,267)	(15,734)	(11,912)	(11,924)	(7,020)	(3,950)
Accretion of preferred stock	(17)	(20)	(40)	(57)	(60)	(30)	(30)

Net loss applicable to common stockholders	$(3,093)	$(9,287)	$(15,774)	$(11,969)	$(11,984)	$(7,050)	$(3,980)

Net loss per share applicable to common stockholders—basic and diluted(1)	$(3.84)	$(12.17)	$(11.17)	$(6.82)	$(5.66)	$(3.45)	$(1.78)
Weighted average shares outstanding—basic and diluted(1)	805,005	763,319	1,412,412	1,755,873	2,118,898	2,042,678	2,230,478
Pro forma net loss per share—basic and diluted (unaudited)(1)					$(0.63)		$(0.21)
Pro forma weighted average shares outstanding—basic and diluted (unaudited)(1)					18,916,001		19,027,581

	As of December 31,					As of June 30,
	1999	2000	2001	2002	2003	2004
						(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$7,101	$17,681	$9,203	$26,008	$11,893	$12,017
Working capital	6,991	18,242	11,581	29,722	14,791	11,955
Total assets	7,868	21,449	19,005	37,301	29,957	31,310
Long-term debt, less current portion	—	—	498	192	448	840
Redeemable convertible preferred stock	11,382	33,244	43,268	73,201	73,261	73,291
Total stockholders’ deficit	(4,080)	(13,238)	(28,842)	(40,371)	(52,011)	(54,344)

(1)	Please see note 1 of the notes to our financial statements included elsewhere in this prospectus for an explanation of the determination of the number of shares used in computing per share data.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements due to known and unknown risks, uncertainties and other factors, including those risks discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

Background

We are a medical device company focused on the design, development and marketing of an ultra-fast laser, related software and disposable devices for use in LASIK surgery. Our product offering is used to create the corneal flap in the first step of LASIK surgery. From our incorporation in late 1997 through late 2001, we devoted substantially all of our resources to designing, developing, commercializing and marketing our INTRALASE® FS laser, our IntraLASIK® software and our per procedure disposable patient interface. In late 2001, we introduced our product offering to the U.S. market, and we began expanding into key international markets in the second half of 2003. In the three months ended June 30, 2004, we captured approximately 14% of the U.S. market for LASIK corneal flap creation.

Since inception we have been unprofitable. We incurred net losses applicable to common stockholders of approximately $15.8 million in 2001, $12.0 million in 2002, $12.0 million in 2003 and $4.0 million in the six months ended June 30, 2004. As of June 30, 2004, we had an accumulated deficit of approximately $57.1 million.

Revenues

We generate revenues primarily from the sale or lease of our INTRALASE® FS laser and the sale of our per procedure disposable patient interface. We derive a smaller portion of our revenues from product maintenance. In the past, we also recognized revenues from research contracts, which consisted of government sponsored research grants used to fund research and development. We do not expect this source of revenues to recur in the future. From inception through June 30, 2004, we recognized $70.1 million in revenues from sales of our product offering.

The following table sets forth the sources and amounts of our revenues for the periods indicated:

	Year Ended December 31,						Six Months Ended June 30,
	2001		2002		2003		2004
							(unaudited)
	Units	Revenue	Units	Revenue	Units	Revenue	Units	Revenue
INTRALASE® FS laser	4	$1,312,000	35	$14,296,738	67	$14,777,010	47	$13,143,274
Per procedure disposable patient interface	1,146	10,385	29,622	3,354,242	84,230	9,115,731	89,516	10,333,978
Product maintenance	—	3,580	—	351,483	—	1,536,723	—	1,834,442
Research contracts	—	444,881	—	100,000	—	—	—	—

Total revenues		$1,770,846		$18,102,463		$25,429,464		$25,311,694

We target the most active LASIK surgery practices in the United States and in key international markets to adopt our product offering in order to generate recurring business from our per procedure disposable patient interfaces. We expect that, even with increased sales and leases of our INTRALASE® FS laser, repeat revenues from the higher gross margin per procedure disposable patient interfaces will continue to increase as a percentage of our total revenues, which will, in turn, drive higher overall gross margin.

Terms of Sale and Revenue Recognition

Laser

•	Terms of sale. In the United States, we primarily sell our lasers to LASIK surgery practices. We also selectively enter into operating leases with certain high-volume customers, either directly or through third-party financing companies. Leases typically have terms of 36 to 39 months, commencing on installation and acceptance. Our terms of sale are cash in advance, paid directly by our customers or by fiscally-sound third-party financing companies upon acceptance by our customers.

In 2001, surgeons generally rented laser equipment and purchased our supplies and services through a multiyear fee-per-procedure contract primarily through an independent third-party financing company, De Lage Landen Financial Services. As a result, revenues generated from products sold to De Lage Landen Financial Services accounted for 88% of our total revenues in 2001. Revenues to another customer, Irvine Vision Institute, accounted for 12% of our total revenues in 2001. In 2002, revenues generated from products sold to De Lage Landen Financial Services accounted for 69% of our total revenues. No customer accounted for 10% or more of our total revenues in 2003 or for the six months ended June 30, 2004.

Outside the United States, we sell to our international distributors and, in selected instances, directly to LASIK surgery practices. Payment terms are cash in advance or irrevocable letter of credit.

For the six months ended June 30, 2004, 79% of our total lasers installed were sales, representing 98% of our total laser revenues, and 21% were operating leases, representing 2% of our total laser revenues. In comparison, in 2003, the first year in which we began leasing lasers, 52% of our total lasers installed were sales, representing 96% of our total laser revenues, and 48% were operating leases, representing 4% of our total revenues.

•	Revenue recognition. For the lasers we sell directly, we recognize revenues when the equipment has been delivered, installed and accepted at the customer location. Revenues from our leased lasers are recognized ratably over the term of the lease. For laser sales through a distributor, revenues are recognized when the laser is shipped and title has transferred to the distributor.

Per procedure disposable patient interface

•	Terms of sale. Our customers order per procedure disposable patient interfaces directly from us as needed. In the United States, payment is typically due 30 days after shipment and the per procedure disposable patient interface is non-refundable. A small percentage of our U.S. customers have agreed to a minimum monthly purchase requirement for per procedure disposable patient interfaces. International customers pay for their per procedure disposable patient interfaces cash in advance or by irrevocable letter of credit.

•	Revenue recognition. Revenue from the sale of our per procedure disposable patient interfaces is recognized upon shipment.

Product maintenance

•	Terms of sale. Our product offering includes maintenance. We provide product maintenance when we sell directly or lease to customers and our international distributors provide maintenance in sales outside the United States. Where we provide maintenance, maintenance agreements are renewable annually and are required at all times for the continued use of our laser. Prior to 2003, when we sold our lasers we would establish a provision for warranty expense for related maintenance. Commencing in 2003 and in conjunction with establishing an annual maintenance program for our lasers, we began deferring the fair value of the maintenance agreement and amortizing the deferred maintenance amounts over the twelve-month warranty period. As a result, in 2003 our deferred revenues increased while our accrued expenses associated with warranty decreased.

•	Revenue recognition. Revenue from product maintenance is recognized on a straight-line basis over the term of the maintenance agreement.

International Revenue Expansion

We introduced our product offering in the United States in late 2001 and internationally in the second half of 2003. As of June 30, 2004, we had sold or leased 123 lasers in the United States and we had sold 30 outside the United States, primarily in the Asia-Pacific region, Europe and the Middle East. In international markets, we mainly sell our product offering through local country third-party distributors. These distributors are responsible for sales and customer support, and as a result generally pay a lower price for our product offering. As a result, the mix between direct sales in the United States and distributor sales internationally may create fluctuations in our gross margin.

Seasonality

Lasers. Sales and leases of our lasers are seasonal. The second and fourth calendar quarters are typically stronger than the first and third calendar quarters. Two of the largest ophthalmology shows for refractive surgeons, the American Society of Cataract and Refractive Surgery, or ASCRS, and the American Academy of Ophthalmology, or AAO, are held in the second and fourth quarters, leading prospective customers to delay purchases in the first and third quarters until they have an opportunity to attend the shows, visit with us and attend lectures and symposiums on our product offering. In addition, tax incentives typically help to drive U.S. capital equipment spending higher in the fourth quarter. Sales and leases of our lasers in the third quarter are slower as surgeons in the United States and internationally typically take increased vacation time during the summer.

Per procedure disposable patient interfaces. Sales of our per procedure disposable patient interfaces are also seasonal. The first quarter typically shows an increase in volume in the United States. We believe this is because many potential LASIK patients in the United States use their annual funding under Internal Revenue Code Section 125 pre-tax medical savings plans, or cafeteria plans, to purchase LASIK surgery, as LASIK surgery is not generally paid for through insurance programs or government reimbursement. The second and fourth quarter do not show any significant seasonal change. However, procedure volume is typically slower during the third quarter, as surgeons in the United States and internationally typically take increased vacation time during the summer.

Results of Operations

The following table sets forth our results of operations expressed as a percentage of total revenues for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
Revenues:
Product revenues	74.9%	99.4%	100.0%	100.0%	100.0%
Research contracts	25.1	0.6	0.0	0.0	0.0

Total revenues	100.0	100.0	100.0	100.0	100.0

Costs of goods sold	96.9	73.5	67.1	71.9	59.9
Gross margin	3.1	26.5	32.9	28.1	40.1
Operating expenses:
Research and development	558.8	49.8	35.9	52.2	20.7
Selling, general and administrative	352.3	44.0	44.1	58.1	35.1

Total operating expenses	911.1	93.8	80.0	110.3	55.8

Loss from operations	(908.0)	(67.3)	(47.1)	(82.2)	(15.7)
Interest and other income (expense), net	19.5	1.6	0.3	0.3	0.2

Loss before provision for income taxes	(888.5)	(65.7)	(46.8)	(81.9)	(15.5)
Provision for income taxes	0.0	0.1	0.1	0.2	0.1

Net loss	(888.5)	(65.8)	(46.9)	(82.1)	(15.6)
Accretion of preferred stock	(2.3)	(0.3)	(0.2)	(0.2)	(0.1)

Net loss applicable to common stockholders	(890.8)%	(66.1)%	(47.1)%	(82.3)%	(15.7)%

Comparison of Six Months Ended June 30, 2003 and 2004

Revenues

Total revenues increased from $8.5 million for the six months ended June 30, 2003 to $25.3 million for the six months ended June 30, 2004. The increase was attributable to continued market acceptance of our product offering and our expansion into international markets, primarily in the Asia-Pacific region, Europe and the Middle East, which we began in the second half of 2003. During the six months ended June 30, 2003, we sold or leased 27 lasers and generated $4.5 million in revenues. In comparison, during the six months ended June 30, 2004, we sold or leased 47 lasers and generated $13.1 million in revenues. During the six months ended June 30, 2003, we sold 34,694 per procedure disposable patient interfaces and generated $3.7 million in revenues. In comparison, during the six months ended June 30, 2004, we sold 89,516 per procedure disposable patient interfaces and generated $10.3 million in revenues. We attribute the increase in sales of per procedure disposable patient interfaces to an increased installed base of lasers, as we entered the six month period ended June 30, 2004 with approximately 2.5 times the installed base of lasers as compared to the same period in 2003. We expect sales of our per procedure disposable patient interfaces to continue to increase as the installed base of lasers increases. The increase in our installed base of lasers also led to an increase in our maintenance revenues to $1.8 million during the six months ended June 30, 2004, as compared to $391,000 during the six months ended June 30, 2003. We expect our maintenance revenues to continue to increase as the installed base of lasers increases.

Gross Margin

Gross margin, as a percentage of total revenues, increased from 28% for the six months ended June 30, 2003 to 40% for the comparable period in 2004. Costs of goods sold consists of material, labor, overhead and royalty payments to licensors of patents relating to our product offering. Costs of goods sold, as a percentage of total revenues, decreased due to lower per unit labor and overhead costs for both our laser and our patient interface in the six months ended June 30, 2004 as compared to the prior year period. Per unit labor and overhead costs were lower as an increase in the number of lasers sold or leased and an increase in the number of per procedure disposable patient interfaces sold resulted in volume discounts for material components and lower fixed overhead costs per unit.

We expect our overall gross margin to fluctuate quarterly depending on the percentage of total revenues from lasers as compared to the percentage of total revenues from our per procedure disposable patient interfaces, as the gross margin from per procedure disposable patient interfaces is significantly higher than the gross margin from lasers. In addition, we expect our overall gross margin to fluctuate due to a shift in the mix between higher gross margin direct sales in the United States and lower gross margin distributor sales internationally. We expect revenues from per procedure disposable patient interfaces to increase as a percentage of total revenues as our installed base of lasers grows, thereby improving our overall gross margin.

During the six months ended June 30, 2004, we experienced a negative gross margin of $161,000 associated with our maintenance services. This negative gross margin stems from our investment in personnel and training for such personnel in anticipation of growth we expect to experience in our installed base of lasers during the last half of 2004. We anticipate our maintenance services will earn a positive gross margin during the last six months of the fiscal year ending December 31, 2004 and in 2005.

Research and Development

Research and development expenses consist of costs of product research, product development, engineering, regulatory compliance and clinical support studies. Research and development expenses totaled $4.5 million for the six months ended June 30, 2003 and $5.2 million for the six months ended June 30, 2004. This increase resulted from increased expenses for stock based compensation of $593,000, increased expenses of $117,000 for regulatory and quality costs incurred in connection with obtaining our ISO EN 13485 certification and CE mark in the first quarter of 2004, $110,000 in increased depreciation expense on higher fixed assets, and $70,000 in clinical consulting and study support costs, offset in part by lower prototype supplies and outside services of $205,000.

Although we expect research and development expenses to continue to fall as a percentage of our revenues we expect that the dollar amount of our research and development expenses will continue to increase between 10% to 20% each year as we continue to develop, enhance and commercialize new and existing products and applications. We also expect to incur increased expenses relating to regulatory compliance associated with new and existing applications and products and for regulatory approval for expansion of our existing product offering into new markets outside of the United States. We also expect to incur increased expenses as we continue to support clinical studies.

Selling, General and Administrative

Selling, general and administrative expenses consist of expenses associated with sales, marketing, field service and clinical applications that are not otherwise direct costs of installing and supporting our product offering, finance, information technology and human resources. Selling, general and administrative expenses increased from $5.0 million for the six months ended June 30, 2003 to $8.9 million for the six months ended June 30, 2004. The increase resulted from an increase in stock based compensation of $721,000, increases in commissions paid to sales representatives on higher sales totaling $498,000, higher personnel costs primarily for the addition of international sales and sales support personnel totaling $551,000, higher personnel costs in sales, marketing and general and administrative departments of $884,000 and higher market, advertising, promotion and event costs of $424,000.

We expect sales and marketing expenses to increase in the future, both absolutely and as a percentage of revenues, as a result of continued growth in our sales infrastructure to support projected growth in revenues and continued international expansion. In addition, we expect general and administrative costs to increase due to the increased costs of being a public company and as we continue to grow.

Stock-Based Compensation

Over the next several years, we will incur non-cash expenses for employee stock-based compensation, decreasing quarterly, for stock-based compensation for stock options determined to have been issued at less than estimated fair value. In addition, we expect to incur stock-based compensation expenses, primarily for options granted to non-employees, that may decrease or increase quarterly, depending upon future fluctuations in our stock price. See “—Critical Accounting Policies—Stock-Based Compensation.”

Comparison of the Years Ended December 31, 2001, 2002 and 2003

Revenues

Total revenues increased from $1.8 million in 2001 to $18.1 million in 2002 and to $25.4 million in 2003. The increase in 2002 is attributable primarily to 2002 being the first full year in which we sold our product offering. The increase in 2003 resulted from the continued market acceptance of our product offering.

The growth rate of our laser revenues slowed in 2003, notwithstanding our growth in laser unit volume. This resulted from the change in our sales model in early 2003. First, in response to market feedback, we reduced the fixed acquisition price of our laser by approximately 12%. Second, we began placing lasers using operating leases, where we recognize revenues ratably over the term of the lease, which results in a deferral of our laser revenues. These two factors resulted in a 46% decrease in revenues per average laser sold or leased in 2003 as compared to lasers sold in 2002.

During 2003, we also made changes to our model for selling per procedure disposable patient interfaces, which are purchased on an as-needed basis by surgeons. These changes included increasing the list price of the per procedure disposable patient interface by 50% to new customers, introducing a volume discount pricing to higher volume customers, commencing international sales to distributors at a discounted distributor price, and reducing the price to some existing customers for purchases in excess of their expected monthly volumes. This new pricing model resulted in an overall 4% decrease in the average sales price of each per procedure disposable patient interface in 2003 compared with 2002.

Revenues associated with maintenance services increased from $351,000 in 2002 to $1.5 million in 2003 primarily from the increase in our installed base of lasers. During 2003, our cost of providing maintenance services approximated our maintenance revenues.

Gross Margin

Gross margin was 3% of total revenues in 2001, 26% in 2002 and 33% in 2003. Gross margin in 2001 reflected high start up costs associated with the first shipments of our products in low volumes, including only 4 lasers and 1,147 per procedure disposable patient interfaces. Gross margin increased from 3% in 2001 to 26% in 2002 on recognition of revenues from sales of 35 lasers and 29,622 per procedure disposable patient interfaces, with 2002 costs of goods sold reflecting production volume costs rather than the higher start up costs in 2001.

The increase in gross margin from 26% in 2002 to 33% in 2003 was primarily due to a $5.7 million increase in sales of our per procedure disposable patient interfaces, which have a higher gross margin than our lasers. This was an increase as a percentage of total revenues from 19% in 2002 to 36% in 2003. In addition, the gross margin of our per procedure disposable patient interface improved by approximately 10% due to cost savings associated with higher volume purchasing and manufacturing. The improvement in gross margin was offset in part by lower revenues per average laser sold or leased of approximately 46%, resulting in a 42% decrease in the gross margin on our laser. In addition, overall gross margins improved as additions to inventory reserves decreased by $1.0 million from 2002 to 2003. The decrease in inventory reserves occurred because, as our products matured, there were fewer design changes and thus fewer components became obsolete. Upon determining component parts are obsolete, we establish a 100% reserve. We believe these components will ultimately be scrapped, and to date, no component parts reserved have been subsequently resold.

We expect gross margins to continue to improve for the next several years at rates that are similar to, or slightly lower than, the rates of improvement in gross margin between 2002 and 2003. We believe that the drivers of this continued improvement will be increases in the percentage of total revenues derived from per procedure patient interfaces, as well as cost savings associated with higher volume purchasing and manufacturing.

Research and Development

Research and development expenses totaled $9.9 million in 2001, $9.0 million in 2002 and $9.1 million in 2003. The decrease in 2002 resulted from a decrease of $2.3 million in research and development expenses as we eliminated significant prototype laser material expenses and start-up costs associated with the commercial introduction of our laser in late 2001, which was partially offset by $1.4 million of higher clinical support studies, regulatory and intellectual property costs associated with a full year of commercialization in 2002. The increase in 2003 resulted primarily from higher regulatory spending of $649,000 due to expanded commercial activities requiring a larger regulatory organization, partially offset by lower spending in research and development activities and clinical support studies in the amount of $544,000.

Selling, General and Administrative

Selling, general and administrative expenses totaled $6.2 million in 2001, $8.0 million in 2002 and $11.2 million in 2003. The year over year increases reflect higher sales and commission costs of $430,000 in 2002 and $1.7 million in 2003. The increases also reflect higher marketing costs of $1.4 million in 2002 and $828,000 in 2003, associated with increased sales of our product offering, and higher personnel costs of $566,000 in 2003.

Seasonality and Quarterly Results

Our business is seasonal. Sales and leases of our lasers are typically stronger in the second and fourth quarters and sales of our higher gross margin per procedure disposable patient interfaces are typically stronger in the first quarter and slower in the third quarter. See “—Overview—Seasonality” for a discussion of the reasons for the seasonality of our business.

The following table presents unaudited quarterly information for each quarter of fiscal years 2002 and 2003, and the first two quarters of 2004. This information has been prepared on the same basis as our audited annual financial statements and, in our opinion, reflects all adjustments, which include only normal recurring adjustments, necessary to present fairly the unaudited quarterly results when read in conjunction with our financial statements and related notes included elsewhere in this prospectus. These historical operating results are not necessarily indicative of the results to be expected for any future period and the results for the three and six months ended June 30, 2004 should not be considered indicative of results expected for the full fiscal year.

	Quarter Ended
	Mar. 31 2002	June 30 2002	Sept. 30 2002	Dec. 31 2002	Mar. 31 2003	June 30 2003	Sept. 30 2003	Dec. 31 2003	Mar. 31 2004	June 30 2004
	(unaudited)
	(in thousands)
Statements of Operations Data:
Revenues:
Product revenues	$3,274	$4,322	$4,127	$6,280	$2,860	$5,690	$6,545	$10,334	$9,485	$15,827
Research contracts	—	—	—	100	—	—	—	—	—	—

Total revenues	3,274	4,322	4,127	6,380	2,860	5,690	6,545	10,334	9,485	15,827
Costs of goods sold	3,439	3,347	2,741	3,779	2,146	3,998	4,204	6,722	5,621	9,536

Gross margin	(165)	975	1,386	2,601	714	1,692	2,341	3,612	3,864	6,291
Operating expenses:
Research and development	2,082	2,007	2,539	2,383	2,053	2,406	2,387	2,272	2,357	2,875
Selling, general and administrative	1,531	1,787	2,144	2,511	2,256	2,724	2,620	3,611	3,610	5,288

Total operating expenses	3,613	3,794	4,683	4,894	4,309	5,132	5,007	5,883	5,967	8,163

Loss from operations	(3,778)	(2,819)	(3,297)	(2,293)	(3,595)	(3,438)	(2,666)	(2,271)	(2,103)	(1,872)
Interest and other income (expense), net	14	62	124	98	(12)	41	26	14	17	23

Loss before provision for income taxes	(3,764)	(2,757)	(3,173)	(2,195)	(3,607)	(3,397)	(2,640)	(2,257)	(2,086)	(1,849)
Provision for income taxes	6	6	6	6	11	5	4	3	8	7

Net loss	$(3,770)	$(2,763)	$(3,179)	$(2,201)	$(3,618)	$(3,402)	$(2,644)	$(2,260)	$(2,094)	$(1,856)

Liquidity and Capital Resources

General

We require capital principally for operating our business, working capital and capital expenditures for both the fixed assets used in our business and the revenue-generating assets under our operating leases. Our capital expenditures for fixed assets consist primarily of capitalization of our lasers for use in manufacturing and developing our product offering, and information technology infrastructure and equipment used to support the growth of our business. Our capital expenditures for revenue-generating assets consist of the capitalization of lasers under operating leases. Working capital is required principally to finance accounts receivable and inventory.

To date, our operations have been funded primarily with proceeds from the issuance of our preferred stock. Cumulative net proceeds from issuances of our preferred stock totaled $73.1 million as of June 30, 2004. In addition, we received government sponsored research grants from inception through 2002, amounting to $2.2 million, cumulatively. From 2001 through June 30, 2004, we generated cumulative gross profit from sales of our product offering of $22.8 million. We finance purchases of equipment and leasehold improvements through our equipment advance facility. As of June 30, 2004, the outstanding balance under our equipment advance facility was $1.5 million with an interest rate on our borrowings of 5.0% and with maturity dates through 2007.

We believe that our current cash and cash equivalents, excluding the proceeds to us from this offering, together with our marketable securities, cash expected to be generated from sales of our product offering and our ability to draw down on our secured revolving line of credit and equipment advance facility, will be sufficient to meet our projected operating requirements for at least the next 12 months. We believe that we will need either the proceeds to us from this offering or to become profitable on a continuing basis in order to sustain and grow our operations in periods extending 12 to 24 months from the date of this offering.

Cash, cash equivalents and marketable securities increased from $11.9 million at December 31, 2003 to $12.0 million at June 30, 2004. This increase was primarily due to a net loss of $4.0 million in the six months ended June 30, 2004, of which $2.9 million was for non-cash depreciation, amortization, stock-based compensation expenses and net changes in other cash flow activities.

Net cash used in operating activities was $4.5 million in the six months ended June 30, 2003 and net cash provided by operating activities was $922,000 in the six months ended June 30, 2004. The improvement of $5.5 million was due to a reduction of our net loss by $3.1 million, an increase in non-cash expense for depreciation, amortization and stock-based compensation of $1.8 million, an increase in accounts payable of $672,000, and an increase in accrued expenses of $1.1 million, offset in part by a decrease in deferred revenues of $483,000. Accounts payable and accrued expenses increased as the size of our business, measured by revenues, almost tripled in the six months ended June 30, 2004 as compared to the six months ended June 30, 2003, resulting in higher accounts payable and accrued expenses for supplies, services, royalties and other costs. Deferred revenues increased more in the six months ended June 30, 2003 as compared to the six months ended June 30, 2004, as in the six months ended June 30, 2004 we initiated six fewer operating leases for which cash is collected in advance.

Net cash used in investing activities decreased from $5.0 million in the six months ended June 30, 2003 to $1.6 million in the six months ended June 30, 2004. This decrease was due to a reduction in the purchase of equipment under operating leases of $1.6 million as six fewer operating leases were entered into during the six months ended June 30, 2004 as compared to the six months ended June 30, 2003 and a reduction in the purchase of marketable securities of $2.5 million, caused by our lower overall cash and cash equivalent balances at June 30, 2004 as compared to June 30, 2003.

Net cash flow provided by financing activities increased from $222,000 in the six months ended June 30, 2003 to $817,000 in the six months ended June 30, 2004. This increase was primarily due to additional borrowings under our loan agreements, net of payments, of $486,000.

Cash, cash equivalents and marketable securities were $9.2 million at December 31, 2001, $26.0 million at December 31, 2002 and $11.9 million at December 31, 2003. The increase in 2002 was due primarily to $29.9 million in net proceeds from the issuance of preferred stock in 2002, partially offset by $11.3 million in cash used to fund operations and $1.6 million in cash used to purchase capital equipment. The decrease in 2003 was primarily due to funding operations of $8.9 million, purchases of capital equipment of $1.8 million and placing $3.6 million of our lasers under operating leases.

Net cash used in operating activities decreased from $16.2 million in 2001 to $11.3 million in 2002 and to $8.9 million in 2003. The decrease in 2002 was primarily due to a decrease in our net loss applicable to common stockholders from $15.7 million in 2001 to $11.9 million in 2002, and an increase of $526,000 in non-cash charges in 2002 for depreciation, loss on disposition of property and stock-based compensation and a reduction of $3.6 million in inventories. In 2002 depreciation increased due to an increase in the amount of property, plant and equipment placed into service. Also in 2002, net cash associated with inventories declined by $3.6 million. These changes occurred as we commercially introduced our products in late 2001, thus increasing inventories as we built product, while in 2002 inventory usage stabilized with a full year of commercialization such that we sold inventory and reduced our raw materials inventory.

The decrease in 2003 was primarily due to the following factors:

•	an increase of $2.6 million in accounts payable as the volume of our sales and leases increased and we began purchasing more inventory supplies and services;

•	an increase of $1.5 million in deferred revenues in connection with new selling models in which we began receiving maintenance revenue funds in advance with the payment for the laser and began receiving some operating lease income up front; and

•	increases in other accrued liabilities and depreciation charges consistent with the growth in our business.

The increases in accounts payable, deferred revenues and accrued liabilities and depreciation charges were partially offset by an increase in net accounts receivable of $3.5 million on higher revenues.

Net cash used in investing activities increased by $649,000 from 2001 to 2002, and by $2.8 million from 2002 to 2003. The increase in 2002 was primarily due to an additional $2.0 million, net, invested in marketable securities, partially offset by a reduction of $1.3 million in capital equipment expenditures. Capital equipment expenditures in 2002 decreased due to greater capital investment required in 2001 as we invested in manufacturing and tested our laser prior to its introduction in late 2001. The increase in 2003 was primarily due to our placing $3.6 million of our lasers under operating leases, partially offset by a net reduction in the purchase of marketable securities of $1.0 million.

Net cash flow provided by financing activities increased from $10.9 million in 2001 to $29.7 million in 2002 and decreased to $288,000 in 2003. The increase in 2002 was due to $29.9 million in net proceeds from the issuance of preferred stock in 2002, as compared to $9.9 million in 2001, partially offset by a net increase in debt in 2001 of $868,000 compared to a net repayment of debt of $313,000 in 2002. Net cash flow provided by financing activities decreased in 2003 due to the absence of any preferred stock issuance.

Accounts Receivable

Our accounts receivable days sales outstanding were 59 days at December 31, 2001, 12 days at December 31, 2002, 35 days at December 31, 2003 and 28 days at June 30, 2004. Our laser sales are typically on the basis of cash in advance or payment terms within a short period of time after installation and acceptance, and our per procedure disposable patient interfaces are typically sold for terms net 30 days from shipment. We review our accounts receivable balances and customers regularly to establish and maintain an appropriate allowance for doubtful accounts. We take into account the customer’s payment history, the number of days an account is overdue and any specific knowledge about an account’s financial status. On that basis, allowance for doubtful accounts as a percentage of gross accounts receivable was 1.1%, 18.6%, 2.7% and 3.3% at December 31, 2001, December 31, 2002, December 31, 2003 and June 30, 2004, respectively. The reserve requirements are based on our review of every account and we place particular emphasis on analyzing each account with an accounts receivable balance more than 90 days old and on that account’s specific payment history and financial risk. As revenues from our per procedure disposable patient interface increase as a percentage of total revenues, we expect days sales outstanding to increase as we grant payment terms of a longer duration on these revenues than we do on our laser sales. As per procedure disposable patient interface revenues increase, we will be exposed to an increased risk of not receiving payment on time for a portion of our sales. In addition, as the percentage of our revenues with longer credit terms increase, we will need to have greater capital resources to fund the increase in accounts receivable outstanding. Payment terms for our sales outside the United States are currently cash in advance or irrevocable letter of credit, resulting in limited exposure to international receivables which typically take longer to collect. In the future, were we to offer credit terms internationally as we do in the United States, our days sales outstanding would likely increase.

Debt

At June 30, 2004, we had a revolving line of credit, which allows for maximum borrowing of $3.5 million, with a $1.0 million sub-limit to secure a separate revolving line of credit. At June 30, 2004, there were no outstanding balances under the line. The line of credit has a variable rate of interest equal to 0.75% above the bank’s prime rate (4.00% at June 30, 2004) and matures December 31, 2004.

In addition, we had an equipment advance facility, which allows for maximum borrowing of $1.9 million. The equipment advance facility has a variable rate of interest equal to 1% above the bank’s prime rate, with a minimum rate of 5%. The ability to draw down against the equipment advance facility expires on December 31, 2004, however, any previous borrowings may be repaid over the remaining three-year term. As of June 30, 2004, the outstanding balance under our equipment advance facility was $1.5 million, with an interest rate on our borrowings of 5.0% and with maturity dates through 2007. We intend to repay the outstanding balance of our equipment advance facility in full with a portion of our net proceeds from this offering.

Our loan and security agreement, covering both our revolving line of credit and our equipment advance facility, includes several restrictive covenants, including requirements that we meet certain operating margin goals and that we maintain a quick ratio, as defined in the loan agreement. At December 31, 2003, we exceeded our maximum net loss covenant for the year ended December 31, 2003 by 1.2%. The bank waived the requirement that we comply with this covenant for this specific period. We satisfied our financial covenants in the three months ended March 31, 2004 and the three months ended June 30, 2004.

On May 28, 2004, we entered into an amendment to our loan and security agreement revising our modified quick ratio covenant and our quarterly/annual net loss/profitability covenant for 2004 consistent with our expected financial performance. To date, we have met these amended covenants.

We intend to terminate our loan and security agreement upon repayment of our equipment advance facility following this offering. We plan to enter into new credit agreements in the future consistent with our business requirements.

Purchase of Technology

On July 15, 2004, we entered into an agreement to acquire a fully-paid royalty-free, irrevocable and worldwide license from the University of Michigan for the use of certain technology and to settle all past contract disputes for an aggregate consideration of $2 million. Of the total consideration, $1.235 million has been paid and the remaining $765,000 is to be paid in three quarterly installments, with the remaining amount accelerating to within fifteen days of the effective date of this registration statement. Upon closing this agreement we recorded a charge of $765,000 related to the settlement of the contract disputes and capitalized $1,235,000 associated with acquired licenses in accordance with the terms of the agreement. See “Use of Proceeds.”

Contractual Obligations

The following summarizes our long-term contractual obligations as of June 30, 2004:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	(in thousands)
Operating leases	$852	$610	$216	$26
Term loan	1,502	662	840
Royalty payments(1)	823	124	372	218	109
University of Michigan—fully-paid license and settlement	2,000	2,000	—	—	—
Employment agreement with Robert Palmisano, CEO	899	498	401
Employment agreement with Randy Alexander	98	98

Total	$6,174	$3,992	$1,829	$244	$109

(1)	Represents minimum annual royalties under licensing agreements which continue indefinitely unless cancelled by us.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing the risk of loss. Some of the securities in which we may invest in the future may be subject to market risk for changes in interest rates. To mitigate this risk, we plan to maintain a portfolio of cash equivalents and short-term investments in a variety of marketable securities, which may include commercial paper, money market funds, government and non-government debt securities. Currently, we are exposed to minimal market risks. We manage the sensitivity of our results of operations to these risks by maintaining a conservative portfolio, which is comprised solely of highly rated, short-term investments. We do not hold or issue derivative, derivative commodity instruments or other financial instruments for trading purposes.

The risk associated with fluctuating interest rates is limited to our investment portfolio and our borrowings. We do not believe that a 10% change in interest rates would have a significant effect on our results of operations or cash flows.

All of our sales since inception have been made in U.S. dollars. Accordingly, we have not had any material exposure to foreign currency rate fluctuations. We expect to continue to realize our sales in U.S. dollars, regardless of our intended expansion into international markets, although no assurances can be given. As we increase our international sales and support organization, we anticipate some level of exposure to foreign currency risk as a result of compensating these employees in local currencies.

Income Taxes

Realization of our deferred tax assets is dependent upon the uncertainty of the timing and amount of our future earnings, if any. Accordingly, we have established full deferred tax asset valuation allowances as of December 31, 2001, 2002 and 2003 and June 30, 2004 to reflect these uncertainties.

As of December 31, 2003, we had federal and state net operating loss carryforwards of approximately $50.1 million and $33.4 million, respectively, and federal and state tax credit carryforwards of approximately $1.3 million and $1.3 million, respectively. Federal tax credit carryforwards will begin to expire in 2004 unless previously utilized. The state credit carryforwards do not expire. Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code. This annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization. See “Risk Factors—Risks Related to our Business—Our ability to use net operating loss carryforwards may be limited.”

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations during the periods presented, and we do not anticipate that it will have a material effect in the future.

Related Party Transactions

For a description of our related party transactions, see the section of this prospectus entitled “Related Party Transactions.”

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an on-going basis, we evaluate our estimates including those related to bad debts, inventories and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our financial statements appearing at the end of this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by SAB 101A and 101B (“SAB 101”). SAB 101 requires that four basic criteria must be met before revenues can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgment regarding the fixed nature of the fee charged for products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenues recognized for any reporting period could be adversely impacted.

For arrangements with multiple deliverables, we allocate the total revenues to each deliverable based on its relative fair value in accordance with the provisions of Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” and recognize revenues for each separate element as the above criteria are met.

Reserves for Doubtful Accounts, Billing Adjustments and Contractual Allowances

At the end of each fiscal quarter, we estimate the reserve necessary for doubtful accounts to ensure that we have established an appropriate allowance for accounts receivable that may not ultimately be collectible. To develop this estimate we review all accounts and identify those with overdue balances, particularly those with balances 90 days, or more, overdue. For these accounts we estimate individual specific reserves based on our analysis of the amount overdue, the customer’s payment history, operations and finances of each account. For all other accounts, we review historical bad debt trends, general and industry-specific economic trends, and current payments along with the reasonable probability that payment will occur in the future. On that basis, the allowance for doubtful accounts as a percentage of gross accounts receivable was 1.1%, 18.6%, 2.7% and 3.3% at December 31, 2001, December 31, 2002, December 31, 2003 and June 30, 2004, respectively. The reserve, as a percentage of gross accounts receivable, decreased from December 31, 2002 to December 31, 2003 as two-thirds of the accounts identified as payment risks at December 31, 2002 brought their accounts current in 2003 and one problem account at December 31, 2002 reduced its outstanding balance, while additional identified accounts with probable risk of non-payment were minor in comparison to total accounts receivable at December 31, 2003. To date, our estimates of our doubtful accounts have been materially accurate. Subject to any major changes in our business model, our operating environment or the economy in general, and taking into consideration our typical customer, we do not expect either our methodology or the accuracy of our estimates to change significantly in the future.

Inventories

Adjustments to the carrying value of inventory for excess and obsolete items are based, in part, on our estimate of usage of component parts in the assembly of our lasers and the timing of design changes. This estimate, though based on our product design plans and other relevant factors, such as the current economic climate, is subject to some uncertainty. Amounts charged to income for excess and obsolete inventories and as a percentage of total revenues, were $1.9 million, or 107.6% of total revenues for the year ended December 31, 2001, $1.4 million or 7.7% of total revenues for the year ended December 31, 2002, $383,000 or 1.5% of total revenues for the year ended December 31, 2003 and $375,000 or 1.5% of total revenues for the six months ended June 30, 2004. Inventory reserves were established in 2001 and 2002, in the introductory phases of our product offering as technical design changes and manufacturability changes made certain components obsolete. These additions to inventory reserves were used to cover inventory scrapped. Additions to the inventory reserve have diminished as the product has matured and fewer changes are made to the product to make it easier to manufacture, assemble or otherwise produce. To date, our estimates of excess and obsolete inventory have been materially accurate. Subject to any major changes in our business model, our operating environment or the economy in general, and taking into consideration the ongoing development of our technology we do not expect either our methodology or the accuracy of our estimates to change significantly in the future.

Stock-Based Compensation

We account for employee and director stock options and restricted stock using the intrinsic-value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and have adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Stock options issued to non-employees, principally individuals who provide clinical support studies, are recorded at their fair value as determined in accordance with SFAS No. 123 and Emerging Issues Task Force (EITF) No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and amortized over the service period.

Stock compensation expense, which is a noncash charge, results from stock option grants made to employees at exercise prices below the deemed fair value of the underlying common stock, and from stock option grants made to non-employees at the fair value of the option granted as determined using the Black-Scholes valuation method. Stock compensation expense is amortized on a straight line basis over the vesting period of the underlying option, generally four years. Unearned deferred compensation for non-employees is periodically remeasured through the vesting date. We have recorded deferred stock-based compensation representing the difference between the option exercise price and the deemed fair value of our common stock on the grant date for financial reporting purposes. We determined the deemed fair value of our common stock based upon several factors, including operating performance, liquidation preferences of the preferred stock, an independent valuation analysis, the market capitalization of peer companies and the expected valuation we would obtain in an initial public offering. Had different assumptions or criteria been used to determine the deemed fair value of our common stock, different amounts of stock-based compensation could have been reported.

We recorded stock-based compensation charges of $44,000 in 2001, $272,000 in 2002, $307,000 in 2003 and $1,522,000 in the six months ended June 30, 2004. From inception through June 30, 2004, we recorded amortization of deferred stock compensation of $2,276,000. At June 30, 2004, we had a total of $4,665,000 remaining to be amortized over the vesting period of the stock options. We expect the total unamortized deferred stock compensation recorded for all option grants through June 30, 2004 will be amortized as follows: $1,265,000 during the remainder of 2004, $1,800,000 during 2005, $978,000 during 2006, $362,000 during 2007 and $260,000 during 2008. As of June 30, 2004, $1,858,000 of deferred compensation is subject to periodic remeasurement.

The amount of deferred compensation expense to be recorded in future periods may decrease if unvested options for which we have recorded deferred compensation are subsequently cancelled or expire, or may increase if the fair market value of our stock increases or we make additional grants of non-qualified stock options to members of our scientific advisory board or other non-employees.

Pro forma information regarding net loss applicable to common stockholders and net loss per share applicable to common stockholders is required in order to show our net loss as if we had accounted for employee stock options under the fair value method of SFAS No. 123, as amended by SFAS No. 148. This information is contained in Note 1 to our financial statements. The fair values of options and shares issued pursuant to our option plan at each grant date were estimated using the Black-Scholes option-pricing model.

We currently are not required to record stock-based compensation charges if the employee stock option exercise price or restricted stock purchase price equals or exceeds the deemed fair value of our common stock at the date of grant. Several companies have recently elected to change their accounting policies and begun to record the fair value of options as an expense. In addition, we understand that discussions of potential changes to applicable accounting standards are ongoing. If we had estimated the fair value of the options or restricted stock on the date of grant using a minimum value pricing model, and then amortized this estimated fair value over the vesting period of the options or restricted stock, our net loss would have been adversely affected. See note 1 to our financial statements at the end of this prospectus for a discussion of how our net loss would have been adversely affected.

The American Institute of Certified Public Accountants recently issued a practice aid titled “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”. In accordance with recommendations set forth in this practice aid, the following sets forth information relating to our option grants during the twelve month period ended June 30, 2004.

The fair value of common stock for options granted from July 1, 2003 through June 30, 2004 was estimated contemporaneously by our board of directors, with input from management. We did not obtain contemporaneous valuations by an unrelated valuation specialist because our efforts were focused upon executing our strategic operating plan and the financial resources for doing so were limited.

Determining the fair value of our common stock requires making complex and subjective judgments. The methodology we used to value our common stock for stock option grants occurring between July 1, 2003 and April 1, 2004 was to first estimate our future expected equity value at an initial public offering based upon a multiple of the estimated twelve months forward revenues, using the forward multiples of public high growth medical device and ophthalmology companies. Second, the estimated initial public offering proceeds were deducted to arrive at an estimated future value which was discounted back to present, given the time involved and the risks related to estimated timing, the stock market in general and the risks inherent in our ability to execute our operating plans. Third, the value was then discounted to account for the preferences of our preferred stockholders, relating primarily to their redemption and liquidation rights. In late April 2004, based upon significantly improved stock market and initial public offering conditions, we began assessing with investment bankers the potential of an initial public offering of our common stock. Subsequently, we received estimated valuations from several investment bankers, along with a recommendation to commence preparing for an initial public offering. These factors caused us to reassess the estimated fair value of common stock associated with stock option grants in late April 2004. The revised fair value per common share was based upon valuation and timing information provided to us by the investment bankers. This same valuation information was used to contemporaneously value our common stock associated with stock option grants in June 2004.

As disclosed more fully in Note 8 to the interim financial statements as of June 30, 2004 and the six months ended June 30, 2004 and 2003, we granted stock options with weighted average exercise prices ranging from $2.54 to $6.37 during the quarterly periods in the twelve months ended June 30, 2004. Also as disclosed, we determined that the weighted average fair value of our common stock increased from $2.54 to $10.07 per share during that period. Certain of the reasons for the difference between the range of $2.54 to $10.07 and the public offering price are as follows:

•	During the quarter ended September 30, 2003, we were still proving our business model and improving our installed base to achieve a market share which would allow us to achieve eventual profitable operations. In addition, during this timeframe we anticipated a public offering of our common stock was at least a year away due to our own stage and poor market conditions.

•	During the quarter ended December 31, 2003, while we continued to prove our business model, our installed base increased. The increase in the installed base caused us to update the estimated twelve months forward revenues used in our common stock valuation methodology. The increase in forecasted revenues used in our valuation methodology caused us to increase the estimated fair value of our common stock during this period; however, we continued to believe a public offering of our common stock was at least a year away due to our own stage and poor market conditions.

•	During the quarter ended March 31, 2004, the increase in our installed base caused us to update the estimated twelve months forward revenues used in our common stock valuation methodology. The increase in forecasted revenues used in our valuation methodology caused us to increase the estimated fair value of our common stock during this period; however, we continued to believe a public offering of our common stock was likely to be nine months or a year away due to our own stage and the paucity of medical device initial public offerings in an overall more favorable market. Additionally, despite the growth in our installed base, our total U.S. market share during this period was below our expectations.

•	During the quarter ended June 30, 2004, we continued to increase our installed base and grow our market share, further indicating we could achieve the critical mass to eventually achieve profitable operations and positive operating cash flow. Additionally, during this period investment bankers advised us that general market conditions and the initial public offering market conditions had improved significantly such that an offering of our common stock could be completed in the near term. Consequently, we engaged investment bankers to initiate the process of an initial public offering and began drafting a registration statement. These factors caused us to significantly increase our estimate of the fair value of our common stock during this period.

At the offering price of $13.00 per share, the intrinsic value of the options outstanding at June 30, 2004 was $56.6 million, of which $23.0 million related to vested options and $33.6 million related to unvested options.

Although it is reasonable to expect that the completion of the initial public offering will add value to the shares because they will have increased liquidity and marketability, the amount of the additional value can be measured with neither precision nor certainty.

Accounting for Income Taxes

We account for income taxes under the provisions of Statement of Finance Accounting Standards No. 109, “Accounting for Income Taxes.” Under this method, we determine deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and income. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a full valuation allowance on our net deferred tax assets as of December 31, 2001, 2002 and 2003, and June 30, 2004, due to uncertainties related to our ability to utilize our deferred tax assets in the foreseeable future. These deferred tax assets primarily consist of net operating loss carryforwards and research and development tax credits.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 has not had a material impact on our financial condition or results of operations.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, and in December 2003, issued FIN 46(R) (revised December 2003), Consolidation of Variable Interest Entities—an interpretation of ARB 51. In general, a variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires certain variable interest entities to be consolidated by a the primary beneficiary of the entity if the investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) clarifies Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without subordinated financial support from other parties. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. FIN 46(R) applies immediately to variable interest entities created after December 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies no later than the first reporting period ending after March 15, 2004 to variable interest entities in which an enterprise holds a variable interest (other than special purpose) that it acquired before January 1, 2004. The adoption of FIN 46 and FIN 46(R) did not have a material impact on our financial condition or results of operations, because we have no interest in variable interest entities.

SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost, as defined in EITF Issue 94-3, was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No. 146 on January 1, 2003 did not have a material impact on our financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Instruments with Characteristics of both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity or temporarily, as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic companies. The adoption of SFAS No. 150 did not have a material effect on our financial condition or results of operations.

BUSINESS

Overview

IntraLase Corp. is the leading laser technology for the first step of LASIK surgery. We have developed and market an ultra-fast laser, related software and disposable devices for use in creating the corneal flap, the first step of LASIK surgery, the most common surgical technique used to correct vision. Our patent-protected product offering consists of our INTRALASE® FS laser combined with our proprietary IntraLASIK® software, and our per procedure disposable patient interface required for each eye treated in the LASIK procedure. Our computer-controlled laser solution replaces the hand-held mechanical, metal-bladed microkeratome traditionally used to create the corneal flap. Our advanced laser technology improves the safety, precision and visual acuity of LASIK surgery, and we believe our product offering will become the new standard of care for corneal flap creation in LASIK surgery.

Our business model is to target the most active LASIK surgery practices in the United States and in key international markets to buy or lease our INTRALASE® FS laser in order to generate repeat revenues from the sale of our per procedure disposable patient interface. We began commercial introduction of our product offering in late 2001 and, as of June 30, 2004, we had sold or leased 153 lasers and we had sold approximately 204,514 per procedure disposable patient interfaces. In the three months ended June 30, 2004, we captured approximately 14% of the U.S. market for LASIK corneal flap creation.

In addition to the medical and safety benefits of our product offering, our advanced laser technology allows our surgeon customers to improve the profitability of their LASIK surgery practice. We believe this combination of “better medicine” and “better business” will continue to assist in the adoption of our product offering and in turn drive our growth.

Company Background

We were incorporated in Delaware in 1997. From 1997 through 2001, we devoted substantially all of our resources toward the development of an ultra-fast laser, as well as the related software and patient interface, and toward testing to develop a commercial product to be used for eye surgery. In 2001, we also began developing manufacturing capabilities and selling to prospective customers. In 2002 and 2003, we continued to expand our customer base, primarily in the United States. We obtained our CE Mark and ISO EN 13485 approval in March 2004, allowing us to significantly expand our international product launch and support structures.

Market Opportunity

The Surgical Vision Correction Market

Vision correction represents one of the largest medical markets in the United States. According to Market Scope, approximately 156.5 million people in the United States require some form of vision correction, and industry sources estimate that approximately $22.4 billion was spent on eyeglasses, contact lenses and other corrective eyewear in the United States in 2003. Of the 156.5 million people in the United States who require vision correction, approximately 55.5 million people, or 111 million eyes, are eligible for surgical vision correction and have not yet been treated.

LASIK surgery is the most common means of surgical vision correction. According to Market Scope, approximately 88% of all surgical vision corrections today are LASIK corrections. LASIK surgery corrects refractive errors associated with myopia, the inability to see objects in the distance, and hyperopia, the inability to see up close, by reshaping the cornea. Approximately 34.7 million people, or 69.4 million eyes, are myopic, also called nearsighted, and approximately 20.8 million people, or 41.6 million eyes, are hyperopic, also called farsighted. Both of these common vision problems are caused by irregularities in the shape of the eye, called refractive errors. The vision problem which typically requires reading glasses is called presbyopia and is not treated with LASIK surgery.

The market for LASIK surgery is currently under-penetrated. To date, only about 8.2 million LASIK eye surgeries have been performed in the United States, which amounts to a nominal market penetration rate of less than 7%. The total U.S. annual market size for LASIK surgery is approximately $2.4 billion, based on an estimated 1.4 million LASIK procedures expected to be performed in 2004 at an industry average price of $1,747 per eye treated. Industry analysts expect the growth rate in U.S. LASIK procedures to be approximately 12% in 2004, based on approximately 150,000 more procedures expected in 2004 than were performed in 2003.

Outside the United States there were approximately 1.7 million surgical vision surgeries performed in 2003, primarily LASIK. Industry analysts expect the growth rate outside the United States in LASIK procedures to be approximately 10% in 2004, to an estimated 1.9 million procedures, with LASIK volume concentrated in Europe and the Asia-Pacific region.

We believe LASIK surgery procedure volume and market penetration will be driven by the following factors:

•	Technology advances. LASIK surgery has grown in procedure volume as successive technological innovations have improved safety, efficacy and visual acuity, increasing surgeon and patient confidence in LASIK surgery. Two recent technological advances are the laser created corneal flap and the custom correction procedure.

•	Demographics. As the general population grows, and an increasing number of young people with visual problems reach an age where their eye conditions stabilize, the pool of people eligible for LASIK surgery will continue to be replenished.

•	Economic factors. Since patients typically pay for LASIK surgery directly with their own discretionary funds, instead of through insurance programs or government reimbursement, general changes in economic conditions will affect the number of people willing and able to purchase the procedure.

The IntraLase Market Opportunity

There are approximately 4,100 LASIK surgery practices worldwide. Of these surgery practices, our target customers are the 1,400 most active LASIK surgery practices in the United States and in key international markets. As of June 30, 2004, approximately 150 of these 1,400 LASIK surgery practices were IntraLase customers, and, of the total number of LASIK procedures performed in the three months ended June 30, 2004, approximately 14% were performed using our product offering to create the corneal flap. We believe the other approximately 86% of total procedures performed in this time period were performed using the traditional microkeratome.

U.S. Market

•	There are approximately 3,800 LASIK surgeons in the United States who are expected to perform 1.4 million LASIK procedures in 2004.

•	These procedures are performed in 1,210 U.S. LASIK surgery practices, of which approximately 700 perform over 50 procedures per month, largely concentrated in LASIK surgery practices owned by individual surgeons or group surgery practices.

International Market

•	Outside the United States there are approximately 2,900 LASIK surgery practices that are expected to perform 1.9 million LASIK procedures in 2004.

•	We estimate that there are approximately 700 LASIK surgery practices performing over 50 LASIK procedures per month in our primary target markets in the Asia-Pacific region, Europe and the Middle East.

LASIK Surgery

LASIK surgery involves two steps:

First step:	A thin flap of tissue is created on the surface of the cornea. This is called a corneal flap.

Traditionally, this first step is done manually by the LASIK surgeon using a hand-held mechanical device called a microkeratome with a metal razor blade that oscillates across the face of the cornea at high speed.

Microkeratomes are manufactured and sold by companies such as Bausch & Lomb, Moria/Microtech, Advanced Medical Optics and Nidek.

Our solution replaces microkeratomes in this first step with a computer-controlled laser. The INTRALASE® FS laser optically focuses its beam of light at a focal point below the surface of the cornea to create the corneal flap.

Second step:

Once the corneal flap has been created, the surgeon then folds it back and a computer-controlled excimer laser is used to remove, or ablate, tissue from the surface of the cornea to reshape the eye to correct the patient’s vision.

Excimer lasers are manufactured and sold by companies such as VISX, Alcon, Nidek, Bausch & Lomb and Wavelight.

Recently, excimer laser manufacturers introduced a more precise form of measuring the refractive aberrations of a particular eye with a device called a wavefront device. They then map these precise measurements into a software program to more precisely reshape the cornea to correct vision. This improvement to reshaping the cornea with an excimer laser is commonly called a “custom” correction.

Both steps are necessary for LASIK surgery. Excimer lasers, used in the second step, remove tissue at the point the beam of light comes into contact with tissue and are not capable of focusing below the surface of the clear eye tissue to create the corneal flap. Therefore, the INTRALASE® FS laser used in the first step and the excimer lasers used in the second step are complementary in LASIK surgery.

While using the microkeratome in the first step of the LASIK procedure is a successful and relatively safe procedure, the majority of complications with LASIK arise from the use of microkeratomes. Microkeratome complications arise in up to 10% of all LASIK procedures, including the most serious complications that may affect the visual outcome in a LASIK surgery.

The IntraLase Solution—“Better Medicine” and “Better Business”

Our INTRALASE® FS laser and proprietary IntraLASIK® software complement and improve LASIK surgery by providing a computer-controlled laser solution as an alternative to the microkeratome for creating flaps in the cornea during the essential first step of LASIK surgery. When the INTRALASE® FS laser is combined with the excimer laser used in the second step of the LASIK procedure, this results in an all-laser LASIK solution. The advantages of our product offering over the traditional method include fewer complications, greater predictability, greater control, greater precision and uniformity of flap depth. Additional advantages are a more centrally located flap, better sterility and greater likelihood of completed surgeries. In all of the per procedure disposable patient interfaces we have sold to date, there have been no reported incidents of the serious complications historically associated with creation of the corneal flap, including loss of corneal tissue. In addition, the use of our product offering significantly reduces the incidence of less serious complications. The disadvantages of our product offering over the traditional microkeratome approach are the higher costs to the

LASIK surgeon to acquire our product offering and the higher cost to the patient, as well as the additional training that is required for a surgeon to become accustomed to using our technology and the slightly higher procedure times. We believe that the advantages of our technology outweigh the disadvantages and give our LASIK surgeon customers and their patients a new level of confidence in LASIK surgery, which in turn will help further penetrate the market for LASIK surgery.

Benefits of the IntraLase Solution

We offer our surgeon customers and their patients the benefits of “Better Medicine.” LASIK surgeons who have adopted the IntraLase technology are now able to offer their patients improved safety and predictability and, as a result, patients achieve better visual acuity. Surgeons who use our solution also derive the benefits of “Better Business,” since they are able to increase their prices and procedure volume, thus enhancing profitability.

The benefits of Better Medicine and Better Business are:

Better vision. Patients achieve statistically significant better vision when the INTRALASE® FS laser is used in the LASIK procedure, as supported in two recently conducted prospective, comparative studies. In a prospective study, the study design is made in advance of the collection of data, whereas in a retrospective study, a design is applied to existing data. In each of these prospective studies, the corneal flap for one eye of each patient was created with the INTRALASE® FS laser, and the corneal flap for the other eye was created with the microkeratome. In one study, the 37 participants were treated with standard excimer laser vision correction, and in the other, the other 51 participants were treated with the new custom excimer laser vision correction. Results showed that the eyes treated with the INTRALASE® FS laser had better vision and fewer induced aberrations compared to the mechanical, metal-bladed microkeratome. We believe these better vision results were achieved using our product offering, in part, due to a reduction in the variabilities caused by the microkeratome, which can affect the precision of the excimer laser.

Improved safety. Our product offering eliminates the most severe complications associated with the creation of the corneal flap, including corneal abrasions and dislocation of the flap. Seven comparative studies showed improved safety and elimination of certain risks of flap creation with our product offering, when compared to traditional microkeratomes. Additionally, since corneal flaps created with our product offering are consistent in thickness from edge to edge, they are easily and securely repositioned following the excimer ablation, reducing the possibility of induced visual aberrations and slipped flaps.

Greater predictability and accuracy. The INTRALASE® FS laser produces flaps that are accurate within ± 12 microns, whereas the microkeratome manufacturers report variability up to ± 60 microns. Nine studies have shown that our approach generated significantly more predictable and accurate flap dimensions, including, most critically, reproducible flap thickness. This increased accuracy in flap creation preserves corneal tissue by precisely creating optimal flap thickness, and improves the predictability of the overall LASIK treatment.

Fewer retreatments. The number of LASIK retreatments are significantly lower when our product offering is used to create the corneal flap. This avoids the patient inconvenience and increased surgeon costs entailed with retreatments. In one study of 500 eyes treated with the traditional microkeratome, 5.8% of the eyes required retreatment 13 months after the initial surgery while in 508 eyes where the INTRALASE® FS laser was used, there were no retreatments in an equivalent time period. In a separate survey of our surgeon customers, retreatment rates were reduced from an average of 10% to an average of 4% when using our product offering.

Reduced dry eye. A frequently reported side effect of LASIK surgery is dry eye. Three studies show a significant reduction in dry eye with the use of our product offering. In the largest of these three studies, comparing 300 LASIK procedures with the microkeratome to 300 LASIK procedures with the INTRALASE® FS laser, patient incidences of dry eye were reduced by 72%. We believe that this lower occurrence of dry eye is due to our laser creating a uniform and typically thinner flap that does not sever important nerves in the cornea.

Higher procedure volume and revenues for our customers. Our surgeon customers receive an average of $334 more per eye when using our product offering instead of the traditional microkeratome. An independent survey of our U.S. customers in early 2004 indicated that our customers experienced an 11% increase in procedure volume and a 38% increase in revenues in the comparable time period during which the industry experienced a 3% increase in procedure volume and a 12% increase in revenues. Patients readily understand the safety profile of the INTRALASE® FS laser, are attracted to the concept of a bladeless procedure and surveys of our customers demonstrate that patients are willing to pay for this new level of safety and assurance. In addition, according to a survey of our customers conducted by SM2 Consulting, an independent consultant, with our laser, our customers improve the rate at which laser vision correction consultations translate into actual surgery from 64% to 77%.

The sixteen clinical studies referred to above were each conducted by LASIK surgeons who compared the attributes and results of creating the corneal flap using our laser versus with the microkeratome. The studies ranged in size from 20 to 1,000 eyes. We believe that all of these studies and their protocols were independently developed, analyzed and reported by the LASIK surgeons. However, we paid an aggregate of approximately $375,000 to the LASIK surgeon conducting the studies in two instances, including, in one instance, when we sponsored the study. We believe a portion of such payments was used to subsidize lower patient fees for patients to agree to participate in the studies. In addition, to the extent they provide advisory and consulting services to us separate from their work on the studies, or in connection with their presenting their studies, some of these LASIK surgeons have been issued options to purchase shares of our common stock, have been paid cash or have been reimbursed for costs.

Our Strategy

Our goals are to establish our product offering as the standard of care for corneal flap creation in LASIK surgery, and to leverage our technology to develop new products and applications. Key elements of our strategy for achieving these goals include:

Replacing microkeratome with our laser. We intend to replace the mechanical, metal-bladed microkeratome with our INTRALASE® FS laser in LASIK surgery practices. Our business model is to target the most active LASIK surgery practices in the United States and in key international markets to buy or lease our INTRALASE® FS laser in order to generate repeat revenues from the sale of our per procedure disposable patient interface, required in connection with each successive use of our laser. In addition, we target prestigious teaching institutions and key industry thought leaders to drive adoption of our product offering by other practicing LASIK surgeons.

Expanding our market share. We intend to expand our market share for LASIK procedures and facilitate the rapid adoption of our product offering by continuing to build a body of clinical data that supports the benefits of our product offering and with marketing activities targeting surgeons and optometrists. We believe these strategies will enable us to sell more of our higher gross margin per procedure disposable patient interfaces to users of our existing installed base of lasers, in addition to new users of our laser. A recent survey indicated that our U.S. surgeon customers had adopted our product offering in 84% of all the LASIK procedures they perform. We estimate that we captured 14% of the U.S. LASIK surgery market for creation of the corneal flap in the three months ended June 30, 2004, up from approximately 7% in the three months ended June 30, 2003.

Providing quality products and superior customer service. We intend to continue to offer high quality products and extensive support to our customers to continue to build our reputation as a premier service provider and establish a loyal customer base. We believe that providing superior service is instrumental in maintaining and growing our market share, as our surgeon customers often actively refer our product offering to other surgeons. We currently provide services including a 24/7 technical support hotline, installation and training for our customers. We also aim to have all of our lasers functional for customer surgery days. During the last six quarters, our product offering was available for surgery on at least 98% of all customer surgery days in the United States. We believe our reputation for providing quality products and superior responsiveness will differentiate us from any potential direct competitors.

Refining and enhancing our existing product offering. We intend to continue to devote resources to improving and optimizing our technology and product offering, with the goal of continuously increasing the safety, accuracy, efficiency and ease-of-use of our solution. In addition, we intend to increase our gross margin by improving the manufacturability and serviceability of our product offering.

Developing innovative applications for our technology. We are currently in the process of developing new therapeutic applications to expand the use of our current technology and product offering. We believe the unique capabilities of our laser will enable us to introduce additional applications within ophthalmology.

Our Product Offering

Our product offering consists of three key elements:

•	INTRALASE® FS laser;

•	IntraLASIK® software; and

•	per procedure disposable patient interface.

The creation of the corneal flap using our product offering begins with the set up of the laser, followed by the placement of our disposable patient interface onto the patient’s eye. Using the IntraLASIK® software, the surgeon then centers a video display of a 2-millimeter circle overlaid on an image of the patient’s eye. Once the desired location has been determined and set, the surgeon initiates the flap procedure by engaging the computer- controlled laser. The laser creates the flap by focusing its beam of light below the surface of the corneal tissue, thereby creating a precise cut, leaving an uncut section of tissue to act as a hinge. It takes approximately 45 seconds for our laser to create the corneal flap.

INTRALASE® FS Laser

Our INTRALASE® FS laser is an ultra-fast femtosecond, or FS, laser that produces a stream of high-repetition, short-duration light pulses with an extremely high-quality optical beam. Our laser generates ten thousand pulses per second, with each pulse having a duration of six hundred femtoseconds, the equivalent of less than a billionth of a second per pulse.

Our IntraLASIK® software controls our laser and beam delivery device that focuses the laser into tiny spots, passing through the outer layers of the cornea until reaching the exact focal point within the cornea. In an “inside out” process, the laser beam creates a cut, leaving an uncut section of tissue to act as a hinge. As with the traditional microkeratome procedure, the surgeon then folds the tissue back to expose the underlying layer of the cornea for the excimer laser treatment that will make the vision correction by reshaping the cornea.

Each pulse of light creates a bubble, less than five microns in diameter, a process known as photodisruption. Our laser aligns hundreds of thousands of bubbles contiguously along predetermined three-dimensional surfaces to create precise surgical incisions. Because our laser uses low energy pulses and is computer controlled, a very precise surgical procedure is accomplished without damage to the surrounding tissue.

Our laser is a solid-state laser, meaning that the light pulses are generated using solid-state optical materials. Many lasers, including the excimer lasers used for the second step of LASIK surgery, produce their pulses of light utilizing a chamber of toxic gas. By comparison, our solid-state laser does not require laser gases or dye to operate and is therefore easier to support at LASIK surgery practices.

Our laser is completely self-contained, consisting of a laser engine, a delivery system, a user interface and a chassis to house the system. The laser is extremely compatible for installation in surgical centers, as it requires only a grounded electrical supply.

IntraLASIK® Software

We design, program, test and periodically update our IntraLASIK® software that controls the INTRALASE® FS laser, which enables the surgeon to cut a precise flap at predetermined parameters within the eye’s corneal tissue. Each patient’s surgical parameters, including flap diameter and thickness, location and angle of the hinge, and angle of the side cut, are input into the IntraLASIK® software prior to surgery. The software then directs the laser to create a precise corneal flap based on the input parameters. Prior to each surgery, the software automatically performs multiple pre-procedure system checks to verify the readiness of the laser and multiple calibration checks are also available to the surgeon.

The software allows the surgeon to perform a pre-determined number of procedures in conjunction with our per procedure disposable patient interfaces separately purchased by the surgeon. To prevent reuse or unauthorized reproduction of the per procedure disposable patient interface, the software maintains a record of the number of procedures performed and available, and notifies the surgeon when to order additional per procedure disposable patient interfaces. In addition, the software includes a patient and surgeon database, system utilities and diagnostic tools. The diagnostic software is also proprietary to us and is used to detect the source of any errors in our laser. When an error is detected, a message appears with a brief description of the error. Depending upon the severity of the error, the message may provide the user with steps to follow for continued use, or for more technical issues, the information displayed may be used to contact us for diagnostic or on-site field service support.

Per Procedure Disposable Patient Interface

The per procedure disposable patient interface is required for each eye treated. The disposable patient interface consists of a metal cone and glass lens that interfaces between our laser and the patient by attaching to the laser at one end and docking at the other end to the patient’s eye, and a proprietary plastic gripper and syringe that is used to locate the glass lens in the metal cone and create suction between the glass lens and the patient’s eye.

The disposable patient interface is integral to depth control and accuracy as the glass at the narrow end of the disposable patient interface provides the reference plane for depth control for the beam of light created by the laser. The disposable patient interface comes in a sealed, sterile package, which ensures a high level of patient safety and protection from infection. The disposable patient interface is unique to our laser and we are the only available source for these devices.

Sales and Marketing

Our primary objective is to rapidly expand our market share for the creation of corneal flaps in the first step of LASIK surgery. Of the 1,210 LASIK surgery practices in the United States, approximately 700 perform over 50 procedures per month. We estimate that there are approximately 700 laser centers performing over 50 LASIK procedures per month in our primary international target markets in the Asia-Pacific region, Europe and the Middle East. We focus our sales and marketing efforts on these high volume LASIK surgery practices.

We began selling the INTRALASE® FS laser and our per procedure disposable patient interface in the United States during the fourth quarter of 2001, in Asia during the third quarter of 2003 and in Europe during the first quarter of 2004. As of June 30, 2004, we had sold or leased a total of 123 lasers in the United States and we had sold 30 outside the United States. In addition, we had sold approximately 204,514 per procedure disposable patient interfaces worldwide.

Sales

We sell our laser through our direct sales force in the United States and through our direct sales efforts and distributors internationally. In the United States, we have five direct sales personnel, plus an executive primarily devoted to managing our sales efforts. The U.S. sales force consists of personnel with extensive experience in the sale of lasers and other products to refractive surgeons. Internationally, we sell through local country distributors and two sales consultants and a manager devoted to direct sales efforts and international distributor coordination. We have signed eight distributor contracts with distributors in the Asia Pacific region, Europe and the Middle East, and we also sell our product offering directly to customers in selected countries. Our sales team is supported by an internal sales administration team based in Irvine, California. We do not anticipate adding to our sales force substantially. However, it is likely that we will continue to add international distributors as we expand into new countries.

Each distributor contract gives the appointed distributor the exclusive right to promote, market, sell, service and support our INTRALASE FS® Laser, IntraLASIK® software, per procedure disposable patient interface and the associated tool kit within a specified country or set of countries, for use in the field of ophthalmology surgical centers. Distributors are obligated to purchase a minimum quantity of lasers from us each year and are responsible for developing customer prospects and sales. Distributors are also obligated for servicing and training relating to our product offering in their territory. Distributor contract terms are between one and three years, and generally automatically renew unless either party terminates the agreement, however there are termination rights for either party in the event the other party fails to perform any material obligations. Payments by the distributor to us are in U.S. currency and contractually must be made cash in advance or by irrevocable letter of credit. Title to the equipment transfers upon shipment and there is no right of return of any product to us. The distributor contracts provide a standard twelve month warranty for defective components, subject to customary exclusions. All of the contracts, other than with respect to our distributor in South Korea, contain standard provisions regarding our ownership of our intellectual property and the distributors’ obligations to maintain the confidentiality of our intellectual property. Distributors are obligated to indemnify us for liabilities arising from the distributor’s failure to perform its obligations under the distributor contract, or for its misconduct or negligence in handling the products. Under some of the contracts, we will indemnify the distributor for claims arising out of or relating to the manufacture, use and sale of our product offering or any infringement by us of the intellectual property of third parties with respect to our product offering.

Marketing

Our marketing efforts involve two key strategies:

•	Marketing to prospective customers. We market our product offering to LASIK surgery practices with a combination of printed and electronic media sales literature and educational material, the publication of clinical studies and articles in ophthalmic journals by surgeons who are users of our product offering, advertising in ophthalmology magazines and journals, and public speaking by surgeon customers at the major ophthalmology shows and conferences we attend. We provide a consistent message about our product offering, and our better medicine and better business model.

•	Complementing our surgeon customers’ marketing efforts. LASIK surgery practices generally obtain patients through direct advertising in their local markets or through referrals from the patients’ optometrists. Our marketing efforts are designed to complement these dual marketing strategies of our customers. Many large LASIK surgery practices advertise directly to potential patients. We complement and support our customers’ marketing strategies by providing public relations support, a strong branding, product and consumer brochures, educational CD ROMs, as well as literature and templates for radio and print advertising which our surgeon customers can use in their own advertising. In addition, since many LASIK surgeons rely on their potential patient’s optometrists for referrals, we assist surgeons in strengthening their optometrist referral network by sponsoring continuing medical education seminars, soliciting key opinion leaders in optometry to make presentations and write articles on our technology, as well as sponsoring training “wet labs” in which optometrists are brought to the surgeon’s center for education about our technology and an opportunity to use our technology to make a flap cut on a non-live animal eye.

Customer Service and Support

Our customer support strategy is to continue to offer extensive support to our customers to build a reputation as a premier service provider. In the United States, we provide customer service through the following measures:

•	Technical Services. Our technical services personnel are responsible for our technical support hotline that handles customer calls 24 hours a day, seven days a week. These personnel are also responsible for phone support to customers and distributors, scheduling on-site routine maintenance visits by our field service personnel and dispatching our personnel to the customer’s site if necessary.

•	Field Services. Our field service engineers are responsible for laser site inspection, installation, training, on-going routine maintenance and necessary repair.

•	Clinical Applications. Our clinical applications personnel are responsible for clinical training on the use of our INTRALASE® FS laser and per procedure disposable patient interface, telephone support and on-site support to ensure successful clinical integration of our product offering at customer sites. These personnel also provide free per procedure disposable patient interfaces on the first two surgery days where the surgeon typically performs a majority of LASIK surgeries with our technology.

We provide laser site inspection, installation and clinical training prior to the acceptance of our laser by our surgeon customers. Clinical training typically takes no more than one day, since most of our surgeon customers have already acquired some of the skills necessary for the operation of our laser based on prior experience using the excimer laser. The surgeon is likely to become more proficient with our product offering as he or she gains additional experience, similar to other devices and surgical techniques.

In international markets, we provide customer service through our distributors. Our technical services, field service and clinical applications personnel each provide training and support to our distributors and their personnel, and our distributors in turn provide all customer services and support to the end-user surgeons. All international distributors are required to send at least one service engineer to our training facility in Irvine, California, for an intensive one-month training course on the installation, routine maintenance and repair of our laser.

As of June 30, 2004, we had 33 field service, technical services and clinical applications personnel in the United States, and we have commenced hiring field service and clinical applications personnel internationally, who will be responsible for supporting our distributors and servicing customers in direct sales markets.

All of our direct customers who purchase or lease our laser receive a one-year limited warranty and are required to maintain a maintenance contract thereafter in order to use our laser and to receive on-going maintenance and support. International distributor agreements generally provide for a one-year parts only warranty, with the distributor responsible for customer support to the end-user surgeons. The international distributor is responsible for obtaining a fee based maintenance agreement from their customer and servicing the equipment.

During the seven quarters ended June 30, 2004, our lasers were available for surgery on at least 98% of all customer surgery days in the U.S. market.

Intellectual Property Rights

We rely on a combination of patent, trademark, copyright, trade secret and other intellectual property laws, nondisclosure agreements and other measures to protect our intellectual property. We believe that in order to have a competitive advantage, we must develop and maintain the proprietary aspects of our technologies. We require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationships with us. We also require our employees, consultants and advisors who we expect to work on our product offering to agree to disclose and assign to us all inventions conceived during the work day, using our property, or which relate to our business. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our product offering or to obtain and use information that we regard as proprietary.

Patents

We have developed a patent portfolio that covers many aspects of our laser, laser beam guidance, other components of our laser, methods for inducing breakdown of corneal tissue and our per procedure disposable patient interface. As of June 30, 2004, we own 12 issued U.S. patents and nine U.S. pending patent applications, eight issued foreign patents and 22 pending foreign patent applications. Our patents expire between 2016 and 2022. We have multiple patents covering unique aspects of our laser and per procedure disposable patient interface.

We have entered into three royalty-bearing licenses for several key patents and patent applications covering different aspects of our laser and our per procedure disposable patient interface. As of June 30, 2004, we exclusively license, for human health, 17 issued U.S. patents, with expiration dates from 2008 through 2019, and two U.S. pending patent applications, seven foreign patents and five foreign pending patent applications. One of these licenses is for exclusive worldwide use of the intellectual property covered by such patents in the fields of lasers designed for human health applications and another is for exclusive worldwide use of the intellectual property covered by such patents in the fields of ultra-fast lasers designed for human health applications. Under certain of these licenses we pay periodic license maintenance fees.

In addition, we have entered into two non-exclusive worldwide license agreements with third parties covering patents that apply either to components of our laser or our disposable patient interface, as applicable. We pay royalties on the sale or lease of our laser or the sale of our disposable patient interface, as applicable, under these license agreements and are also required to pay a minimum amount of royalties per year.

On July 15, 2004, we entered into an agreement with one of our key licensors, the University of Michigan, pursuant to which we acquired a fully-paid, royalty-free, irrevocable and worldwide license in the fields of use covered by our three prior license agreements with the University of Michigan and we settled all past contract disputes with the University of Michigan, in exchange for our agreement to pay the University of Michigan $2 million. $1.235 million of the $2 million has been paid, and the remaining $765,000 is to be paid in three quarterly installments, with the remaining amount accelerating to within fifteen days of the effective date of this registration statement. The new Michigan license agreement covers four U.S. patents, two applications, and all foreign equivalent patents. In addition, as part of the agreement, we have agreed to allow the University of Michigan and a venture fund that is a part of and owned by the University of Michigan to sell all of their IntraLase shares as part of this offering.

On August 23, 2004, the PTO granted a request for re-examination with respect to U.S. Patent RE 37,585, one of the four U.S. patents licensed to us by the University of Michigan, which means that the PTO found that the request raised a new issue of patentability with regard to a number of claims. Re-examination may result in the scope of protection and rights provided by the patent license being lost or narrowed. In addition, a protest has been filed against a divisional application which is licensed to us by the University of Michigan and is based on U.S. Patent RE 37,585. If the University of Michigan’s divisional application is denied, our rights under the new Michigan license will remain the same and we expect there will be no adverse effect on our business. The irrevocable license we acquired and the payment we made and future payments payable pursuant to the July 15, 2004 license agreement will not be affected by the granting of re-examination, regardless of the outcome of such re-examination. Although we believe that the intellectual property covered by the patent subject to the re-examination is important to our business, if this patent is invalidated there will be no effect on our ability to sell our products. However, invalidation of this patent might allow others to market competitive products that would have infringed the patent had the patent still been valid. We believe that our comprehensive patent strategy, including our patents owned and licensed reflect a broad protection of our technology in the United States and much of the world where we expect to offer and sell our product offering.

The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. Patent litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim relating to infringement of patents that is successfully asserted against us may require us to pay substantial damages or discontinue the manufacture and sale of our products. Even if we were to prevail, any litigation could be costly and time consuming and would divert the attention of our management and key personnel from our business operations. Our success will also depend in part on our not infringing patents issued to others, including our competitors and potential competitors. If any key aspect of our product offering is found to infringe the patents of others, our development, manufacture and sale of our product offering could be severely restricted or prohibited. In addition, third parties including our competitors may independently develop similar technologies. Because of the importance of our patent portfolio to our business, we may lose market share to our potential competitors if we fail to protect our intellectual property rights.

If an entrant with products or technology directly competitive to our products or technology should arise, the possibility of a patent infringement claim against us grows. While we make an effort to ensure that our product offering does not infringe other parties’ patents and proprietary rights, our product offering and related methods may be covered by patents held by others. In addition, third parties may assert that future products we may market infringe their patents.

Further, a patent infringement suit brought against us may force us to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a third party’s intellectual property, unless that party grants us rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize such potential products. However, we may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if we were able to obtain rights to the third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

On July 6, 2004, we entered into a stipulation and order with Escalon Medical Corp. with respect to our license agreement with Escalon, as further described in the section “—Legal Proceedings.”

Under our license agreements with Escalon Medical and the University of Michigan, we are obligated to indemnify the party granting the license against claims, losses and expenses arising out of the manufacture, use, sale or other disposition by us of the products we manufacture using the licensed technology, out of any other person’s use of the products we manufacture, or our other use of the licensed technology or patents. Under our license agreement with Mr. Shui Lai, we are obligated to indemnify Mr. Lai against claims, losses and expenses arising out of the distribution of the products we manufacture using the licensed technology.

Trademarks

We own or have rights to material trademarks or trade names that we use in conjunction with the sale of our product offering, which include, among others, IntraLase®, INTRALASE® FS, IntraLASIK® and The New Shape of Vision®, as well as our dot and swoosh mark. Generally, elements of our product offering are marketed under one of these trademarks or brand names.

Manufacturing

We have one manufacturing facility located in Irvine, California where our INTRALASE® FS laser is assembled and tested and our IntraLASIK® software program is designed, programmed and tested. This facility is also where we assemble in a semi-automated process the metal cone and glass lens for our disposable patient interface, the components of which are manufactured by outside vendors. We then ship the disposable patient interface to a third party for sterilization and packaging.

We have approximately 52 employees in operations, regulatory and quality assurance. At our current rate of growth, we anticipate that we will need to expand our manufacturing capacity, and as such we are currently in the process of obtaining an additional facility near our existing facility.

We purchase all of the components used in the manufacture and assembly of our product offering from outside vendors. These outside vendors produce the components we require, including the printed circuit boards and objective lens used in the laser and the metal cone, glass and packaging used for our disposable patient interface, to our specifications and in many instances to our design. Our quality assurance personnel audit our vendors for conformance to our specifications, policies and procedures and inspect and test the components at various steps in the manufacturing and assembly cycle. This process facilitates compliance with the regulatory requirements for the manufacturing and sale of our product offering.

A minor portion of components for our laser product are made by seven sole source vendors. Although these components constitute only a small portion of the total components in our product offering, these components are integral to the success of our product offering and as a result our success is tied to our continuing ability to obtain supplies of these components. We have never experienced any significant disruption in supply of any of our components. We manage the risk of single sources by maintaining inventories in excess of lead time requirements and by maintaining good vendor relationships. In addition, we continuously seek to identify and qualify additional suppliers based on our volume requirements. We purchase our product inventories through standard purchase orders and do not currently have agreements with our outside vendors. In the event of any disruption in our vendor relationships, arrangements for additional or replacement suppliers for some of these parts may not be achieved quickly and our business could be harmed by such delays. See “Risk Factors—Risks Related to our Business—We depend on certain single-source suppliers and manufacturers for key components of our laser, and the loss of any of these suppliers or manufacturers, or their inability to supply us with an adequate supply of materials, could harm our business.”

Research and Development

We believe that research and development activities are essential to maintaining and enhancing our business, including sponsoring clinical studies to validate our existing product offering and developing potential new applications for our technology. Our research and development group consists of 32 individuals with research, engineering, medical and regulatory affairs experience. Our research and development expenses, including regulatory and clinical trial expenses, were approximately $9.9 million in 2001, $9.0 million in 2002, $9.1 million in 2003, $4.5 million for the six months ended June 30, 2003 and $5.2 million for the six months ended June 30, 2004.

Competition

Although we believe that our product offering has substantial advantages over existing and prospective corneal flap creation technologies, we face, and will continue to face, intense competition from medical device companies, as well as numerous academic and research institutions and governmental agencies, both in the United States and abroad. The principal elements of competition in the surgical vision correction market include safety, quality, functionality, better outcome, support and service, the ability to develop new technologies and new therapeutic applications, as well as pricing. We believe that overall we compete favorably with respect to the increased safety, precision and visual acuity achieved when using our laser technology and our extensive support structure.

The principal sources of this competition are as follows:

Competition in Creating the Corneal Flap

•	Microkeratome companies. Principal microkeratome manufacturers and suppliers with whom we compete include Bausch & Lomb, with approximately half of the U.S. microkeratome and blade market, Moria/Microtech, the second largest supplier of microkeratomes and blades in the U.S. market, Advanced Medical Optics and Nidek. We believe that these microkeratome manufacturers will continue to enhance and further develop microkeratomes to improve performance and accuracy to compete with our laser. Microkeratomes are less expensive than our laser, although surgeons typically need to purchase more than one microkeratome machine because the machine must be serviced at the manufacturer’s location. In addition, our competitors may offer microkeratome systems at a lower price, may in the future price their microkeratome systems as part of a bundle of products or services, including the excimer laser used in the second step of LASIK surgery, or may enhance or further develop products to improve performance and accuracy of their existing product to compete against us. Some of these competitors, particularly Bausch & Lomb, have substantially greater resources, larger customer bases, longer operating histories and greater name recognition than we have.

•	Other competing technologies. We are aware of other companies that have developed alternative technologies that may in the future compete with us in the creation of the corneal flap, including other ultra-fast lasers and high pressure water jets. However, based on the lack of any published studies or articles, demonstrations, or any other affirmative indication from these companies that they are delivering a commercial product into the marketplace, we do not believe that these companies have yet fully commercialized their products. Even if they are able to fully commercialize their products, they may not be able to successfully compete against our product offering.

Competition Against LASIK

Because our technology is used in the first step of the LASIK surgery, we also compete against other vision correction technologies that bypass the need for the creation of the corneal flap. LASIK competes with other treatments such as eyeglasses, contact lenses and other surgical techniques. Such techniques include corneal inlays and epithelial flaps, which are currently in the early stages of development and do not have a significant presence in the market.

Government Regulation

Our product offering is regulated as a medical device. Accordingly, our product design and development, testing, labeling, manufacturing, processes, promotional activities and sales are regulated extensively by government agencies in the United States and other countries in which we market and sell our product offering. We have clearance from the FDA to market our laser in the United States. We also have the approvals necessary to sell our product offering in the European Union and other international markets in which we currently sell our product offering.

United States

In the United States, the FDA regulates the design, manufacture, distribution, quality standards and marketing of medical devices. FDA regulation includes, among other things, post-market surveillance and adverse event reporting requirements.

There are two principal methods by which FDA regulated devices may be marketed in the United States: 510(k) clearance and pre-market approval, or PMA. To obtain 510(k) clearance, we must demonstrate that our product offering is substantially equivalent to a previously cleared 510(k) device or other appropriate predicate device. A PMA application is a longer and more complicated process, and is required for a device that does not qualify for 510(k) clearance. We intend to utilize the 510(k) notification procedure whenever possible. To date, all components of our product offering have qualified for 510(k) clearance, and have not required a PMA application.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance, or could even require a PMA application. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing or recall the modified device until 510(k) clearance or a PMA is obtained.

We received 510(k) clearance in December 1999 to market our INTRALASE® FS laser and our per procedure disposable patient interface in the United States. In addition, we have received 510(k) clearances for two other procedures which we are not presently actively marketing. As we develop new products and applications or make significant modifications to our existing product offering, we will need to obtain the regulatory approvals necessary to market such products for vision correction and other medical procedures in our target markets.

After the FDA permits a device to enter commercial distribution, numerous regulatory requirements apply. These include:

•	the registration and listing regulation, which requires manufacturers to register all manufacturing facilities and list all medical devices placed into commercial distribution;

•	quality system regulation, which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	labeling regulations;

•	the FDA’s general prohibition against promoting products for unapproved or “off-label” uses;

•	medical device reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and

•	reporting of corrections and removals of devices that are intended to reduce a risk to health.

We also are subject to unannounced inspections for our U.S. facility by the FDA and the Food and Drug Branch of the California Department of Health Services, and these inspections may include the manufacturing facilities of our subcontractors.

Our laser is a radiation emitting product as well as a medical device. Therefore, we are also regulated by the FDA under the Radiation Control for Health and Safety Act. This law is intended to ensure that medical devices are safe and effective and seeks to reduce unnecessary exposure to radiation from medical, occupational, and consumer products.

If we do not comply with the FDA’s regulatory requirements we may be subject to an FDA enforcement action, which may include any of the following sanctions:

•	fines, injunctions and civil penalties;

•	recall or seizure of our product offering;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our request for 510(k) clearance or PMA approval of new products;

•	withdrawing 510(k) clearance or PMA approvals that are already granted;

•	suspension in the issuance of export certificates; and

•	criminal prosecution.

To date, we have not been subject to any material enforcement action by the FDA.

International

Sales of our laser-based product offering outside the United States are subject to the regulatory requirements of the foreign country or, if applicable, the harmonized standards of the European Union. These regulatory requirements vary widely among countries and may include technical approvals, such as electrical safety, as well as demonstration of clinical efficacy. In Europe, the 25 member countries of the European Union have promulgated rules that require medical products to receive the certifications necessary to affix the CE Mark to the device. The CE Mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. Certification under the ISO standards for quality assurance and manufacturing processes is one of the CE Mark requirements. We are licensed to apply the CE Mark to our product offering in accordance with the European Medical Device Directives, which permits us to commercially distribute our lasers throughout the European Union and to perform the flap procedure using our product offering. We rely on export certifications from the FDA to comply with certain regulatory requirements in several foreign jurisdictions, such as Canada and countries in Western Europe. We intend to meet applicable foreign country regulatory requirements for our product offering.

Other Regulatory Requirements

We also are subject to extensive and frequently changing regulations under many other laws administered by U.S. and foreign governmental agencies on the national, state and local levels, including requirements regarding occupational health and safety and the use, handling and disposing of toxic or hazardous substances.

Product Liability Insurance

We maintain product liability insurance with respect to our product offering with a general coverage limit of $5 million in the aggregate. Since commencing the sale of our systems, no material product liability claims have been initiated against us.

Employees

As of June 30, 2004, we had 166 full-time employees and 12 full-time equivalent consultants, most of whom are located in our facilities in Irvine, California, with the exception of sales, field service and clinical applications personnel based throughout the United States. We have 26 sales and marketing employees, 31 research, development and engineering employees, 15 regulatory affairs and quality assurance employees, 33 technical services, field services and clinical applications employees, 43 operations employees and 18 general and administrative employees. None of our employees is represented by a collective bargaining agreement and we have not experienced any work stoppage. We believe that we have good relations with our employees.

Facilities

We lease 41,400 square feet of office and manufacturing space for our corporate, research and development and manufacturing headquarters in Irvine, California, under a five-year renewable lease, the initial term of which expires on October 31, 2005. We have the right to extend the lease for up to five years after expiration of the lease term, at a rental rate to be negotiated, and may sublet the space, under certain terms and conditions. To address our expected increased demand for administrative offices and manufacturing capacity, we have rented additional office space nearby and anticipate leasing an additional or new facility near our existing facility in late 2004 or 2005.

Legal Proceedings

From time to time we are involved in various legal proceedings and disputes that arise in the normal course of business. These matters have included product liability actions, intellectual property disputes, contract disputes, employment disputes and other matters. We do not believe that the resolution of any of these matters has had or is likely to have a material adverse effect on our business, financial condition or future results of operations.

We are currently involved in litigation with Escalon Medical Corp. On June 10, 2004, we received notice from Escalon of its intent to terminate our license agreement with them unless we paid in full certain royalties which Escalon believes we owe under the license agreement. Escalon seeks payment of approximately $645,000 in additional royalties and other expenses, and seeks additional royalties for future periods that would, if Escalon prevailed on all aspects of their claims, represent an increase in the royalties paid to them by approximately one percent of revenues, and a subsequent one percent reduction in our future gross margins and operating profits. On June 21, 2004, we sought a preliminary injunction and a temporary restraining order with the U.S. District Court for the Central District of California, Southern Division to prevent such a termination. Escalon subsequently agreed to stipulate to the temporary restraining order to prevent a termination of the license agreement and, on July 6, 2004, as mutually agreed by IntraLase and Escalon, the same district court entered a stipulation and order to delay the requested hearing on the preliminary injunction until November 1, 2004. We believe that we will prevail or resolve this dispute in a manner that will not have a material adverse effect on our business, financial condition and results of operations.

On August 23, 2004, the PTO granted a request for re-examination with respect to U.S. Patent RE 37,585, one of the four U.S. patents licensed to us by the University of Michigan, which means that the PTO found that the request raised a new issue of patentability with regard to a number of claims. Re-examination may result in the scope of protection and rights provided by the patent license being lost or narrowed. In addition, a protest has been filed against a divisional application which is licensed to us by the University of Michigan and is based on U.S. Patent RE 37,585. If the University of Michigan’s divisional application is denied, our rights under the new Michigan license will remain the same and we expect there will be no adverse effect on our business. The irrevocable license we acquired and the payment we made and future payments payable pursuant to the July 15, 2004 license agreement will not be affected by the granting of re-examination, regardless of the outcome of such re-examination. Although we believe that the intellectual property covered by the patent subject to the re-examination is important to our business, if this patent is invalidated there will be no effect on our ability to sell our products. However, invalidation of this patent might allow others to market competitive products that would have infringed the patent had the patent still been valid.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information with respect to our executive officers and directors as of September 1, 2004:

Name	Age	Position
Robert J. Palmisano	60	President and Chief Executive Officer, Director
Shelley B. Thunen	51	Chief Financial Officer
P. Bernard Haffey	42	Executive Vice President and Chief Commercial Officer
Franklin T. Jepson	57	Vice President, Corporate Communications and Investor Relations
Charline Gauthier, O.D., Ph.D.	41	Vice President, Research, Development and Corporate Affairs
Kevin Harley	45	Vice President, Human Resources
Tibor Juhasz, Ph.D.	45	Vice President and Chief Technical Officer
Ronald M. Kurtz, M.D.	41	Vice President, Medical Director
G. Scott Scholler	54	Vice President, Operations
Eric Weinberg	43	Vice President, Marketing and Professional Affairs
William J. Link, Ph.D.(2)	58	Director, Chairman of the Board
Frank M. Fischer(1)(2)	62	Director
Gilbert H. Kliman, M.D.(2)(3)	45	Director
Mark Lortz(1)(3)	52	Director
Donald B. Milder(3)	50	Director
Thomas S. Porter(1)(2)	61	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and governance committee.

Robert J. Palmisano. Mr. Palmisano joined us as our President, Chief Executive Officer and a director in April 2003. From April 2001 to April 2003, Mr. Palmisano was the President, Chief Executive Officer and a director of MacroChem Corporation, a development stage pharmaceutical corporation. From April 1997 to January 2001 Mr. Palmisano served as President and Chief Executive Officer and a director of Summit Autonomous, Inc., a global medical products company that was acquired by Alcon, Inc. in October 2000. Prior to 1997, Mr. Palmisano held various executive positions with Bausch & Lomb Incorporated, a global eye care company. Mr. Palmisano earned his B.A. in Political Science from Providence College.

Shelley B. Thunen. Ms. Thunen joined us as our Chief Financial Officer in May 2001. From January 2000 to January 2001, she was the Executive Vice President, Chief Financial Officer and Corporate Secretary of Versifi, Inc., which designs, develops and markets Java internet infrastructure software. Versifi was acquired by Reef SA/NV in December 2000. From August 1992 to January 2000, Ms. Thunen was the Chief Financial Officer, Vice President of Operations and Corporate Secretary of VitalCom, Inc., a leading manufacturer of computer networks for cardiac monitoring systems. VitalCom was acquired by General Electric Corp. in 2001. Ms. Thunen earned her M.B.A. and her B.A. in Economics from the University of California, Irvine.

P. Bernard Haffey. Mr. Haffey has served as our Executive Vice President and Chief Commercial Officer since July 2004. From March 2003 to July 2004, Mr. Haffey served as our Vice President, Business Development. From September 2001 to September 2002, Mr. Haffey was the Chief Executive Officer of NeuroVision, Inc., an early stage vision therapy company. From September 1997 to December 2000, Mr. Haffey was Executive Vice President, Chief Commercial Officer and Vice President of Marketing and Sales at Summit Autonomous, Inc. Prior to September 1997, Mr. Haffey held key sales and marketing positions with Mentor Corporation, a medical device company serving multiple markets including the ophthalmic market. Mr. Haffey earned his B.A. from Colgate University and his M.B.A. from Cornell University.

Franklin T. Jepson. Mr. Jepson has served as our Vice President, Corporate Communications and Investor Relations since July 2004. From February 2004 to July 2004, Mr. Jepson served as Vice President Communications and Investor Relations for ALARIS Medical Systems, Inc., a manufacturer of products for the delivery of intravenous medications that was acquired by Cardinal Health in July 2004. From August 2001 to February 2004, Mr. Jepson worked as an independent financial communications consultant. From November 1999 to August 2001, Mr. Jepson served as Executive Vice President of Golin/Harris International, a public relations firm that provides professional counsel and strategic communications programs worldwide. From August 1998 to November 1999, Mr. Jepson was Senior Vice President Capital Market Relations for WinStar Communications, a broadband telecommunications company, and for the preceding 16 years Mr. Jepson held various positions with Bausch & Lomb, concluding with his position as Corporate Vice President Communications and Investor Relations. Mr. Jepson earned his B.A. in Journalism and Business from Syracuse University.

Charline Gauthier, O.D., Ph.D. Dr. Gauthier has served as our Vice President, Research, Development and Corporate Affairs since July 2003. After Summit Autonomous Inc. was acquired by Alcon, Inc. in October 2000, Dr. Gauthier was hired by Alcon, Inc. and from October 2000 to December 2001 served as its Vice President and General Manager of the Orlando Technology Center and was responsible for medical lasers and accessories for eye surgery. From April 2000 to October 2000, she was the Executive Vice President and Chief Operations Officer of Summit Autonomous, Inc. From October 1998 to April 2000, Dr. Gauthier was the Chief Operating Officer of Autonomous Technologies Corporation or ATC. ATC was acquired by Summit Autonomous in April 2000. Dr. Gauthier earned her M.B.A. from Crummer Graduate School of Business, Rollins College, her Ph.D. from the University of New South Wales in Sydney, Australia and her Doctor of Optometry, from the University of Waterloo, Canada.

Kevin Harley. Mr. Harley has served as our Vice President, Human Resources since August 2004. From July 2001 to August 2004, Mr. Harley served as Vice President of Employee Relations for Edwards Lifesciences Corporation, a public company that provides products and technologies designed to treat advanced cardiovascular disease. From April 2000 to July 2001, Mr. Harley served as Vice President of Human Resources for Edwards Lifesciences Corporation. From December 1999 to April 2000, Mr. Harley served as Vice President of Human Resources for Baxter Healthcare Corporation (Cardiovascular Group), the principal U.S. operating subsidiary of Baxter International Inc., a public company that operates as a global medical products and services company for the treatment of complex medical conditions related to the blood and circulatory systems. From May 1994 to December 1999, Mr. Harley served as Director of Human Resources for Baxter Healthcare Corporation (Cardiovascular Group) and, prior to May 1994, Mr. Harley held various other positions with Baxter Healthcare Corporation. Mr. Harley earned his B.A. from the University of Buffalo in Psychology and his M.B.A. in Human Resources from National University.

Tibor Juhasz, Ph.D. Dr. Juhasz is a co-founder of IntraLase. Dr. Juhasz has served as our Chief Technical Officer since September 1997. From August 1988 to March 1996, Dr. Juhasz was the Chief Scientist at Intelligent Surgical Lasers Inc., where he led a team in developing the first ultra-fast laser ever used in ophthalmology. From March 1996 to September 1997, Dr. Juhasz held key research positions with Escalon Medical. From 1996 to the present, Dr. Juhasz has been an associate professor of biomedical engineering and ophthalmology at the University of Michigan. Dr. Juhasz earned his B.A. and Ph.D. in Physics from JATE University of Szeged, Hungary in 1986, along with post-doctoral training at the University of Rochester and the University of California, Irvine.

Ronald M. Kurtz, M.D. Dr. Kurtz is a co-founder of IntraLase. Dr. Kurtz has served as our Vice President, Medical Director since January 1999. Since October 2000, Dr. Kurtz has served as an Associate Clinical Professor at the University of California, Irvine. From December 1997 to January 1999, Dr. Kurtz served as our President and Chief Executive Officer. From July 1995 to October 2000, Dr. Kurtz was an Assistant Professor of Ophthalmology at the University of Michigan where he established the Ultrafast Laser Medical Group, which was responsible for developing many of IntraLase’s key licensed patents. Dr. Kurtz earned his B.A. in Biochemistry from Harvard College and his M.D. from the University of California, San Diego.

G. Scott Scholler. Mr. Scholler has served as our Vice President, Operations since November 2000. From February 1996 to January 2000, Mr. Scholler served as the Senior Vice President of Operations at Cymer, Inc., a leading producer of excimer lasers for semiconductor lithography applications. Mr. Scholler earned his B.A. degree with a concentration in Nuclear Engineering from the United States Military Academy at West Point, and his M.S. with a concentration in Research and Development Management from the University of Southern California.

Eric Weinberg. Mr. Weinberg has served as our Vice President, Marketing and Professional Affairs since September 1999. From March 1993 to September 1999, Mr. Weinberg was the Global Director of Refractive Surgery at Chiron Vision, a subsidiary of the Chiron Corporation specializing in ophthalmic surgical products. At Chiron Vision, Mr. Weinberg was responsible for the management of its microkeratome blade technology, laser product lines and its LASIK education program.

William J. Link, Ph.D. Dr. Link has served on our Board of Directors since December 1998 and became our Chairman of the Board in July 2003. Dr. Link has served on the board of directors of Advanced Medical Optics, Inc. since June 2002. Dr. Link is a founder and since November 1999 has been a managing director of Versant Ventures, a medical and healthcare venture capital firm. Since January 1998, Dr. Link has been a managing member of Brentwood IX Ventures and Brentwood VIII Ventures. From January 1986 to December 1997, Dr. Link was the Chairman and Chief Executive Officer of Chiron Vision. Dr. Link earned his B.S., M.S. and Ph.D. degrees in Mechanical Engineering from Purdue University.

Frank M. Fischer. Mr. Fischer has served on our Board of Directors since September 2002. Since January 2000, Mr. Fischer has served as the President and Chief Executive Officer and a director of NeuroPace, Inc., a private company that develops and sells treatment devices for neurological disorders. From May 1998 until December 1999, Mr. Fischer was President, Chief Executive Officer and a director of Heartport, Inc., a public cardiac surgery company. Mr. Fischer earned his B.S.M.E. and his M.S. in Management from Rensselaer Polytechnic Institute.

Gilbert H. Kliman, M.D. Dr. Kliman has served on our Board of Directors since October 2000. Since February 1999, Dr. Kliman has been a Managing Director of InterWest Partners, a venture capital firm. From December 1996 to February 1999, Dr. Kliman was a Venture Partner of InterWest. A board-certified ophthalmologist, Dr. Kliman is the former West Coast Director of LCA Vision and previously was an Assistant Professor of Ophthalmology at New England Medical Center. Dr. Kliman earned his B.A. from Harvard University, his M.D. from the University of Pennsylvania and his M.B.A. from Stanford University.

Mark Lortz. Mr. Lortz has served on our Board of Directors from October 2002 to the present. Since July 2004, Mr. Lortz has served on the board of directors of NeuMetrix, Inc., a public company that develops products to treat diseases of the peripheral nerves and spine. Since June 2004, Mr. Lortz has served on the board of directors of Cutera, Inc., a public company which manufactures laser and other light-based products for aesthetic treatments. From April 1997 to April 2004, Mr. Lortz was the President and Chief Executive Officer of TheraSense, Inc., a public company offering glucose self-monitoring systems for diabetes management. TheraSense, Inc. was purchased by Abbott Laboratories in April 2004. Prior to April 1997, Mr. Lortz held various positions at LifeScan, a subsidiary of Johnson & Johnson, including Group Vice President, Worldwide Operations and International Franchise Development. Mr. Lortz earned his M.B.A. in Management from Xavier University and his B.S. in Engineering Science from Iowa State University.

Donald B. Milder. Mr. Milder has served on our Board of Directors since May 2002. Since November 1999, Mr. Milder has been a Managing Director at Versant Ventures, where he specializes in medical device and healthcare service investing. Prior to co-founding Versant Ventures, from 1989 to the present, Mr. Milder has led healthcare investing at Crosspoint Venture Partners, where he is a general partner. Mr. Milder has assumed roles as a board member in more than 20 companies, including TheraTx, Inc., Informed Access Systems, Discovery Partners International, Inc. and Sonus Pharmaceuticals, Inc. Mr. Milder earned his B.A. in economics at Union College and his M.B.A. from Harvard Business School.

Thomas S. Porter. Mr. Porter has served on our Board of Directors since December 1997. Since January 2004, Mr. Porter has served as a Partner Emeritus of Trillium Ventures, a venture capital firm. From May 1987 to January 2004, Mr. Porter was a General Partner with EDF Ventures. Since February 1, 2004, Mr. Porter has served as Partner Emeritus of EDF Ventures, a venture capital firm that he co-founded. Mr. Porter has also served as interim Chief Executive Officer for several health care companies in the EDF Ventures’ portfolio. Mr. Porter was an initial investor in several companies, including: Theragen, Inc., a gene therapy company, which subsequently merged with GenVec, Inc.; Coagulation Systems, Inc., a diagnostics company; Matrigen, Inc., a tissue regeneration company, which subsequently merged with Prizm Pharmaceuticals to form Selective Genetics Inc. Mr. Porter earned his B.A. from DePauw University and earned an M.B.A. degree from the University of Michigan, where he also teaches and is a member of its Corporate Advisory Board.

Board Composition

We are managed under the direction of our board of directors. Four of our directors, Thomas Porter, Donald Milder, William Link and Gilbert Kliman, were elected as members of our board of directors pursuant to a voting agreement among our preferred stockholders. The voting agreement will terminate by its terms on the effectiveness of this offering. Subsequent to the effectiveness of this offering, there will be no arrangements or understandings pursuant to which directors will serve on our board of directors.

Our certificate of incorporation and bylaws, which will be in effect upon the closing of this offering, will provide for a classified board of directors consisting of three staggered classes of directors, as nearly equal in number as possible. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2005 for the Class I directors, 2006 for the Class II directors and 2007 for the Class III directors.

Effective upon the closing of this offering:

•	Our Class I directors will be Thomas S. Porter and Donald B. Milder.

•	Our Class II directors will be William J. Link, Ph.D. and Gilbert H. Kliman, M.D.

•	Our Class III directors will be Frank M. Fischer, Mark Lortz and Robert J. Palmisano.

Our bylaws to be in effect upon completion of this offering provide that the authorized number of directors, which will be seven, may be changed by a resolution adopted by at least a majority of our directors then in office or by at least a majority of our stockholders at a duly called meeting. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors and will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors could have the effect of delaying or preventing changes in control or changes in our management.

Board Committees

Upon completion of this offering, our board of directors will have an audit committee, compensation committee and nominating committee. At that time, each of our committees will have the composition and responsibilities described below:

Audit Committee

Our audit committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The functions of the audit committee of our board of directors include appointing and determining the compensation for our independent auditors, establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls and reviewing and overseeing our independent auditors. The chairman of the audit committee is Thomas S. Porter and the other current members are Frank M. Fischer and Mark Lortz. All members of the audit committee are non-employee directors and satisfy the current standards with respect to independence, financial expertise and experience established by rules of the Nasdaq National Market. Our board of directors has determined that Mr. Lortz meets the Securities and Exchange Commission’s definition of “audit committee financial expert.”

Compensation Committee

Our compensation committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The compensation committee of our board of directors reviews and approves the salaries and benefits for our executive officers, establishes overall employee compensation policies and administers our incentive compensation and benefit plans, including our 2004 Stock Incentive Plan and 2004 Employee Stock Purchase Plan. The chairman of the compensation committee is William J. Link, Ph.D. and the other current members are Frank M. Fischer, Gilbert H. Kliman, M.D. and Thomas S. Porter.

Nominating and Governance Committee

Our nominating and governance committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The nominating and governance committee will be responsible for identifying and recommending potential candidates qualified to become members of our board of directors and for evaluating and reviewing the performance of our existing directors. Additionally, this committee will make recommendations to our board of directors regarding governance matters. Following completion of this offering, the nominating committee will consist of Gilbert H. Kliman, M.D., Mark Lortz and Donald B. Milder.

Code of Business and Ethical Conduct

We have a written Code of Business and Ethical Conduct for our directors, officers and employees. The Code also sets forth specific ethical policies and principles that apply to our directors, officers and employees that are designed to prevent wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that a registrant files with, or submits to, the Securities and Exchange Commission and in other public communications made by the registrant;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and

•	accountability for adherence to the Code.

Copies of our Code of Business and Ethical Conduct will be posted on our internet website at www.intralase.com. We also intend to disclose, on our internet website and through appropriate Securities and Exchange Commission filings, any amendments to the Code and any waivers of its requirements that may be granted by our board of directors to any director or executive officer.

Director Compensation

Each of our directors who is neither an employee nor a current or former affiliate of any of our stockholders, referred to throughout this prospectus as an “outside director,” currently receives a $2,500 fee per meeting attended, either telephonically or in person, for their service on the board of directors or any committee thereof, and all directors may be reimbursed for expenses incurred in connection with their attendance at board and committee meetings.

In addition, each person who is elected or appointed for the first time to be an outside director is granted an initial option, on the date of his or her election or appointment to the board, to purchase 40,000 shares of our common stock. The initial option grants become exercisable as to 20,000 shares on the first anniversary of the date of grant, with the balance becoming exercisable one year thereafter. Outside directors will, on the one-year anniversary of their appointment and each one year anniversary thereafter, receive an additional option to purchase 15,000 shares of our common stock, such option becoming exercisable immediately. Options are granted with an exercise price equal to the fair market value of our common stock on the date of grant.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation

The following table sets forth all compensation received for services rendered to us in all capacities during the year ended December 31, 2003, by our current chief executive officer, former chief executive officer and each of the four other most highly compensated executive officers whose salary and bonus exceeded $100,000 in 2003. These officers are referred to in this prospectus as the “named executive officers.” In addition, Mr. Haffey and Dr. Gauthier have been included below because they are expected to be named executive officers in 2004 and thereafter. Mr. Haffey and Dr. Gauthier are included as named executive officers throughout this prospectus.

Summary Compensation Table

	Annual Compensation for 2003					Long Term Compensation
Name and Principal Position	Salary		Bonus	Other Annual Compensation		Securities Underlying Options(#)	All Other Compensation
Robert J. Palmisano(1) President and Chief Executive Officer	$290,570	(5)	$—	$32,150	(6)	1,154,445	$715

Randy Alexander(2) Former President and Chief Executive Officer	240,686		25,607	—		—	333

Shelley B. Thunen Chief Financial Officer	186,923		7,785	—		33,378	552

Eric Weinberg Vice President, Marketing and Professional Affairs	180,000		20,000	—		14,431	240

G. Scott Scholler Vice President, Operations	172,981		7,295	—		26,191	552

Ronald M. Kurtz Vice President, Medical Director	166,956		8,360	—		—	240

P. Bernard Haffey(3) Executive Vice President and Chief Commercial Officer	158,092		—	—		237,311	185

Charline Gauthier(4) Vice President, Research, Development and Corporate Affairs	112,988		—	$60,769	(7)	230,095	102

(1)	Mr. Palmisano joined us as our President and Chief Executive Officer in April 2003.

(2)	Mr. Alexander resigned as our President and Chief Executive Officer in April 2003.

(3)	Mr. Haffey joined us as our Vice President, Business Development in March 2003 at an annual base salary of $200,000. Mr. Haffey was promoted to Executive Vice President and Chief Commercial Officer effective July 1, 2004, at which time his base salary increased to $250,000.

(4)	Dr. Gauthier joined us as our Vice President, Research, Development and Corporate Affairs in July 2003. Dr. Gauthier’s base annual salary is $200,000. Upon the completion of this offering, Dr. Gauthier’s base annual salary shall increase to $234,000.

(5)	Includes signing bonus for accepting the position as our Chief Executive Officer, which bonus has been accrued and not paid.

(6)	Includes $32,150 in temporary living expenses.

(7)	Includes $60,769 in relocation expenses.

Option Grants in Fiscal 2003

The following table sets forth information concerning stock options granted to our named executive officers during the fiscal year ended December 31, 2003, including the potential realizable value over the ten-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock. No stock appreciation rights were granted to our named executive officers during 2003.

Option Grants In Last Fiscal Year

Name	Number of Securities Underlying Options Granted		Percentage of Total Options Granted to Employees in Fiscal Year 2003	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(6)
						5%	10%
Robert J. Palmisano	1,154,445	(1)	55.08%	$2.54	April 10, 2013	$1,841,404	$4,666,478
Shelley B. Thunen	33,378	(2)	1.59	2.54	May 16, 2013	53,240	134,920
Eric Weinberg	14,431	(2)	0.69	2.54	May 16, 2013	23,018	58,331
G. Scott Scholler	26,191	(2)	1.25	2.54	May 16, 2013	41,777	105,871
P. Bernard Haffey	230,095	(3)	10.98	2.54	May 16, 2013	367,015	930,087
P. Bernard Haffey	7,215	(4)	0.34	2.54	February 5, 2013	11,509	29,166
Charline Gauthier	230,095	(5)	10.98	2.54	July 25, 2013	367,015	930,087

(1)	Pursuant to the terms of our 2000 Stock Incentive Plan, Mr. Palmisano was granted incentive stock options to purchase 157,709 shares of our common stock and nonqualified stock options to purchase 996,736 shares of our common stock. With respect to Mr. Palmisano’s incentive stock options, the options become exercisable as to 15% of the shares on the first anniversary of the date of grant, with the balance becoming exercisable in 2.08% increments each month thereafter. With respect to Mr. Palmisano’s nonqualified stock options, the options become exercisable as to 26.58% of the shares on the first anniversary of the date of grant, with the balance becoming exercisable in 2.08% increments each month thereafter.

(2)	The options became exercisable as to 25% of the shares on May 16, 2004, with the balance becoming exercisable in 2.08% increments each month thereafter.

(3)

Pursuant to the terms of our 2000 Stock Incentive Plan, Mr. Haffey was granted incentive stock options to purchase 142,250 shares of our common stock and nonqualified stock options to purchase 87,845 shares of our common stock. Mr. Haffey’s incentive stock options became exercisable as to 17.51% of the shares on the first anniversary of the date of grant, with the balance becoming exercisable in 2.08% increments each month thereafter. Mr. Haffey’s nonqualified stock options became exercisable as to 37.14% of the shares on the first anniversary of the date of grant, with the balance becoming exercisable in 3.23% increments each month thereafter.

(4)	The options became exercisable as to 25% of the shares on February 5, 2004 with the balance becoming exercisable in 2.08% increments each month thereafter.

(5)	Pursuant to the terms of our 2000 Stock Incentive Plan, Dr. Gauthier was granted incentive stock options to purchase 151,836 shares of our common stock and nonqualified stock options to purchase 78,259 shares of our common stock. Dr. Gauthier’s incentive stock options became exercisable as to 18.3% of the shares on the first anniversary of the date of grant, with the balance becoming exercisable in 2.08% increments each month thereafter. Dr. Gauthier’s nonqualified stock options became exercisable as to 37.94% of the shares on the first anniversary of the date of grant, with the balance becoming exercisable in 3.45% increments each month thereafter.

(6)	The potential realizable value represents amounts, net of exercise price before taxes, that may be realized upon exercise of the options immediately prior to the expiration of their terms assuming appreciation of 5% and 10% over the option term. The 5% and 10% are calculated based on rules promulgated by the Securities and Exchange Commission based upon a per share market price of the common stock underlying the stock options at the time the options were granted and do not reflect our estimate of future stock price growth. The actual value realized may be greater or less than the potential realizable value set forth in the table.

Options Exercised and Fiscal Year-End Values

The following table sets forth information concerning the number of shares underlying unexercised stock options held by our named executive officers at December 31, 2003, and the value of such named executive officers’ unexercised options at December 31, 2003. The value of unexercised in-the-money options at December 31, 2003 represents an amount equal to the difference between the offering price of $13.00 per share and the applicable option exercise price, multiplied by the number of unexercised in-the-money options. No stock options were exercised by our named executive officers in 2003.

Aggregated Option Exercises In Last Fiscal Year

And Fiscal Year-End Option Values

Name	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the- Money Options at December 31, 2003
	Exercisable	Unexercisable	Exercisable	Unexercisable
Robert J. Palmisano	—	1,154,445	$—	$12,079,766
Randy Alexander	238,248	243,362	2,828,589	2,868,649
Shelley B. Thunen	69,581	119,096	791,157	1,327,175
Eric Weinberg	26,912	54,968	311,197	619,751
G. Scott Scholler	40,426	81,137	461,665	902,869
Ronald M. Kurtz	114,096	89,331	1,368,078	1,047,168
Bernard Haffey	—	237,310	—	2,483,141
Charline Gauthier	—	230,095	—	2,407,645
Kevin Harley	—	—	—	—
Franklin Jepson	—	—	—	—

Employment Agreement with Mr. Palmisano

Mr. Palmisano is employed as our President and Chief Executive Officer pursuant to a three-year employment agreement dated April 10, 2003. Under his employment agreement, Mr. Palmisano is entitled to receive a base annual salary of $375,000. As of the closing of this offering and the commencement of trading of our common stock, Mr. Palmisano’s base annual salary will increase to $450,000. Mr. Palmisano is also entitled to a monthly housing expense allowance of up to $3,750 and a monthly car expense allowance of $1,000.

For eighteen months following the closing of this offering and the commencement of trading of our common stock and during such period for as long as Mr. Palmisano is employed by us, if he moves his primary residence to Orange County, California, we will pay for (i) up to two round-trip airfares for his family to come to Orange County to participate in identifying a home in Orange County and (ii) the consequential costs of selling his home in Massachusetts. In addition, when Mr. Palmisano decides to relocate, we will pay for his reasonable moving expenses. We will pay Mr. Palmisano an amount to reimburse him for any income taxes due on the moving expense reimbursement on a gross-up basis.

Mr. Palmisano has been entitled to receive an annual cash bonus in an amount of up to fifty percent (50%) of his then-current base salary. From the closing of this offering and the commencement of trading of our common stock he shall be entitled to receive an annual cash bonus in an amount of up to sixty five percent (65%) of his then-current base salary. The annual bonus will be paid based upon IntraLase’s performance as measured against the goals set by our board of directors for each fiscal year. The bonus is payable within ninety days following the end of each fiscal year.

Upon joining IntraLase, Mr. Palmisano received options to purchase 1,154,445 shares of our common stock at an exercise price of $2.54 per share. The options vest over four years of continuous service in accordance with the usual vesting provisions of our 2000 Stock Incentive Plan. Any unvested options held by him will vest in full and become immediately exercisable upon a merger, sale of a majority of our voting stock, sale of all or substantially all of our assets, or liquidation, dissolution or winding up of IntraLase. In addition, he is eligible to receive annual option grants in accordance with our policies and procedures. On April 27, 2004, Mr. Palmisano received options to purchase 126,267 shares of our common stock at an exercise price of $4.49 per share. The options vest over four years of continuous service in accordance with the vesting provisions of our 2000 Stock Incentive Plan.

Pursuant to the terms of the foregoing employment agreement, Mr. Palmisano is eligible to participate in any and all other plans providing general benefits for our employees including, without limitation, life, medical, dental and 401(k) savings plans. Subsequent to the closing of this offering and the commencement of trading of our common stock, if Mr. Palmisano’s employment is terminated other than for good cause or if he resigns voluntarily for good reason, he is entitled to receive:

•	accrued salary;

•	accrued but unused vacation;

•	his then current annual salary for a two-year period;

•	a bonus proportional to the annual bonus which would have been achievable for such fiscal year provided our actual performance equals or exceeds the agreed upon goals on a year to date basis for the period from the end of the prior fiscal year through the effective date of such expiration or termination; and

•	payment of premiums if he elects continuation coverage under COBRA.

Subsequent to the closing of this offering and the commencement of trading of our common stock, if terminated upon a merger, sale of a majority of our voting stock, sale of all or substantially all of our assets, or liquidation, dissolution or winding up of IntraLase, he will receive each of the foregoing benefits except that he will continue receive his then-current annual salary for a three-year period and a lump sum payment of three years’ worth of his bonus. If Mr. Palmisano’s employment is terminated for good cause or if he voluntarily resigns for other than a good reason he will be entitled to receive accrued, but unpaid salary and accrued vacation pay, but no other amounts. Mr. Palmisano’s employment agreement also contains obligations to maintain the confidentiality of IntraLase’s information.

Employment Agreement with Mr. Jepson

Mr. Jepson is employed as our Vice President, Corporate Communications and Investor Relations pursuant to an employment letter agreement dated July 13, 2004. Under his employment letter agreement, he is entitled to receive a base salary of approximately $180,000 per year. Mr. Jepson is also eligible to receive an annual bonus in an amount of up to thirty percent (30%) of his then-current base salary, which shall be paid based upon IntraLase’s performance as measured against certain predetermined goals for each fiscal year.

If Mr. Jepson moves his primary residence from Connecticut to Orange County, California, by January 13, 2005, we will pay for some of his costs associated with selling his home in Connecticut and moving to Orange County, not to exceed $100,000, inclusive of any gross up of such costs deemed taxable by the Internal Revenue Service.

In addition, Mr. Jepson is entitled to the following:

•	Upon joining IntraLase and the approval of our board of directors, Mr. Jepson will be granted options to purchase 128,280 shares of our common stock at an exercise price equal to the then-current fair market value of our common stock.

•	Mr. Jepson is eligible to receive severance equal to one year’s base salary if he is terminated for any reason other than just cause which rights are greater than the rights provided in the change in control agreements described below.

•	Mr. Jepson is eligible to participate in any and all other plans providing general benefits for our employees including, without limitation, life, medical, dental and 401(k) savings plans.

Employment Agreement with Dr. Gauthier

Dr. Gauthier is employed as our Vice President, Research, Development and Corporate Affairs pursuant to an employment letter agreement dated May 14, 2003. Under her employment letter agreement, she is entitled to receive a base salary of $200,000 per year. As of the closing of this offering, Dr. Gauthier’s base annual salary will increase to $234,000 per year. Dr. Gauthier is also eligible to receive an annual bonus in an amount of up to thirty percent (30%) of her then-current base salary, which shall be paid based upon IntraLase’s performance as measured against certain predetermined goals for each fiscal year. Dr. Gauthier is also entitled to a monthly car expense of $500.

Upon joining IntraLase, Dr. Gauthier received options to purchase 230,095 shares of our common stock at an exercise price of $2.54 per share. The options vest over four years of continuous service in accordance with the usual vesting provisions of our 2000 Stock Incentive Plan. Any unvested options held by her will vest in full and become immediately exercisable upon a merger, sale of a majority of our voting stock, sale of all or substantially all of our assets, or liquidation, dissolution or winding up of IntraLase. In addition, she is eligible to receive annual option grants in accordance with our policies and procedures. On April 27, 2004, Dr. Gauthier received options to purchase 14,431 shares of our common stock at an exercise price of $4.49 per share. The options vest over four years of continuous service in accordance with the vesting provisions of our 2000 Stock Incentive Plan.

Pursuant to the terms of the foregoing employment letter agreement, Dr. Gauthier is eligible to participate in any and all other plans providing general benefits to our employees including, without limitation, life, medical, dental and 401(k) savings plans.

Employment Agreement with Mr. Harley

Mr. Harley is employed as our Vice President, Human Resources pursuant to an employment letter agreement dated July 14, 2004. Under his employment letter agreement, he is entitled to receive a base salary of approximately $180,000 per year. Mr. Harley is also eligible to receive an annual bonus in an amount of up to thirty percent (30%) of his then-current base salary, which shall be paid based upon IntraLase’s performance as measured against certain predetermined goals for each fiscal year.

In addition, Mr. Harley is entitled to the following:

•	Upon joining IntraLase and the approval of our board of directors, Mr. Harley will be granted options to purchase 128,280 shares of our common stock at an exercise price equal to the then-current fair market value of our common stock.

•	Mr. Harley is eligible to participate in any and all other plans providing general benefits for our employees including, without limitation, life, medical, dental and 401(k) savings plans.

Change-in-Control Arrangements

In addition to the change in control arrangements provided in Mr. Palmisano’s employment agreement, each of our outstanding stock option agreements and restricted stock purchase agreements provides that there will be an acceleration of vesting upon a change in control event as described in the section “Management—Stock Option Plans.”

In addition, each of Robert Palmisano, Shelley Thunen, Eric Weinberg, Scott Scholler, Charline Gauthier, Frank Jepson, Kevin Harley, Bernard Haffey, Tibor Juhasz and Ronald Kurtz has entered into a Change of Control Agreement with us. All of these agreements are substantially similar to each other. Under these agreements, after we begin any effort to sell IntraLase and prior to a change of control as defined below or twelve months following or otherwise in connection with a change of control, if we terminate the executive officer’s employment without cause, or if the executive officer quits for good reason, we will pay them the following as severance:

•	a cash amount equal to a percentage of the sum of (a) their then current annual base salary subject to possible adjustment if their salary was lowered in the prior 60 days, plus (b) their target bonus for the then current year or for the year immediately prior to the change of control, whichever is higher. These payments are in addition to and not in lieu of salary and bonus for the current year that has been earned but not yet paid. The percentage is 100% in the case of Mr. Jepson, Mr. Harley, Dr. Juhasz, Dr. Kurtz and Mr. Weinberg, 200% in the case of Dr. Gauthier, Mr. Haffey, Mr. Scholler and Ms. Thunen and 300% in the case of Mr. Palmisano;

•	until the earlier of a certain period of time from the date of termination or the date they start a new job with substantially similar benefits, whichever is earlier, we will provide them with any medical, dental, disability, life insurance and automobile reimbursement benefits and other perquisites in effect at the time of termination, subject to possible adjustment if benefits were lowered within the past 60 days. The period of time is one year in the case of Mr. Jepson, Mr. Harley, Dr. Juhasz, Dr. Kurtz and Mr. Weinberg, two years in the case of Dr. Gauthier, Mr. Haffey, Mr. Scholler and Ms. Thunen and three years in the case of Mr. Palmisano;

•	following such time period of payment of benefits, we will permit the executive officer to elect to continue their medical and dental benefits under COBRA, which election shall be made at the time of termination and paid by us for the period provided herein;

•	all IntraLase stock options held by the executive officer will become exercisable and remain exercisable for the life of the options; and

•	we will continue to manage our Non-Qualified Executive Deferred Compensation Plan during the full period that the executive officer has elected to receive benefits under such plan. An election to commence payments thereunder upon retirement shall be executive’s retirement from full-time employment with any employer or age 65, whichever is earlier.

If and to the extent that any payments in the context of a change of control are made to our executive officers and exceed three times the average of that executive officer’s W-2 compensation for the five years preceding the change of control, the payments or benefits will be subject to the excise tax imposed by Section 4999 and the nondeductibility provisions imposed by Section 280G of the Internal Revenue Code. In such circumstances we will make a gross-up payment to the executive officer to compensate the executive officer for all taxes imposed under Section 4999 and we will not be permitted to deduct from our taxes the full amount of the compensation paid to the executive officer.

In these agreements, change of control means one or more of the following:

•	any person becomes the owner of at least 50% of our common stock;

•	if individuals who constitute our board of directors as of the date of the Change of Control Agreement cease to be at least a majority of the board, unless the new directors are approved by at least a majority of the directors in office at the time this agreement is signed, subject to limited exceptions;

•	there is a reorganization, merger, consolidation or similar transaction that will transfer ownership of more than 50% of our outstanding common stock or result in the issuance of new shares of our common stock in an amount equal to more than 50% of the amount of common stock outstanding immediately prior to such issuance; or

•	we are liquidated, dissolved or sell substantially all of our assets.

Stock Option Plans

We have four stock option plans, the Amended and Restated Stock Option Plan, the 2000 Stock Incentive Plan, the 2000 Executive Option Plan and the 2004 Stock Incentive Plan. The following section provides more detailed information concerning our stock option plans.

Amended and Restated Option Plan, 2000 Stock Incentive Plan and the 2000 Executive Option Plan

The Amended and Restated Option Plan was adopted by our board of directors and stockholders on December 11, 1997, and was amended on December 13, 2001. The Amended and Restated Option Plan provides for awards of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code and nonstatutory stock options. We have reserved a total of 1,309,213 shares of common stock for issuance under the Amended and Restated Option Plan as of June 30, 2004.

Each of the 2000 Stock Incentive Plan and the 2000 Executive Option Plan was adopted by our board of directors and stockholders on September 28, 2000 and was amended on December 13, 2001. Each plan provides for awards of incentive stock options, nonstatutory stock options and restricted stock. We have reserved a total of 5,772,224 shares of common stock for issuance under the 2000 Stock Incentive Plan and 721,528 shares of common stock for issuance under the 2000 Executive Option Plan as of June 30, 2004.

Each of the Amended and Restated Option Plan, the 2000 Stock Incentive Plan and the 2000 Executive Option Plan, collectively the “Pre-2004 Plans”, is administered by our compensation committee. Our board of directors may amend any of the “Pre-2004 Plans” as desired without further action by our stockholders except as set forth therein, as required by applicable law and to the extent the amendment will not result in any material adverse change to any rights or benefits of the holders of outstanding options. Each of the “Pre-2004 Plans” will continue in effect until terminated by our board of directors or for a term of ten years from its original adoption date, whichever is earlier.

The consideration for each award under each of the “Pre-2004 Plans” will be established by our board of directors, but in no event will the option price for incentive stock options be less than the fair market value of a share of common stock on the date of grant, for nonqualified stock options be less than 85% of fair market value of a share of common stock on the date of grant or for either incentive or nonqualified stock options be 110% of fair market value on the date of grant with respect to optionees who own at least 10% of our outstanding common stock.

Our board of directors has the authority to determine the time or times at which options become exercisable, provided that options expire no later than ten years from the date of grant, or five years from the date of grant of an incentive stock option in the case of a holder of at least 10% of our outstanding common stock. Options are nontransferable, other than by will or by the laws of descent or distribution. Stock options may be exercised only by an optionee during their term of continuous employment or other service with us or within three months after termination of employment or service or within twelve months for termination resulting from death or disability.

Unless otherwise determined by our board of directors, our outstanding stock option agreements and restricted stock purchase agreements provide that, upon a change in control event, defined as a merger, sale of a majority of our voting stock, sale of all or substantially all of our assets, or liquidation, dissolution or winding up of IntraLase:

•	in the case of options not assumed by the acquirer, the vesting of the then outstanding and unvested options held by officers, members of our board of directors and other optionees shall automatically accelerate in full; and

•	in the case of options, if assumed or replaced by new incentives of the acquirer of comparable value, the vesting of 50% of the then outstanding and unvested options held by officers or members of the board of directors shall automatically accelerate and 25% of the then outstanding and unvested options held by all other optionees shall automatically accelerate;

•	in the case of shares of our common stock subject to a repurchase right that lapses over time that are not assumed by the acquirer, the lapse of the right to repurchase such shares of common stock held by our officers, members of our board of directors and other optionees shall automatically accelerate in full; and

•	in the case of shares of our common stock subject to a repurchase right that lapses over time, that are assumed or replaced by new incentives of the acquirer of comparable value, the lapse of the right to repurchase 50% of the then restricted shares of our common stock held by our officers or members of our board of directors shall automatically accelerate and the lapse of the right to repurchase 25% of the then restricted shares of our common stock held by all other optionees shall automatically accelerate.

In each instance, if vesting or the lapse of repurchase restrictions is accelerated by less than 100%, the remaining unvested options or restricted stock will continue to vest and become exercisable or free of repurchase restrictions thereafter in installments on each vesting date in accordance with the vesting provisions of the option agreement or the restricted stock purchase agreement, each such installment to be reduced by a pro-rata portion of the options or restricted stock which have become exercisable as a result of the acceleration of vesting. In addition, in each instance, if an optionee or holder of restricted stock is involuntarily terminated within twelve months after the date of the change in control event all remaining options shall vest and all repurchase restrictions shall lapse.

As of June 30, 2004, we had options outstanding for the purchase of 530,668 shares of common stock and 26,106 shares of common stock were available for future grant under the Amended and Restated Option Plan. These options have exercise prices ranging from $0.14 to $2.38 per share and a weighted average per share exercise price of $0.90, and were held by 42 persons. Options to purchase 752,439 shares have been exercised. We will not grant any additional options under the Amended and Restated Option Plan following our offering and we will amend this plan subsequent to our offering to reduce the number of shares authorized under the plan to equal the number of options then-outstanding.

As of June 30, 2004, we had options outstanding for the purchase of 4,416,568 shares of common stock and 915,394 shares of common stock were available for future grant under the 2000 Stock Incentive Plan. These options have exercise prices ranging from $0.83 to $11.91 per share and a weighted average per share exercise price of $2.86, and were held by 244 persons. Options to purchase 440,262 shares have been exercised.

As of June 30, 2004, we had options outstanding for the purchase of 478,696 shares of common stock and 119,021 shares of common stock were available for future grant under the 2000 Executive Stock Option Plan.

These options have exercise prices ranging from $0.83 to $1.80 per share and a weighted average per share exercise price of $1.56, and were held by 50 persons. Options to purchase 123,811 shares have been exercised. We will not grant any additional options under the 2000 Executive Stock Option Plan following this offering and we will amend this plan subsequent to our offering to reduce the number of shares authorize under the plan to equal the number of options then-outstanding.

Subsequent to the completion of this offering, in addition to continuing to grant options under the 2000 Stock Incentive Plan, we will grant options under our newly adopted 2004 Stock Incentive Plan.

2004 Stock Incentive Plan

Our 2004 Stock Incentive Plan will be effective upon the completion of this offering. The 2004 Stock Incentive Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees, as well as nonqualified stock options, restricted stock, stock appreciation rights, performance shares and performance units to our employees, directors and consultants. We have reserved a total of 3,607,640 shares of common stock for issuance under the 2004 Stock Incentive Plan. The maximum number of shares of stock for which options or restricted shares may be granted to any person in any calendar year is 360,764. In connection with his or her initial service to IntraLase, an employee of IntraLase will be eligible to be granted options covering up to 577,222 shares of common stock during the calendar year in which an individual commenced their initial service to IntraLase.

The 2004 Stock Incentive Plan will be administered by our board of directors, or a committee appointed by our board of directors. As of the closing of this offering the board of directors will have designated the compensation committee as the administrator of the 2004 Stock Incentive Plan. Our board of directors may amend the 2004 Stock Incentive Plan as desired without further action by our stockholders except as set forth therein, as required by applicable law and applicable NASD stockholder approval requirements and to the extent not causing any substantial effect or impairment on any rights or benefits of the holders of outstanding options. The 2004 Stock Incentive Plan will continue in effect until terminated by our board of directors or after a term of ten years from its original adoption date, whichever is earlier.

The consideration for each award under the 2004 Stock Incentive Plan will be established by the administrator, but in no event will the price for (a) incentive stock options or stock appreciation rights be less than the fair market value of a share of common stock on the date of grant, (b) nonqualified stock options granted to our named executive officers be less than the fair market value of a share of common stock on the date of issuance or grant, or (c) incentive stock options granted to optionees who own at least 10% of our outstanding common stock be less than 110% of the fair market value of a share of common stock on the date of grant. We may issue restricted shares, stock appreciation rights, performance shares and performance units at the prices and on the terms as determined by the administrator, provided that the purchase price for restricted shares purchased by our named executive officers, and the exercise price for stock appreciation rights, shall be at least the fair market value of our common stock on the date of grant. The administrator has the authority to determine the time or times at which awards become exercisable or earned or at which our repurchase rights begin to lapse, provided that options expire no later than ten years from the date of grant, and, provided further, that incentive stock options granted to optionees who own at least 10% of our outstanding common stock shall not be exercisable more than five years from the date of grant. Options are nontransferable, other than by will or by the laws of descent or distribution. Stock options must be generally be exercised within 90 days after termination of employment or status as a service provider or within one year for termination resulting from death or disability.

Generally, the exercisability of awards granted under the 2004 Stock Incentive Plan will fully accelerate upon a change in control of IntraLase unless the awards are assumed by the acquiring or successor entity or its parent or new awards are issued in exchange for the existing awards in certain circumstances. However, the administrator of the 2004 Stock Incentive Plan may provide in individual stock option agreements and stock purchase agreements other provisions regarding the acceleration of options or the vesting of restricted stock in connection with a change in control. A change in control includes, but is not limited to, the acquisition by any person or group of stock of IntraLase that represents more than 50% of our outstanding voting power, the merger of IntraLase with or into another company where our stockholders no longer own 50% or more of the total combined voting power of the surviving entity, or, in certain circumstances, the sale of substantially all of our assets, regardless of whether the options or stock purchase agreements are assumed or new options or stock purchase agreements are issued by the successor company.

As of the date of this prospectus, no awards have been made under the 2004 Stock Incentive Plan.

401(k) Plan

We adopted a 401(k) Plan covering our full-time employees effective as of December 1, 2000. Our 401(k) Plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) Plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) Plan, and so that we can deduct any contributions that we make, at the time they are made. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits us, but does not require us to make, additional matching contributions to the 401(k) Plan on behalf of all participants in the 401(k) Plan. We have not made any contributions to the 401(k) Plan to date and we do not currently have any plans to make contributions.

Executive Nonqualified Excess Benefit Plan

On April 1, 2004, our board of directors approved our Executive Nonqualified Excess Benefit Plan, a plan created to encourage a select group of our management, highly compensated employees and certain independent contractors to remain employed with us by providing them with retirement and disability benefits and their survivors with pre-retirement death benefits. Our Excess Benefit Plan is intended to qualify under Sections 201(2), 301(a)(3) and 401(a)(1) of the Internal Revenue Code so that deferrals to the Excess Benefit Plan by employees, and the investment earnings thereon, are not taxable to employees until withdrawn from the plan. Compensation deferred under the Excess Benefit Plan is placed into a trust under a trust agreement with Bankers Trust Company. Deferred amounts are potentially subject to our creditors, but may not otherwise be used by us after deferral.

In the event that the participant’s service with us is terminated for any reason other than retirement, death or disability, the participant’s vested accrued benefit will be paid to him or her; the accrued benefit shall be determined as of the commencement date of the payments. If a participant’s accrued benefit is not fully vested at his termination of employment, the participant will forfeit the portion of his or her accrued benefit that is not fully vested. In the event that a participant dies, we will pay a benefit to the participant’s beneficiary in the amount designated in the adoption agreement. In the event of a participant’s disability, the participant shall commence receiving payment of his or her vested accrued benefit, determined as of the commencement date of the payments.

The Excess Benefit Plan permits us, but does not require us, to make additional matching contributions or profit sharing contributions to the Excess Benefit Plan on behalf of all participants in the plan. We have not made any contributions or profit sharing contributions to the Excess Benefit Plan to date and we do not currently have any plans to make contributions. As of June 30, 2004, no deferrals have been made pursuant to this plan.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan will be effective upon the completion of this offering. A total of 721,528 shares of common stock have been reserved for issuance under our Employee Stock Purchase Plan. Our Employee Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, will be administered by our board of directors or by a committee appointed by the board. Employees are eligible to participate if they are customarily employed for at least 20 hours per week and have been employed for more than 30 days. Employees who own more than 5% of our outstanding stock may not participate. Our Employee Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions which may not exceed the lesser of 20% of any employee’s compensation, or $25,000 during any calendar year. In addition, no employee may purchase more than 3,608 shares of common stock on any purchase date.

Our Employee Stock Purchase Plan will be implemented by six month offering periods with purchases occurring each November 1 and May 1, provided that the first offering period will commence on the effective date of the registration statement of which this prospectus is a part. The purchase price of the common stock under our Employee Stock Purchase plan will be equal to 85% of the fair market value per share of common stock on either the start date of the offering period or on the purchase date, whichever is less. Employees may end their participation in an offering period at any time during that period, and participation ends automatically on termination of employment with us. Our board of directors may amend, modify or terminate the Employee Stock Purchase Plan at any time, provided that no amendment or termination shall affect any rights previously granted under the plan. If there is a proposed sale of all or substantially all of our assets or the merger of IntraLase with or into another company, the Employee Stock Purchase Plan will terminate, unless provision is made in writing in connection with such transaction for its continuance and for the assumption of rights granted, or for the substitution of such rights, with appropriate adjustments as to the number and kind of shares and prices. Our Employee Stock Purchase Plan will terminate on the ten year anniversary of effective date of the registration statement of which this prospectus is a part, unless sooner terminated by the board of directors.

Limitation of Liability and Indemnification Matters

On completion of this offering, our certificate of incorporation will contain provisions that eliminate the personal liability of directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law and provide that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was our director, executive officer, employee or agent or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

Sections 145 and 102(b)(7) of the Delaware General Corporation Law empower a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that these provisions shall not eliminate or limit the personal liability of a director for monetary damages:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	arising under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware General Corporation Law would permit indemnification. On completion of this offering we intend to have directors’ and officers’ liability insurance in place. We are not currently aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. Moreover, we are not currently aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

RELATED PARTY TRANSACTIONS

Other than the compensation agreements and other arrangements which are described in “Management” and the transactions described below, since January 1, 2003, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates are approved by our audit committee or a majority of the independent and disinterested members of our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Loans to Executive Officers

We received full recourse promissory notes in exchange for loans used to exercise stock options from the following executive officers on September 25, 2000 or March 8, 2002. The outstanding loan balances shown are as of June 30, 2004.

Name of Executive Officer	Date	Loan Balance Outstanding
Eric Weinberg	September 25, 2000(1)	$75,326
Tibor Juhasz	September 25, 2000(1)	36,721
Ronald M. Kurtz	September 25, 2000(1)	36,721
Randy Alexander	September 25, 2000(1)	70,304
Shelley B. Thunen	March 7, 2002(2)	85,379
G. Scott Scholler	March 7, 2002(2)	85,259
Eric Weinberg	March 8, 2002(3)	74,222
Tibor Juhasz	March 8, 2002(3)	84,826
Ronald M. Kurtz	March 8, 2002(3)	84,826
Randy Alexander	March 8, 2002(3)	171,133

(1)	These notes bear interest at a rate of 6.22% per annum. Interest accrues and is payable annually, with all remaining accrued and unpaid interest due and payable at such time as the outstanding principal amount is due. The notes are secured by all shares of our common stock held by such executive officer, and such executive officer is obligated to apply any cash proceeds received from the sale of our common stock, or from any distribution with respect to the stock, to the repayment of his or her loan obligations. The notes mature on September 25, 2005.
(2)	The terms of these notes are identical to the September 2000 notes except that these notes mature on March 7, 2007 and Ms. Thunen’s note bears interest at 6.222%.
(3)	The terms of such notes are identical to the September 2000 notes except that these notes mature on March 8, 2007.

Employment Agreements with Mr. Palmisano, Dr. Gauthier, Mr. Jepson and Mr. Harley

In April 2003, we entered into an employment agreement with Mr. Palmisano as described in “Management—Employment Agreement with Mr. Palmisano.” In May 2003, we also entered into an employment letter agreement with Dr. Gauthier, as described in “Management—Employment Agreement with Dr. Gauthier.” In July 2004, we entered into an employment letter agreement with Mr. Jepson, as described in “Management—Employment Agreement with Mr. Jepson.” In July 2004, we also entered into an employment letter agreement with Mr. Harley, as described in “Management—Employment Agreement with Mr. Harley.”

Change-in-Control Arrangements

We have entered into change in control agreements and other change in control arrangements with our executive officers as described in “Management—Change-in-Control Arrangements.”

Separation and Consulting Agreement with Mr. Alexander

In February 2003, we entered into a separation and consulting agreement with Mr. Alexander, formerly our President and Chief Executive Officer. Mr. Alexander ceased to be employed by us, but began to provide consulting services to us. The aggregate value of all periodic payments to Mr. Alexander under the separation and consulting agreement is approximately $232,000, of which approximately $68,000 was paid to Mr. Alexander in 2003.

Indemnification Agreements

Effective upon the completion of this offering, we will have entered into an indemnification agreement with each of our directors, executive officers and certain key employees. The indemnification agreement provides that the director or officer will be indemnified to the fullest extent not prohibited by law for claims arising in such person’s capacity as a director or officer. We believe that these agreements are necessary to attract and retain skilled management with experience relevant to our industry.

Registration Rights Agreement

Certain holders of our preferred stock and warrants to purchase our preferred stock, have entered into a registration rights agreement with us, as described in “Description of Capital Stock—Registration Rights.” These holders include the following entities, each of which is a holder of greater than 10% of our outstanding voting stock measured on an as-converted, pre-offering basis: Brentwood Associates IX, Domain Partners IV and DP IV Associates, Enterprise Development Fund II and EDF Ventures, L.P., InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P., Versant Venture Capital I, Versant Affiliates Fund I-A, L.P., Versant Affiliates Fund I-B, L.P. and Versant Side Fund I, L.P. General or managing partners of the Brentwood, InterWest and Versant funds also are directors serving on our board of directors. See “Board Composition.” Holders of registration rights also include Ronald Kurtz and Tibor Juhasz, who are officers of IntraLase and holders of our preferred stock.

Founders’ Agreement

In November 2002, we entered into a third amended and restated founders’ agreement with Ronald Kurtz and Tibor Juhasz, our two founders. This agreement provides that we may not terminate either founder for any reason, except upon unanimous agreement of our board of directors. In addition, the agreement provides that either founder may terminate the agreement at any time and for any reason upon thirty days notice.

PRINCIPAL AND SELLING STOCKHOLDERS

Set forth below is certain information as of June 30, 2004 regarding the beneficial ownership of our common stock by:

•	each of the selling stockholders;

•	any person (or group of affiliated persons) who was known by us to own more than 5% of our voting securities;

•	each of our directors;

•	each of our named executive officers identified in “Management—Executive Compensation”; and

•	all current directors and executive officers as a group.

Applicable percentage ownership in the following table is based on 19,169,479 shares of our common stock outstanding as of June 30, 2004, as adjusted to reflect the conversion of all our outstanding preferred stock into 16,797,103 shares of common stock and warrants to purchase preferred stock into 39,514 shares of common stock immediately upon the closing of this offering. Unless otherwise indicated, the persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

			Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owners (1)	Number of Shares Beneficially Owned (2)	Number of Shares Being Offered	Before Offering	After Offering
5% Stockholders

Brentwood Associates IX, L.P. (3)	4,706,357	—	24.55%	18.48%

Domain Partners IV and affiliated partnerships (4)	2,036,176	—	10.62%	8.00%

Enterprise Development Fund and affiliated partnerships (5)	2,463,846	—	12.85%	9.67%

InterWest Partners and affiliated partnerships (6)	3,387,376	—	17.67%	13.30%

Meritech Capital and affiliated partnerships (7)	1,544,729	—	8.06%	6.07%

Versant Ventures and affiliated partnerships (8)	2,091,386	—	10.91%	8.21%

Directors and Named Executive Officers

Robert J. Palmisano (9)	374,127	—	1.90%	1.47%

Shelley B. Thunen (10)	150,991	—	*	*

P. Bernard Haffey (11)	72,665	—	*	*

Charline Gauthier (12)	57,525	—	*	*

Eric Weinberg (13)	176,022	—	*	*

G. Scott Scholler (14)	178,803	—	*	*

Randy Alexander (15)	502,175	—	2.59%	1.95%

Ronald M. Kurtz (16)	479,167	—	2.50%	1.87%

Frank M. Fischer (17)	25,254	—	*	*

Gilbert H. Kliman, M.D. (6)	3,387,376	—	17.67%	13.30%

William J. Link, Ph.D. (3)(8)(18)	6,898,144	—	35.99%	27.08%

Mark Lortz (19)	25,254	—	*	*

Donald B. Milder (8)	2,091,386	—	10.91%	8.21%

Thomas S. Porter	7,215	—	*	*

Selling Stockholders

Regents of the University of Michigan (20)	255,742	255,742	1.33%	—

Wolverine Venture Fund (21)	80,572	80,572	*	—

All executive officers and directors as a group (16 persons) (22)	12,374,163	—	61.34%	46.74%

*	Represents beneficial ownership of less than 1%

(1)	Unless otherwise indicated, the business address of each holder is: c/o IntraLase Corp., 3 Morgan, Irvine, California, 92618.

(2)	Beneficial ownership is based on information furnished by the individuals or entities and is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of June 30, 2004 are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, to the knowledge of IntraLase, the companies and persons named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them.

(3)	Consists of 4,706,357 shares held by Brentwood Associates IX, L.P. Dr. Link, one of our directors, is a managing member of Brentwood IX Ventures LLC, the general partner of Brentwood Associates IX. In such capacity, Dr. Link may be deemed to share voting and investment power with respect to the shares held by Brentwood Associates IX. Dr. Link disclaims beneficial ownership of the shares owned by this fund, except to the extent of his proportionate pecuniary interest therein. The address for this entity is 11150 Santa Monica Blvd., Suite 1200, Los Angeles, California 90025.

(4)	Consists of 2,011,938 shares held by Domain Partners IV, L.P. and 24,238 shares held by DP IV Associates, L.P. The address for each of these entities is One Palmer Square, Princeton, New Jersey 08542.

(5)	Consists of 1,039,883 shares held by Enterprise Development Fund II, L.P., 1,423,963 shares held by EDF Ventures, L.P. The address for each of these entities is 425 North Main Street, Ann Arbor, Michigan, 48104.

(6)	Consists of 3,266,029 shares held by InterWest Partners VIII, L.P. 93,491 shares held by InterWest Investors Q VIII, L.P. and 27,856 shares held by InterWest Investors VIII, L.P. Dr. Kliman, one of our directors, is a managing director of InterWest Management Partners VIII, LLC, the general partner of InterWest Partners VIII, InterWest Investors Q VIII and InterWest Investors VIII, collectively, the InterWest Funds. In such capacity, Dr. Kliman may be deemed to share voting and investment power with respect to the shares held by the InterWest Funds. Dr. Kliman disclaims beneficial ownership of the shares owned by these funds, except to the extent of his proportionate pecuniary interest therein. The address for each of these entities is 2710 Sand Hill Road, Second Floor, Menlo Park, California 94025.

(7)	Consists of 1,494,834 shares held by Meritech Capital Partners II, L.P., 38,464 shares held by Meritech Capital Affiliates II, L.P. and 11,431 shares held by MCP Entrepreneur Partners II, L.P. The address for each of these entities is 285 Hamilton Avenue, Suite 200, Palo Alto, California 94301.

(8)	Consists of 1,924,075 shares held by Versant Venture Capital I, L.P., 41,828 shares held by Versant Affiliates Fund I-A, L.P., 87,838 shares held by Versant Affiliates Fund I-B, L.P. and 37,645 shares held by Versant Side Fund I, L.P. Each of Dr. Link and Mr. Milder, each of whom is also one of our directors, is a managing director at Versant Ventures, the general partner of Versant Venture Capital I, Versant Affiliates Fund I-A, Versant Affiliates Fund I-B and Versant Side Fund. In such capacity, each of Dr. Link and Mr. Milder, separately, may be deemed to share voting and investment power with respect to the shares held by Versant Venture Capital I, Versant Affiliates Fund I-A, Versant Affiliates Fund I-B and Versant Side Fund I. Each of Dr. Link and Mr. Milder disclaims beneficial ownership of the shares owned by these funds, except to the extent of his proportionate pecuniary interest therein. The address for each of these entities is 450 Newport Center Drive, Suite 380, Newport Beach, California 92660.

(9)	Consists of 374,127 shares issuable pursuant to options exercisable within 60 days of June 30, 2004.

(10)	Includes 94,617 shares issuable pursuant to options exercisable within 60 days of June 30, 2004.

(11)	Consists of 72,665 shares issuable pursuant to options exercisable within 60 days of June 30, 2004.

(12)	Consists of 57,525 shares issuable pursuant to options exercisable within 60 days of June 30, 2004.

(13)	Includes 33,514 shares issuable pursuant to options exercisable within 60 days of June 30, 2004.

(14)	Includes 63,316 shares issuable pursuant to options exercisable within 60 days of June 30, 2004.

(15)	Includes 255,928 shares issuable pursuant to options exercisable within 60 days of June 30, 2004.

(16)	Includes 125,405 shares issuable pursuant to options exercisable within 60 days of June 30, 2004.

(17)	Consists of 25,254 shares issuable pursuant to options exercisable within 60 days of June 30, 2004.

(18)	Consists of 100,401 shares held by Brentwood Affiliates Fund II, L.P. Dr. Link, one of our directors, is a managing member of Brentwood VIII Ventures, LLC, the general partner of Brentwood Affiliates Fund II. In such capacity, Dr. Link may be deemed to share voting and investment power with respect to the shares held by Brentwood Affiliates Fund II. Dr. Link disclaims beneficial ownership of the shares held by this fund except to the extent of his proportionate pecuniary interest therein. The address for this entity is 11150 Santa Monica Blvd., Suite 1200, Los Angeles, California 90025.

(19)	Consists of 25,254 shares issuable pursuant to options exercisable within 60 days of June 30, 2004.

(20)	L. Erik Lundberg and Timothy P. Slottow are the Chief Investment Officer and the Executive Vice President and Chief Financial Officer, respectively, of the Regents of the University of Michigan. In such capacity, each of them may be deemed to share voting and investment power with respect to the shares held by the Regents of the University of Michigan. Each of Messrs. Lundberg and Slottow disclaims beneficial ownership of the shares owned by this entity. The address for this entity is 101 N. Main St., Suite 525, Ann Arbor, Michigan 48104.

(21)	The Wolverine Venture Fund is a part of and beneficially owned by the Regents of the University of Michigan. L. Erik Lundberg and Timothy P. Slottow are the Chief Investment Officer and the Executive Vice President and Chief Financial Officer, respectively, of the Regents of the University of Michigan. In such capacity, each of them may be deemed to share voting and investment power with respect to the shares held by the Wolverine Venture Fund. Each of Messrs. Lundberg and Slottow disclaims beneficial ownership of the shares owned by this entity. The address for this entity is 101 N. Main St., Suite 525, Ann Arbor, Michigan 48104.

(22)	Includes 1,004,339 shares issuable pursuant to options exercisable within 60 days of June 30, 2004 held by Robert Palmisano, Shelley Thunen, P. Bernard Haffey, Charline Gauthier, Eric Weinberg, G. Scott Scholler, Tibor Juhasz, Ronald Kurtz, Frank Fischer and Mark Lortz. Includes 10,285,520 shares beneficially owned by entities affiliated with Gilbert Kliman, William Link and Donald Milder. Includes shares owned by the named executive officers, Frank Jepson, Kevin Harley and Tibor Juhasz, except that it does not include shares held by Randy Alexander, our former Chief Executive Officer.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, our authorized capital stock, after giving effect to the conversion of all our outstanding preferred stock into common stock and the effectiveness of our certificate of incorporation, will consist of 45,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our certificate of incorporation and bylaws, effective upon completion of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of June 30, 2004, there were 2,332,862 shares of common stock outstanding held by 66 stockholders of record. An additional 16,836,617 shares of our common stock will be issued upon the conversion of all our outstanding preferred stock immediately upon the closing of this offering including conversion of currently exercisable warrants to purchase our preferred stock. There will be 25,429,965 shares of common stock outstanding after giving effect to the conversion of all our outstanding preferred stock into common stock and the sale of the shares of our common stock in this offering. All outstanding shares of common stock are, and the common stock to be issued in this offering will be, fully paid and nonassessable.

The following summarizes the rights of holders of our common stock:

•	each holder of common stock is entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors;

•	the affirmative vote of a majority of the shares present in person or represented and voting at a duly held meeting at which a quorum is present shall be the act of the stockholders;

•	holders of common stock are not entitled to cumulate votes in the election of directors which means that the holders of a majority of the shares voted can elect all of the directors then standing for election;

•	subject to preferences that may be applicable to the holders of outstanding shares of preferred stock, if any, the holders of common stock are entitled to receive dividends when, as and if declared by our board of directors out of assets legally available for dividends;

•	upon our liquidation, dissolution or winding up, after satisfaction of all our liabilities and the payment of any liquidation preference of any outstanding preferred stock, the holders of shares of common stock will be entitled to receive on a pro rata basis all of our assets remaining for distribution;

•	there are no redemption or sinking fund provisions applicable to our common stock; and

•	there are no preemptive or conversion rights applicable to our common stock.

Preferred Stock

Effective upon closing of this offering, there will be no shares of preferred stock outstanding because all our issued and outstanding preferred stock will have been be converted into an aggregate of 16,797,103 shares of common stock immediately upon the closing of this offering. This number of shares reflects adjustments to the conversion formulas applicable to the Series D Preferred Stock and Series E Preferred Stock caused by our sales of Series F Preferred Stock and Series G Preferred Stock. However, our certificate of incorporation authorizes our board of directors, without further action by the stockholders, to create and issue one or more series of preferred stock and to fix the rights, preferences and privileges thereof. Among other rights, our board of directors may determine, without further vote or action by our stockholders:

•	the number of shares constituting the series and the distinctive designation of the series;

•	the dividend rate on the shares of the series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

•	whether the series will have voting rights in addition to the voting rights provided by law and, if so, the terms of the voting rights;

•	whether the series will have conversion privileges and, if so, the terms and conditions of conversion;

•	whether or not the shares of the series will be redeemable or exchangeable, and, if so, the dates, terms and conditions of redemption or exchange, as the case may be;

•	whether the series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of the sinking fund; and

•	the rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payment of shares of the series.

Although we presently have no plans to issue any shares of preferred stock, any future issuance of shares of preferred stock, or the issuance of rights to purchase preferred shares, may delay, defer or prevent a change of control in our company or an unsolicited acquisition proposal and make removal of management more difficult. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock. The issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of our common stock.

Warrants

On July 12, 2001, we issued seven-year warrants to purchase 31,300 shares of our Series E Preferred Stock to Silicon Valley Bank in connection with a bank credit facility which terminated on December 31, 2001. All the warrants are currently outstanding. The warrants are fully vested and immediately exercisable at the per share price of our Series E Preferred Stock, or $5.11 per share. These warrants may be exercised by means of a “cashless” exercise. The warrants provide for adjustments to the number of shares of Series E Preferred Stock issuable under the warrants equivalent to the adjustments applicable to all shares of Series E Preferred Stock in the event of any merger, consolidation, sale of all or substantially of our assets, reorganization, reclassification, stock dividends, stock splits or other changes in our capital structure or upon dilutive issuances. Upon conversion of all shares of our Series E Preferred Stock into common stock, the warrants shall thereafter be convertible into shares of common stock equal to the number of shares of common stock that would have been received if the warrants had been exercised in full and the Series E Preferred Stock received had been simultaneously converted into common stock along with all other shares of Series E Preferred Stock. As a result of a prior antidilution adjustment to the Series E Preferred Stock and our reverse stock split, the 31,300 shares of Series E Preferred Stock issuable upon conversion of the warrants are currently convertible into 27,609 shares of our common stock.

On December 31, 2002, we issued seven-year warrants to purchase 12,500 shares of our Series G Preferred Stock to Silicon Valley Bank in connection with a bank credit facility in the amount of $6.5 million, now $6.0 million, which facility may be drawn on by us until December 31, 2004. In addition, during the year ended December 31, 2003, warrants for the purchase of 4,000 additional shares of Series G Preferred Stock became issuable as advances were made to us under the credit facility. All the warrants are currently outstanding. The warrants are fully vested and immediately exercisable at the per share price of our Series G Preferred Stock, or $3.45 per share. These warrants may be exercised by means of a “cashless” exercise. The warrants provide for adjustments to the number of shares of Series G Preferred Stock issuable under the warrants equivalent to the adjustments applicable to all shares of Series G Preferred Stock in the event of any merger, consolidation, sale of all or substantially all of our assets, reorganization, reclassification, stock dividends, stock splits or other changes in our capital structure or upon dilutive issuances. Upon conversion of all shares of our Series G Preferred Stock into common stock, the warrants shall thereafter be convertible into shares of common stock equal to the number of shares of common stock that would have been received if the warrants had been exercised in full and the Series G Preferred Stock received had been simultaneously converted into common stock along with all other shares of Series G Preferred Stock. The 16,500 shares of our Series G Preferred Stock are currently convertible into 11,905 shares of our common stock.

Registration Rights

The holders of our Series A, Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock and of currently exercisable warrants to purchase our preferred stock, which will convert into an aggregate of 16,836,617 shares of our common stock immediately upon the closing of this offering, and Enterprise Development Fund, as holder of 25,549 shares of our common stock issued upon conversion of a stock purchase warrant, have the right to require us to register their shares with the Securities and Exchange Commission, or to include their shares in any registration statement we file, so that the shares may be publicly resold.

Demand Registration Rights

At any time after the earlier of six months after the completion of an offering which results in gross offering proceeds to IntraLase of at least $20 million, the holders of at least 51% of the shares that have registration rights have the right to demand on one occasion that we file a registration statement on a form other than Form S-3 so that they can publicly sell their shares, as long as the aggregate market value of the shares to be sold pursuant to the registration statement equals or exceeds $5,000,000. If our offering does not result in the gross offering proceeds and per share price noted above, then, until such thresholds are met in a subsequent public offering, the holders described above can demand on one additional occasion that we file a registration statement on a form other than Form S-3.

If we are eligible to file a registration statement on Form S-3 with the Securities and Exchange Commission, holders of at least:

•	20% of the shares issuable upon conversion of all shares that have registration rights, voting together; or

•	20% of the shares issuable upon conversion of the Series G Preferred Stock,

have the right to demand on two separate occasions in any twelve month period that we file a registration statement on Form S-3, as long as the aggregate market value of the shares to be sold under the registration statement exceeds $1,000,000.

Piggyback Registration Rights

If we register any shares of our capital stock for public sale, holders of our preferred stock, Enterprise Development Fund, with respect to the 25,549 shares of common stock issued to it upon exercise of its warrant, and Escalon Medical Corp, with respect to 252,535 shares of common stock held by it, will have the right to include their shares in the registration. The underwriters of any underwritten public offering will have the right to limit the number of shares to be included in the registration. The holders of piggyback registration rights have agreed to waive those rights in connection with this offering.

Postponement of Registration

We may postpone the filing of a registration statement in response to the exercise of any of these rights on a limited basis if we determine that the filing would be significantly detrimental to us or our stockholders.

Expenses of Registration

We will pay all expenses relating to any demand or piggyback registration except for underwriting discounts and commissions, and the expenses and fees of more than one counsel for the holders of registration rights. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to very limited exceptions.

Indemnification

We are generally required to indemnify the holders participating in an offering against civil liabilities resulting from any registration under these provisions.

Termination of Registration Rights

The Form S-3 and piggyback registration rights described above will terminate seven years after this offering is completed.

Options

As of June 30, 2004, options to purchase a total of 5,425,932 shares of our common stock were outstanding with a weighted average exercise price of $2.56 per share. Since June 30, 2004, we have granted options to purchase an additional 291,390 shares of our common stock at an exercise price of $12.73 per share, we have issued an additional 11,288 shares of our common stock upon exercise of outstanding options and outstanding options to purchase 45,195 shares of our common stock have been cancelled. Each of the foregoing events occurred on or prior to September 3, 2004. These options typically vest annually over a four-year period. Certain options granted pursuant to our 2000 Executive Stock Option Plan vest in accordance with specified performance goals or objectives, as specified in individual option agreements. All outstanding options provide for antidilution adjustments in the event of reorganizations, recapitalizations, stock dividends, stock splits or other changes in our capital structure. For a discussion of the vesting provisions applicable to our stock options, see “Management—Stock Option Plans.”

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Application of Interested Director Provisions of Delaware Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either:

•	prior to the date at which the person becomes an interested stockholder, the board of directors approves such transaction or business combination;

•	the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction; or

•	the business combination is approved by the board of directors and by the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent).

For purposes of Section 203, “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder.

In addition, certain provisions of our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions include the following:

Advance Notice Procedures for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders. However, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days from the time contemplated at the time of the previous year’s proxy statement, then a proposal shall be received no later than the close of business on the tenth day following the date on which notice of the date of the meeting was mailed or a public announcement was made, whichever first occurs. The bylaws also include a similar requirement for making nominations at special meetings and specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

Creation of Authorized But Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. If we issue such shares without stockholder approval and in violation of limitations imposed by the Nasdaq National Market or any stock exchange on which our stock may then be trading, our stock could be delisted.

Board of Directors Vacancies. Our bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution of a majority of the incumbent directors or a majority of the stockholders that are present at an annual meeting. These provisions may deter a stockholder from increasing the size of our board and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Staggered Board. Our certificate of incorporation and bylaws to be in effect upon completion of this offering provide that our board is classified into three classes of directors. The existence of a staggered board could delay a successful tender offeror from obtaining majority control of our board, and the prospect of such delay may deter a potential offeror.

Stockholder Action; Special Meeting of Stockholders. Our certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at duly called annual or special meetings of our stockholders. Our bylaws further provide that special meetings of our stockholders may be called only by the President, Chief Executive Officer or Chairman of the board of directors or a majority of the board of directors.

Transfer Agent and Registrar

American Stock Transfer & Trust Company has been appointed as the transfer agent and registrar for our common stock. Its phone number is 212-936-5100.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and adversely affect our ability to raise additional capital in the capital markets at a time and price favorable to us. As of June 30, 2004, there were 66 holders of our common stock.

Based on shares outstanding as of June 30, 2004, upon completion of this offering, assuming no exercise of outstanding options or warrants, and the conversion of all our outstanding preferred stock, we will have 25,429,965 shares of common stock outstanding (26,425,412 shares if the underwriters’ over-allotment option is exercised in full). Of these shares, all of the shares of common stock sold in this offering, plus any shares sold as a result of the underwriter’s exercise of the over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by affiliates of IntraLase, as that term is defined in Rule 144 under the Securities Act.

The remaining 18,804,939 shares of common stock held by existing stockholders are “restricted securities” under the Securities Act or are subject to “lock-up” agreements. Of this amount,18,693,728 shares will be eligible for resale pursuant to Rule 144 as of 90 days after the date of this prospectus, and 18,248,539 shares will be subject to “lock-up” agreements as described below. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144, Rule 144(k) or Rule 701 under the Securities Act.

Registration Rights

Upon completion of this offering, holders of 17,030,881 shares of our common stock will be entitled to certain rights with respect to the registration of their shares under the Securities Act. See “Description of Capital Stock – Registration Rights.” Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration. All of these stockholders have agreed not to exercise their registration rights for at least 180 days following this offering.

Lock-Up Agreements

We, our directors and executive officers and substantially all of our existing stockholders and option holders have agreed with the underwriters that, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer, establish a put equivalent position or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock beneficially owned by them, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. The lock-up shall not apply to up to 20% of the shares issuable upon exercise of vested but unexercised stock options held by persons that are neither directors nor officers of IntraLase. Upon the expiration of the lock-up agreements, approximately 18,741,340 shares of common stock held by such stockholders will be eligible for resale immediately pursuant to Rule 144. The lock-up may be extended in certain circumstances if we issue a press release covering our results of operations during the last 17 days of the lock-up period or if, prior to the expiration of the lock-up period, we announce that we will issue our results of operations during the 16-day period beginning on the last day of the lock-up period.

Rule 144

Under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including persons who may be deemed our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding (equal to approximately 254,413 shares upon completion of this offering), assuming no exercise of the underwriters’ over-allotment option; or

•	the average weekly trading volume of the common stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, and notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not and is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless subject to the contractual lock-up restrictions above or otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

3,158,016 shares of our common stock will qualify for resale under Rule 144(k) beginning on the date of this prospectus; however, such shares will be subject to the lock-up agreements and market stand-off provisions described above. 3,194,815 shares will qualify for resale under Rule 144(k) within 180 days after the date of this prospectus.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of June 30, 2004, 1,293,966 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. All of these shares, however, are subject to lock-up agreements or market stand-off provisions as discussed above. As a result, these shares will only become eligible for sale at the earlier of the expiration of the 180 day lockup period or upon obtaining the prior written consent of Banc of America Securities LLC to release all or any portion of the shares subject to lockup agreements to which Banc of America Securities LLC is a party.

Stock Options

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register 10,804,333 shares of common stock issuable under the Amended and Restated Stock Option Plan, the 2000 Stock Incentive Plan, the 2000 Executive Option Plan, the 2004 Stock Incentive Plan and our Employee Stock Purchase Plan which is all the shares issuable pursuant to such plans.

Such registration statement will become effective immediately upon filing, and shares covered by those registration statements will thereupon be eligible for sale in the public markets, subject to any lock-up agreements and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock option plans, see “Management—Stock Option Plans” and “Description of Capital Stock—Options.”

Warrants

All of our outstanding warrants are fully vested and the 39,514 shares of common stock issuable upon exercise of the warrants will be eligible for sale in the public markets, subject to any lock up agreements applicable thereto and Rule 144 limitations.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary discusses certain material U.S. federal income tax consequences of the purchase, ownership, and disposition of our common stock. This summary applies to you if you are a Non-U.S. Holder, as this term is defined below. This summary deals only with common stock held as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, the Code, and is applicable only to initial purchasers of common stock who purchase common stock in this offering. Additionally, this summary does not address specific tax consequences that may be relevant to you if you are a holder subject to special tax treatment, and does not address alternative minimum tax consequences, if any, or any state, local, or foreign tax consequences.

This summary is based upon the provisions of the Code and U.S. Treasury regulations, rulings and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect.

If you are considering the purchase of common stock, you should consult your own tax advisors regarding the U.S. federal income tax consequences to you of the purchase, ownership, and disposition of common stock, as well as any consequences arising under the laws of any other taxing jurisdiction.

For purposes of this summary, you are a Non-U.S. Holder if you are a holder of common stock who is not a United States person. A United States person is (i) a citizen or resident alien individual of the United States, as determined for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) if it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership holds common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common stock, you should consult your tax advisor regarding the U.S. federal income tax consequences to you of the purchase, ownership, and disposition of common stock.

Dividends

We do not anticipate that we will pay dividends on the common stock. In the event that we do pay dividends, such dividends generally will be subject to withholding of U.S. federal income tax at a 30% rate of the gross amount of the dividends, or at a lower rate provided by an applicable income tax treaty. If you are engaged in a trade or business in the United States and such dividends are effectively connected with your conduct of that trade or business or, if an income tax treaty applies, are attributable to your U.S. permanent establishment, you will be exempt from the 30% withholding tax, provided that you satisfy applicable certification requirements. You will, however, be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if you were a United States person within the meaning of the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30%, or a lower rate provided by an applicable income tax treaty, of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service, or IRS.

Sale or Other Disposition

Any gain that you realize upon the sale or other disposition of a share of common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, or, if an income tax treaty applies, is attributable to your U.S. permanent establishment;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period during which you have held common stock.

We believe we are not, and do not anticipate becoming, a United States real property holding corporation. If we were to become a United States real property holding corporation, gain realized by a Non-U.S. Holder that did not directly or indirectly own more than 5% of our common stock would not be subject to U.S. federal income tax as a result of our status as a United States real property holding corporation as long as our common stock was regularly traded on an established securities market.

If you are a Non-U.S. Holder whose gain is described in the first bullet point above, you will be subject to U.S. federal income tax on the net gain derived from the sale at the applicable graduated rate(s). If you are a corporate Non-U.S. Holder whose gain is described in the first bullet point above, you may also be subject to the branch profits tax described above at a 30% rate or a lower rate provided by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S.-source capital losses, even though you are not considered to be a resident of the United States.

U.S. Federal Estate Tax

If you are an individual Non-U.S. Holder, common stock that you hold at the time of death will be included in your gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends paid to you and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will be subject to backup withholding on dividends paid to you unless applicable certification requirements are met.

Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of common stock within the United States or conducted through U.S.-related financial intermediaries unless you certify under penalties of perjury that you are a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that you are a United States person) or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax, provided that you furnish the required information to the IRS in a timely manner.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Wachovia Capital Markets, LLC, First Albany Capital Inc. and ThinkEquity Partners LLC are the representatives of the underwriters. We and the selling stockholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC	3,644,672
Wachovia Capital Markets, LLC	1,325,563
First Albany Capital Inc.	927,184
ThinkEquity Partners LLC	728,895
B. Riley & Co., Inc.	10,000

Total	6,636,314

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling stockholders.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $0.55 per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $0.10 per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Over-Allotment Option

We have granted the underwriters an over-allotment option to buy up to 995,447 additional shares of our common stock from us at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

Discount and Commissions

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling stockholders. We have agreed to reimburse the selling stockholders for discounts and commissions to underwriters payable by them. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Us		Paid by the Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$0.91	$0.91	$0.91	$0.91

Total	$5,733,000	$6,638,857	$306,046	$306,046

We estimate that the expenses of the offering, not including underwriting discounts and commissions, to be paid by us will be approximately $1,420,000.

Listing

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “ILSE”.

Stabilization

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the commission and selling concession on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

Discretionary Accounts

The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of five percent of the shares being offered.

IPO Pricing

Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated between us and the representatives of the underwriters. Among the factors considered in these negotiations were:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.

Lock-up Agreements

We, our directors and executive officers and substantially all of our existing stockholders and option holders have agreed with the underwriters that, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer, establish a put equivalent position or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock beneficially owned by them, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. The lock-up shall not apply to up to 20% of the shares issuable upon exercise of vested but unexercised stock options held by persons that are neither directors nor officers of IntraLase. In addition, during this 180 day period, we have also agreed not to file any registration statement for, and each of our directors, executive officers and substantially all of our existing stockholders have agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC. The lock-up may be extended in certain circumstances if we issue a press release covering our results of operations during the last 17 days of the lock-up period or if, prior to the expiration of the lock-up period, we announce that we will issue our results of operations during the 16-day period beginning on the last day of the lock-up period.

Directed Share Program

At our request, the underwriters have reserved for sale to our directors, officers, employees and consultants, to persons having business relationships with us, and to friends and family members of certain of our officers, at the initial public offering price, up to five percent of the shares being offered by this prospectus. The sale of the reserved shares to these purchasers will be made by Banc of America Securities LLC. The purchasers of these shares will not be subject to a lock-up except to the extent the purchasers are subject to a lock-up agreement with the underwriters as described above. We do not know if these persons will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

Indemnification

We and the selling stockholders will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

Online Offerings

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by underwriters to securities dealers who resell shares to online brokerage account holders.

Conflicts/Affiliates

The underwriters and their affiliates may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates and the selling stockholders for which services they may in the future receive, customary fees.

Notice to Canadian Residents

Resale Restriction

The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation, the purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text set forth above under the heading “Resale Restrictions”.

Right of Action (Ontario Purchasers)

The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein, are located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon IntraLase or such persons. All or a substantial portion of our assets and the assets of such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or persons outside of Canada.

Notice to British Columbia Residents

A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

Certain Selling Restrictions in the European Union

We have not authorized the shares of our common stock to be offered to the public in the United Kingdom, within the meaning of the Public Offers of Securities Regulations 1995, as amended, and this prospectus may not be passed on to any person in the United Kingdom unless that person is of a kind described in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 or is a person to whom the document may otherwise lawfully be issued or passed to. This prospectus is only directed at persons having professional experience in matters relating to investments and the offering described in this prospectus is only available to such persons and only such persons will be permitted to participate in the offering. Persons who do not have professional experience in matters relating to investments should not rely on this prospectus. All applicable provisions of the Financial Service and Markets Act 2000, as amended, must be complied with in respect of anything done in relation to the common stock in, from or otherwise involving the United Kingdom.

The shares of our common stock may be offered and sold in the Federal Republic of Germany only in accordance with the provisions of the Securities Selling Prospectus Act of the Federal Republic of Germany (Wertpapier-Verkaufsprospektgesetz). Consequently, in Germany, the common stock will only be available to persons who on a professional or commercial basis purchase securities themselves for their own account or for the account of a third-party.

The shares of our common stock have not been offered or sold and may not be offered, sold or delivered directly or indirectly in Denmark, unless in compliance with the Danish Executive Order No. 166 of 13 March 2003 in the First Public Offer of Certain Securities, issued pursuant to the Danish Act on Trading in Securities.

The shares of our common stock have not been offered or sold, and will not be offered or sold, directly or indirectly, in Italy other than to professional investors as defined in Article 31, paragraph 2, of Regulation No. 11522 approved by CONSOB on July 1, 1998 (“Professional Investors”), and in compliance with the forms and procedures provided therein. Under no circumstances should this prospectus or any other offering material circulate among or be distributed in Italy to any member of the general public in Italy or to individuals or entities falling outside the category of Professional Investors. Any offer or sale of the common stock or any distribution of this prospectus or any other offering material or any rendering of advice in respect of an investment in the common stock in Italy must be conducted either by registered securities dealing firms (Societá di Intermediazione Mobiliare) or by authorized intermediaries, as described in legislative decree No. 58 of February 24, 1998.

This prospectus has not been and will not be registered with the Swedish Financial Supervisory Authority. Accordingly, this prospectus may not be made available, nor may the common stock otherwise be marketed and offered for sale, in Sweden other than in circumstances that are deemed not to be an offer to the public under the Financial Instruments Trading Act (1991:980).

The shares of our common stock may be offered in Switzerland only on the basis of a private placement, not as a public offering. Our common stock will neither be listed on the SWX Swiss Exchange nor is it subject to Swiss law. This prospectus therefore does not constitute a prospectus within the meaning of Article 1156 of the Swiss Federal Code of Obligations or Articles 32 et seq of the listing Rules of the SWX Swiss Exchange.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. The validity of the securities will be passed upon for the representatives of the underwriters by Shearman & Sterling LLP, Menlo Park, California. A current individual shareholder of Stradling Yocca Carlson & Rauth beneficially owns an aggregate of 5,412 shares of our common stock.

EXPERTS

The financial statements as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003 included in this prospectus and the related financial statement schedule included elsewhere in this registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in this prospectus, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with the Securities and Exchange Commission with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement or the exhibits and schedules filed therewith. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.

You can read our Securities and Exchange Commission filings, including the registration statement, over the internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W. Washington, DC 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our Securities and Exchange Commission filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the Securities Exchange Commission’s public reference rooms and the website of the Securities Exchange Commission referred to above. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a web site at www.intralase.com. Upon completion of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act with the Securities Exchange Commission free of charge at our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities Exchange Commission. The reference to our web site does not constitute incorporation by reference of the information contained in our web site.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

IntraLase Corp.

We have audited the accompanying balance sheets of IntraLase Corp. (the “Company”) as of December 31, 2002 and 2003, and the related statements of operations, stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of IntraLase Corp. at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/    Deloitte & Touche LLP

Costa Mesa, California

March 29, 2004, except Note 12, which is as of July 12, 2004

INTRALASE CORP.

BALANCE SHEETS

DECEMBER 31, 2002 AND 2003

Assets	2002	2003
Current assets:
Cash and cash equivalents	$24,021,305	$8,903,715
Marketable securities	1,986,584	2,989,165
Accounts receivable—Net of allowance for doubtful accounts of $141,753 (2002) and $118,780 (2003)	618,957	4,213,288
Grants receivable	100,000
Inventories, Net	6,505,748	6,266,973
Prepaid expenses and other current assets	693,963	663,914

Total current assets	33,926,557	23,037,055

Property, plant and equipment—Net	3,101,942	3,354,140
Equipment under operating leases—Net of accumulated depreciation of $360,502 (2003)		3,268,912
Other assets	272,860	296,776

Total	$37,301,359	$29,956,883

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,142,473	$3,424,223
Accrued expenses	2,790,504	2,957,215
Deferred revenues		1,505,793
Current portion of long-term debt	271,918	358,332

Total current liabilities	4,204,895	8,245,563

Accrued expenses—Long-term	74,431	13,295
Long-term debt—Net of current portion	192,498	448,193

Total liabilities	4,471,824	8,707,051
COMMITMENTS AND CONTINGENCIES (Notes 8 and 10)
REDEEMABLE CONVERTIBLE PREFERRED STOCK;
$0.01 par value; 22,376,981 shares authorized; shares issued and outstanding; 22,191,333 in 2002 and 2003;
liquidation value: $73,460,000 in 2002 and 2003	73,200,895	73,260,687
STOCKHOLDERS’ DEFICIT:
Common stock, $0.01 par value—25,995,008 shares authorized; 2,207,790 (2002) and 2,232,938 (2003) shares issued and outstanding	22,078	22,329
Additional paid-in capital	1,941,701	2,357,480
Deferred stock-based compensation	(305,859)	(377,286)
Receivable from sale of stock to officers and employees	(855,043)	(855,043)
Accumulated deficit	(41,174,237)	(53,158,335)

Total stockholders’ deficit	(40,371,360)	(52,010,855)

Total	$37,301,359	$29,956,883

See accompanying notes to financial statements.

INTRALASE CORP.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	2001	2002	2003
Revenues:
Product revenues	$1,325,965	$18,002,463	$25,429,464
Research contracts	444,881	100,000

Total revenues	1,770,846	18,102,463	25,429,464
Costs of goods sold(1)	1,716,028	13,307,070	17,070,126

Gross margin	54,818	4,795,393	8,359,338

Operating expenses:
Research and development(1)	9,893,984	9,011,281	9,117,013
Selling, general and administrative(1)	6,239,491	7,971,353	11,213,055

Total operating expenses	16,133,475	16,982,634	20,330,068

Loss from operations	(16,078,657)	(12,187,241)	(11,970,730)
Interest and other income (expense), Net
Interest expense	(43,570)	(105,120)	(180,211)
Interest income	405,847	392,137	232,858
Other income (expense)	(16,710)	11,507	16,437

Total interest and other income, Net	345,567	298,524	69,084
Loss before provision for income taxes	(15,733,090)	(11,888,717)	(11,901,646)
Provision for income taxes	800	23,550	22,660

Net loss	(15,733,890)	(11,912,267)	(11,924,306)
Accretion of preferred stock	(40,347)	(56,659)	(59,792)

Net loss applicable to common stockholders	$(15,774,237)	$(11,968,926)	$(11,984,098)

Net loss applicable to common stockholders—basic and diluted	$(11.17)	$(6.82)	$(5.66)

Weighted average shares outstanding—basic and diluted	1,412,412	1,755,873	2,118,898

Pro forma net loss per share— basic and diluted (unaudited)			$(0.63)

Pro forma weighted average shares outstanding—basic and diluted (unaudited)			18,916,001

(1) Amounts include stock-based compensation expenses, as follows:

Costs of goods sold	$8,257	$12,393	$8,597
Research and development	33,456	183,693	159,583
Selling, general and administrative	2,276	75,546	138,983

Total stock-based compensation expenses	$43,989	$271,632	$307,163

See accompanying notes to financial statements

INTRALASE CORP.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

			Additional Paid-In Capital	Deferred Stock-Based Compensation	Receivable from Sale of Stock	Accumulated Deficit	Net Stockholders’ Deficit
	Common Stock
	Shares	Amount
BALANCE—January 1, 2001	1,486,403	$14,864	$455,933	$(39,686)	$(275,325)	$(13,431,074)	$(13,275,288)
Stock option exercises	63,709	637	53,890				54,527
Stock option grants			97,920	(97,920)
Stock-based compensation				43,989			43,989
Issuance of warrant			109,247				109,247
Repurchase of shares	(22,546)	(225)	(24,773)		24,998
Accretion to redemption value						(40,347)	(40,347)
Net loss						(15,733,890)	(15,733,890)

BALANCE—December 31, 2001	1,527,566	15,276	692,217	(93,617)	(250,327)	(29,205,311)	(28,841,762)
Stock option exercises	680,224	6,802	732,203		(604,716)		134,289
Stock option grants			483,874	(483,874)
Stock-based compensation				271,632			271,632
Issuance of warrant			33,407				33,407
Accretion to redemption value						(56,659)	(56,659)
Net loss						(11,912,267)	(11,912,267)

BALANCE—December 31, 2002	2,207,790	22,078	1,941,701	(305,859)	(855,043)	(41,174,237)	(40,371,360)
Stock option exercises	25,148	251	37,189				37,440
Stock option grants			378,590	(378,590)
Stock-based compensation				307,163			307,163
Accretion to redemption value						(59,792)	(59,792)
Net loss						(11,924,306)	(11,924,306)

BALANCE—December 31, 2003	2,232,938	$22,329	$2,357,480	$(377,286)	$(855,043)	$(53,158,335)	$(52,010,855)

See accompanying notes to financial statements.

INTRALASE CORP.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	2001	2002	2003
Cash flows from operating activities:
Net loss	$(15,733,890)	$(11,912,267)	$(11,924,306)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	1,012,709	1,490,490	1,909,837
Loss on disposition of property, plant and equipment	298,798	119,675	23,707
Provision for bad debt expense	6,620	135,814	132,973
Amortization of debt discount	15,173	36,420	91,062
Stock-based compensation	43,989	271,632	307,163
Changes in operating assets and liabilities:
Accounts receivable	(578,485)	(182,906)	(3,727,304)
Grants receivable	944,635	(100,000)	100,000
Prepaid expenses and other current assets	(147,010)	(385,306)	30,049
Inventories	(4,515,231)	(927,512)	238,775
Other assets	71,101	(16,760)	(23,916)
Accounts payable	802,723	(287,252)	2,281,750
Accrued expenses	1,558,954	490,124	105,575
Deferred revenues			1,505,793

Net cash used in operating activities	(16,219,914)	(11,267,848)	(8,948,842)

Cash flows from investing activities:
Purchase of property, plant and equipment	(2,961,783)	(1,628,231)	(1,834,556)
Proceeds from sale of equipment		3,753	9,316
Purchase of equipment under operating leases			(3,629,414)
Purchase of marketable securities		(21,907,453)	(3,488,946)
Proceeds from maturities of marketable securities		19,920,869	2,486,365

Net cash used in investing activities	(2,961,783)	(3,611,062)	(6,457,235)

Cash flows from financing activities:
Net proceeds from issuance of preferred stock	9,946,604	29,875,907
Proceeds from the exercise of stock options	54,527	134,289	37,440
Proceeds from issuance of long-term debt	997,441		1,074,994
Payments on long-term debt	(129,134)	(312,830)	(823,947)

Net cash provided by financing activities	10,869,438	29,697,366	288,487

INTRALASE CORP.

STATEMENTS OF CASH FLOWS (Continued)

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	2001	2002	2003
Net (decrease) increase in cash and cash equivalents	$(8,312,259)	$14,818,456	$(15,117,590)
Cash and cash equivalents—beginning of year	17,515,108	9,202,849	24,021,305

Cash and cash equivalents—end of year	$9,202,849	$24,021,305	$8,903,715

Supplemental disclosures of cash flow information—cash paid during the year for:
Interest	$(28,397)	$64,517	$51,576

Income taxes	$800	$800	$800

SUPPLEMENTAL DISCLOSURES OF NONCASH TRANSACTIONS:

In 2001, 22,546 shares of restricted common stock that were originally issued by granting a loan to an employee were repurchased due to the termination of the employee, resulting in a reduction in the receivable from sale of stock of $24,998. In 2002, the Company financed the exercise price of 544,748 options by granting an aggregate of full recourse loans in the amount of $604,716 to certain employees.

In 2001, 2002 and 2003, the Company recorded accretion of $40,347, $56,659 and $59,792, respectively, to the redemption value of redeemable convertible preferred stock.

In 2001 and 2002, in connection with a debt financing, the Company recorded the fair value associated with the issuance of a stock warrant of $109,247 and $33,407, respectively, as a reduction in the carrying value of the related debt.

See accompanying notes to financial statements.

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2001, 2002 and 2003

1.	Organization and Summary of Significant Accounting Policies

IntraLase Corp. (the “Company”) was incorporated on September 29, 1997 for the purpose of developing, marketing and selling surgical lasers for vision correction in physicians’ offices and eye centers in domestic and international markets.

Basis of Presentation—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents. The Company’s cash equivalents consist principally of uninsured money market securities.

Marketable Securities—The Company accounts for investments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Investments, consisting of short-term commercial paper, have been classified as held-to-maturity and are reported at amortized cost, which approximates fair value, in the accompanying balance sheets.

Concentration of Credit Risks—The Company is subject to concentration of credit risk, primarily from its cash and cash equivalents. At December 31, 2003, the Company managed credit risk through the purchase of investment-grade securities (A1/P1 for money market instruments, A or better for debt) with diversification among issues and maturities. The Company maintains its cash and cash equivalents with two major financial institutions in the United States.

The Company’s customer base is concentrated in the surgical vision correction market. No single customer represents greater than 10 percent of revenues during the years ended December 31, 2002 and 2003. During the year ended December 31, 2001, the Company’s product revenues were derived from two customers. The Company is exposed to risks associated with extending credit to its customers, primarily related to the sale of per procedure disposable patient interfaces. Management believes that credit risks on trade accounts receivable are moderated by the geographical diversity of the Company’s customers. The Company performs on going credit evaluations of its customers’ financial condition and to date, credit losses have been within management’s expectations.

Inventories—Inventories, consisting principally of raw materials, work-in-process and completed units, are carried at the lower of cost or market. Cost is determined using standard costing, which approximates the first-in, first-out method.

Property, Plant and Equipment—The Company’s property, plant and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets as follows:

Office equipment	5 years
Furniture and fixtures	5 years
Computer equipment and software	3 years
Production equipment	2 to 5 years
Research and development equipment	2 years
Exhibits and displays	2 years

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2001, 2002 and 2003

Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the lease term. Maintenance and repairs are charged to operations when incurred.

Long-Lived Assets—On January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which superseded previous guidance on financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. Upon adoption of SFAS No. 144, the Company reviewed its long-lived assets and determined that no impairment existed. However, future impairment reviews may result in charges against earnings to write-down the value of long-lived assets.

The Company assesses potential impairments of its long-lived assets whenever events or changes in circumstances indicate that the asset’s carrying value may not be recoverable. An impairment loss would be recognized when the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group).

Fair Value of Financial Instruments—SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. Financial instruments are generally defined by SFAS No. 107 as cash, evidence of ownership interest in an entity, or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. At December 31, 2003, management believes that the carrying amounts of cash, short-term investments, receivables and payables approximate fair value because of the short maturity of these financial instruments. The fair value of the Company’s debt approximates its carrying value based on interest rates currently available to the Company.

Accrued Warranty—The Company provides a limited warranty ranging from one to three years against manufacturer’s defects on its lasers sold or leased to customers. The Company’s standard warranties require the Company to repair or replace, at the Company’s discretion, defective parts during such warranty period. In addition, the Company charges customers an annual maintenance fee for routine and periodic maintenance, which constitutes the majority of the Company’s activities related to direct customer support. Commencing in 2003 and in conjunction with establishing an annual maintenance program, the Company deferred the fair value of the maintenance agreement and amortized the deferred maintenance amount over the twelve month warranty/service period, as the services and component parts associated with the one year warranty are essentially equivalent to the routine maintenance provided by the Company under its maintenance agreements. The Company accrues for its product warranty liabilities based on estimates of costs not covered by the maintenance revenues, calculated using estimates of future uncovered costs, based on historical repair information for uncovered costs. Warranty expense activity for the years ended December 31, were as follows:

	2002	2003
Balance—January 1	$15,307	$269,840
Warranty claims and expenses	(91,395)	(220,635)
Provisions for warranty expense	345,928	35,762

Balance—December 31	$269,840	$84,967

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2001, 2002 and 2003

Revenue Recognition—In the normal course of business, the Company generates revenue through the sale and rental of lasers, the sale of per procedure disposable patient interfaces and maintenance services. Revenue related to sales of the Company’s products and services is recognized as follows:

Laser revenues: Revenues from the sale or lease of lasers are recognized at the time of sale or at the inception of the lease, as appropriate. For laser sales that require the Company to install the product at the customer location, revenue is recognized when the equipment has been delivered, installed and accepted at the customer location. For laser sales to a distributor whereby installation is the responsibility of the distributor, revenue is recognized when the laser is shipped and title has transferred to the distributor. The Company does not allow customers, including distributors, to return any products. Revenues from lasers under operating leases are recognized as earned over the lease term, which is generally on a straight-line basis over 36 to 39 months.

Maintenance revenues: Maintenance revenues are derived primarily from maintenance contracts which the Company began selling in 2003, on the Company’s laser systems sold to customers. Prepaid maintenance expenses are deferred and recognized on a straight line basis over the term of the contracts, generally 12 months. A substantial portion of the Company’s products are sold with a one year maintenance agreement for which the Company defers an amount equal to its fair value. To the extent the Company determines revenues associated with a specific maintenance contract are not sufficient to recover the estimated costs to provide such maintenance services, the Company accrues for such excess costs upon identification of the associated embedded loss. To date, these embedded losses have been insignificant.

Per Procedure Disposable Patient Interface revenues: Per procedure disposable patient interface revenue is recognized upon shipment to the customer and when the title has passed in accordance with sales terms. The Company does not allow customers to return product.

Revenue Recognition under Bundled Arrangements: The Company sells most of its products and services under bundled contract arrangements, which contain multiple deliverable elements. These contractual arrangements typically include the laser and maintenance for which the customer pays a single negotiated price for all elements with separate prices listed in the multiple element customer contracts. Such separate prices may not always be representative of the fair values of those elements, because the prices of the different components of the arrangement may be modified through customer negotiations, although the aggregate consideration may remain the same. Revenues under bundled arrangements are allocated based upon the residual method in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. The Company’s revenue allocation to the deliverables begins by allocating revenues to the maintenance service, and second by allocating revenue to the laser. There is reliable third-party and entity-specific evidence of the fair value of the maintenance service, and the residual method is used to allocate the arrangement consideration to the delivered item (the laser). Fair value evidence consists of amounts charged for annual renewals of maintenance agreements by the Company, which are required for the customer to continue using the laser, prices the Company’s third party distributors charge their customers and amounts charged for maintenance by excimer laser manufacturers, for which maintenance may be different than the maintenance on the Company’s lasers.

Research Contracts: Revenue related to collaborative research contracts with the Company’s corporate and governmental collaborators is recognized as research services are performed over the related funding periods for each agreement. Under these agreements, the Company is required to perform research and development activities as agreed or specified in each agreement. The payments received under research collaboration contracts are not refundable, even if the research effort is not successful. Payments received in advance of the services provided are deferred and recognized as revenue over the future performance

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2001, 2002 and 2003

periods. Based on the nature of these revenues, there are no associated direct costs of sales. Costs associated with these revenues are included in research and development expenses.

Revenues from product sales are as follows for the year ended December 31:

	2001	2002	2003
Laser revenues	$1,312,000	$14,296,738	$14,777,010
Per procedure disposable patient interface revenues	10,385	3,354,242	9,115,731
Maintenance revenues	3,580	351,483	1,536,723

	$1,325,965	$18,002,463	$25,429,464

Major Customers—In 2001 and 2002, surgeons generally rented laser equipment and purchased supplies and services through a multiyear fee-per-procedure contract primarily through an independent third-party financing company, De Lage Landen Financial Services (“DLL”). As a result, revenues generated from products sold to DLL accounted for 88%, and 69% in 2001 and 2002, respectively. In 2001, Irvine Vision Institute also accounted for 12% of revenues. The Company’s largest customer accounted for approximately 9% of total revenues for the year ended December 31, 2003.

Research and Development—Research and development expenses consist of costs incurred for proprietary and collaborative research and development. Research and development costs are charged to operations as incurred. The cost of equipment used in research and development activities, which has alternative uses, is capitalized and depreciated over the estimated useful lives of the equipment.

Software Development Costs—The Company’s lasers incorporate software which is incidental to the laser as a whole. Software development costs incurred prior to the establishment of technological feasibility are included in research and development expenses. The Company defines establishment of technological feasibility as the completion of a final working model approved by the U.S. Food and Drug Administration, at which time the product can be sold to third parties. Therefore, all software development costs have been expensed.

Advertising Costs—Advertising costs are expensed as incurred and are included in selling, general and administrative expense. Total advertising and promotional expenses were approximately $5,000, $186,433 and $37,508 for the years ended December 31, 2001, 2002 and 2003, respectively.

Stock-Based Compensation—The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. The Company accounts for stock-based awards to nonemployees using the fair value method in accordance with SFAS No. 123, Accounting for Stock-Based Compensation.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods for voluntary transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation (“the fair value method”). SFAS No. 148 also requires disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income (loss) in annual financial statements. The Company is required to follow the prescribed disclosure format and has provided the additional disclosures required by SFAS No. 148 for the years ended December 31, 2001, 2002 and 2003 below.

SFAS No. 123 requires the disclosure of pro forma net income (loss) had the Company adopted the fair value method in accounting for employee stock-based awards. Under SFAS No. 123, the fair value of stock-

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2001, 2002 and 2003

based awards to employees is calculated through the use of option-pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock-option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company’s calculations were made using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected life, 60 months; no stock volatility; risk-free interest rates ranging from 2.53% to 4.4%; no dividends during the expected term; and forfeitures are recognized as they occur.

If the computed fair value of the awards had been amortized to expense over the vesting period of the awards, net loss would have increased as follows:

	2001	2002	2003
Net loss applicable to common stockholders as reported	$(15,774,237)	$(11,968,926)	$(11,984,098)
Add: Stock-based employee compensation expense included in reported net loss	18,250	146,992	85,450
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(182,030)	(216,092)	(253,605)

Pro forma net loss applicable to common stockholders	$(15,938,017)	$(12,038,026)	$(12,152,253)

Pro forma net loss per share applicable to common stockholders	$(11.28)	$(6.86)	$(5.74)

Income Taxes—The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future consequences of temporary differences in the financial reporting and tax bases of assets and liabilities. Evaluating the value of these assets is necessarily based on the Company’s judgment. A valuation allowance has been recorded to reduce the deferred tax assets to that portion which more likely than not will be realized.

Comprehensive Loss—There was no difference between comprehensive loss and net loss for the years ended December 31, 2001, 2002 and 2003.

Net Loss Applicable to Common Stockholders—Net loss applicable to common stockholders for the periods presented has been calculated by adding to the net loss the accretion to the redemption value of redeemable convertible preferred stock.

Net Loss per Share Applicable to Common Stockholders—Basic net loss per share applicable to common stockholders is computed by dividing net loss by the weighted-average number of shares of common stock outstanding for the period. Diluted net loss per share is computed giving effect to all potential dilutive common stock, including options, warrants, common stock subject to repurchase and redeemable convertible preferred stock, none of which were dilutive during any of the periods presented.

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2001, 2002 and 2003

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share follows:

	Year Ended December 31,
	2001	2002	2003
Numerator:
Net loss applicable to common stockholders	$(15,774,237)	$(11,968,926)	$(11,984,098)

Denominator:
Weighted-average common stock outstanding	1,513,871	2,051,165	2,220,416
Less: unvested common shares subject to repurchase	(101,459)	(295,292)	(101,518)
Total weighted-average number of shares used in computing net loss per share applicable to common stockholders—basic and diluted	1,412,412	1,755,873	2,118,898

The following outstanding options to purchase common stock, redeemable convertible preferred stock and warrants were excluded from the computation of diluted net loss per share as they had an antidilutive effect:

	Year Ended December 31,
	2001	2002	2003
Options to purchase common stock	2,025,603	2,934,515	5,014,893
Redeemable convertible preferred stock	13,495,681	22,191,333	22,191,333
Warrants	65,876	39,514	39,514

Included in the calculation of net loss attributable to common stockholders is accretion to redemption value of $40,347, $56,659 and $59,792 for the years ended December 31, 2001, 2002 and 2003, respectively, related to the issuance of the Company’s redeemable convertible preferred stock.

Pro Forma Net Loss per Share (unaudited)—Upon closing of an initial public offering, each of the outstanding shares of redeemable convertible preferred stock will convert into shares of common stock. Pro forma net loss per share—basic and diluted reflects the conversion of all of the outstanding shares of redeemable convertible preferred stock into shares of common stock.

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2001, 2002 and 2003

A reconciliation of the numerator and denominator used in the calculation of pro forma net loss per share—basic and diluted for the year ended December 31, 2003 follows:

Year Ended December 31,
2003
Numerator:
Net loss	$(11,924,306)

Denominator:
Weighted-average common stock outstanding	2,220,416
Plus: conversion of redeemable convertible preferred stock	16,797,103
Less: weighted average shares subject to repurchase	(101,518)

Total weighted-average number of shares used in computing pro forma net loss per share—basic and diluted	18,916,001

Segment Reporting—SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker or group, in deciding how to allocate resources and in assessing performance. The Company’s chief decision maker reviews the results of operations and requests for capital expenditures based on one industry segment: producing and selling products and procedures to improve people’s vision through laser vision correction. The Company’s entire revenue and profit stream is generated through this segment.

The following table summarizes revenues by geographic region:

	Year Ended December 31,
	2001	2002	2003
United States	1,770,846	17,535,463	20,961,892
Asia Pacific			3,942,572
Other		567,000	525,000

	1,770,846	18,102,463	25,429,464

Substantially all of the Company’s long-lived assets are located in the United States.

Use of Estimates in the Preparation of the Financial Statements—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2001, 2002 and 2003

Recent Accounting Pronouncements—In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 has not had a material impact on the Company’s financial position or results of operations.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, and in December 2003, issued FIN 46(R) (revised December 2003), Consolidation of Variable Interest Entities—an interpretation of ARB 51. In general, a variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires certain variable interest entities to be consolidated by a the primary beneficiary of the entity if the investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) clarifies Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without subordinated financial support from other parties. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. FIN 46(R) applies immediately to variable interest entities created after December 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies no later than the first reporting period ending after March 15, 2004 to variable interest entities in which an enterprise holds a variable interest (other than special purpose) that it acquired before January 1, 2004. The adoption of FIN 46 and FIN 46(R) did not have a material impact on the Company’s financial position or results of operations, because the Company has no interest in variable interest entities.

SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost, as defined in EITF Issue 94-3, was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No. 146 on January 1, 2003 did not have a material impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Instruments with Characteristics of both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity or temporary, as a liability (or an asset in some circumstances). This statement is effective for financial instruments

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2001, 2002 and 2003

entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic companies. The adoption of SFAS No. 150 did not have a material effect on the Company’s financial position or results of operations.

2.	Inventories

Inventories are as follows at December 31:

	2002	2003
Raw materials	$2,321,802	$3,309,078
Work-in-process	2,718,756	2,288,566
Finished goods	2,050,713	1,304,850

	7,091,271	6,902,494
Less reserve for obsolescence	(585,523)	(635,521)

	$6,505,748	$6,266,973

3.	Property, Plant and Equipment

Property, plant and equipment are as follows at December 31:

	2002	2003
Leasehold improvements	$956,248	$996,814
Office equipment	69,058	89,628
Furniture and fixtures	285,423	302,240
Computer equipment and software	1,202,542	1,453,087
Production equipment	1,469,386	1,934,695
Research and development equipment	1,547,251	2,329,311
Exhibits and displays	116,331	116,331

	5,646,239	7,222,106
Less accumulated depreciation	(2,544,297)	(3,867,966)

Property and equipment—net	$3,101,942	$3,354,140

4.	Equipment Under Operating Leases

At December 31, 2003 equipment under operating leases consisted of lasers leased to customers. The operating leases typically have a term of 36 to 39 months and are generally cancelable during the first six months. The lease typically converts to a non-cancelable lease at the end of six months unless the customer provides a written notice of cancellation 30 days prior to the cancellation date. The customer typically can purchase the leased equipment at any time during lease term for the difference between the purchase price and the underlying operating lease payments made.

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2001, 2002 and 2003

Future lease payments receivable under non-cancelable operating leases as of December 31, 2003 are as follows:

Years Ending December 31,
2004	$167,760
2005	167,760
2006	111,840

$447,360

5.	Accrued Expenses

Short-term and long-term accrued expenses consist of the following at December 31:

	2002	2003
Customer deposits	$260,000	$176,667
Payroll and related accruals	1,122,068	1,552,572
Royalties	427,455	563,312
Product warranties	269,840	84,967
Other	785,572	592,992

	$2,864,935	$2,970,510

6.	Redeemable Convertible Preferred Stock

The Company has authorized 22,376,981 shares of redeemable convertible preferred stock. Shares of redeemable convertible stock maybe issued from time to time in one or more series, with designations, preferences and limitations established by the Company’s board of directors. Proceeds from preferred stock issuances through December 31, 2003 are as follows:

Date Designated	Number of Shares Authorized	Number of Shares Issued and Outstanding	Per Share Price	Net Proceeds	Carrying Amount December 31,		Liquidation Value at December 31, 2003
					2002	2003
Series A December 11, 1997	646,667	646,667	$0.75	$467,926	$481,956	$482,658	$485,000
Series B August 10, 1998	475,000	475,000	$1.00	466,813	473,020	473,477	475,000
Series C December 1, 1998	1,500,000	1,500,000	$2.00	2,972,172	2,991,144	2,993,188	3,000,000
Series D August 31, 1999	2,419,355	2,419,355	$3.10	7,475,028	7,489,191	7,491,685	7,500,000
Series E October 18, 2000	4,336,583	4,305,283	$5.11	21,862,115	21,915,740	21,935,183	22,000,000
Series F October 26, 2001	4,149,376	4,149,376	$2.41	9,946,604	9,959,214	9,968,627	10,000,000
Series G May 17, 2002	8,850,000	8,695,652	$3.45	29,875,907	29,890,630	29,915,869	30,000,000

		22,191,333		$73,066,565	$73,200,895	$73,260,687	$73,460,000

The rights, terms and privileges of preferred stockholders are described below.

Liquidation Preference—In the event of liquidation of the Company, the holders of the Series C, D, E, F and G preferred stock will be entitled to receive, prior and in preference to any distributions to holders of common, Series A and Series B preferred stock, $2.00, $3.10, $5.11, $2.41 and $3.45 per share, respectively, plus all declared but unpaid dividends. Next, the holders of Series A and B preferred stock are entitled to receive,

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2001, 2002 and 2003

prior and in preference to any distributions to holders of common stock, $0.75 and $1.00 per share, respectively, plus all declared but unpaid dividends.

If, at the time of liquidation, the assets are insufficient to permit full payment to stockholders, the assets must be distributed ratably first among the holders of the Series C, D, E, F and G preferred stock. After payment in full to the Series C, D, E, F and G preferred stockholders, the assets are distributed ratably among the holders of Series A and Series B preferred stock. Finally, any remaining assets would be distributed ratably among common stockholders and preferred stockholders (in proportion to the shares of common stock such holders are entitled to receive upon conversion of preferred stock).

The preferred stock agreements also provide for certain restrictions on transfer of stock, rights of first refusal and co-sale rights.

Dividends-Preferred Stock—Noncumulative dividends are paid when declared. For the years ended December 31, 2001, 2002 and 2003, no dividends have been declared.

Conversion Rights-Preferred Stock—Each share of Series A, B, C, D, E, F and G preferred stock is convertible at the option of the holder, at any time after the date of issuance, into common stock at an initial conversion rate of 0.721528-for-one. The conversion rate is subject to adjustment for antidilution provisions, as defined. At December 31, 2002 and 2003, the conversion rate for Series D was 0.760491 shares of common stock for each preferred share and Series E was 0.88206 shares of common stock for each preferred share, while the Series A, B, C, F and G conversion rate remained 0.721528-for-one. The Series A, B, C, D, E, F and G preferred stock shall automatically be converted upon the closing of an underwritten public offering of the Company’s common stock with net proceeds of at least $20,000,000 to the Company and a minimum of $9.56 per share.

Voting—Each share of Series A, B, C, D, E, F and G has voting rights equal to an equivalent number of shares of common stock into which it is convertible. The preferred stockholders are entitled to vote as a separate class in certain circumstances.

As long as at least a majority of the shares of preferred stock remain outstanding, the Company must obtain approval from a majority of the holders of preferred stock in order to, among other things, alter the certificate of incorporation as related to preferred stock; change the authorized number of shares of preferred stock; change the number of directors or effect a merger, consolidation or sale of assets where the existing stockholders retain less than 50% of the voting stock of the surviving entity.

Redemption—Commencing on April 30, 2007 and thereafter, the Company is obligated, at the option of greater than 66-2/3% of the preferred stockholders, to redeem the preferred stock. The redemption price for each share of preferred stock will be the original purchase price per share, plus all declared but unpaid dividends. The redemption price would be payable in installments, without interest, one-third on the redemption date and one-third on each of the next two anniversaries of the redemption date. At December 31, 2003, the redemption value for each series of preferred stock approximated the liquidation value as disclosed on the accompanying balance sheets. The Company records accretion to the redemption value of the preferred stock during the period to the redemption date as an increase to the accumulated deficit (See Note 1).

Amendments—In connection with its issuance of the Series F and Series G preferred stock, the Company amended various agreements including its certificate of incorporation, bylaws, voting agreement, founders’ agreement and co-sale agreement, to incorporate the provisions of the Series F and G convertible preferred stock

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2001, 2002 and 2003

purchase agreement. The Certificate of Incorporation was amended in 2002 to, among other things, increase the number of authorized common shares from 21,645,840 to 25,975,008 shares and to modify preferred stock liquidation preferences and redemption provisions.

7.	Stockholders’ Deficit

Warrants—In connection with the issuance of preferred stock Series A (see Note 6), the Company issued warrants to purchase 43,292 shares of common stock for $1.04 per share. The warrants were exercised in full in December 2002. During 2002 and 2003, warrants were issued in connection with the Company’s debt financing, as disclosed in Note 9.

Restricted Stock Purchase Agreements for Common Stock and Receivable from Sale of Stock to Officers and Employees—Certain common stock is issued pursuant to restricted stock purchase agreements. During the years ended December 31, 2000 and 2002, 433,278 and 544,748, respectively, shares of common stock were sold pursuant to restricted stock purchase agreements. In both years, the restricted shares were issued upon the exercise of previously granted stock options (whose exercise price equaled fair market value on the date of grant). The restricted stock vests at the same rate as the underlying exercised options. The Company financed the aggregate exercise price of the options by granting full recourse loans to employees. The loans bear interest at 6.22% annually and mature after five years. Interest receivable related to these loans is included in other assets in the accompanying balance sheets.

Restricted shares are subject to the risk of forfeiture, certain restrictions on transferability and to the Company’s repurchase rights. The restrictions and repurchase options lapse 25%, each year over a four-year vesting period. The Company has a repurchase option, exercisable upon discontinuance of the purchaser’s service with the Company, to repurchase the unvested shares at the original price paid by the purchaser. During 2001, unvested shares of 22,546 were repurchased under this provision through reduction in a loan to an employee of $24,998 when the employee’s service with the Company ended. Vested shares may be repurchased by the Company, at its discretion, at the then-fair market value upon discontinuation of the purchaser’s services with the Company. In addition, before any vested shares may be sold or otherwise transferred, the Company has a right of first refusal to purchase the shares at the price offered by the proposed transferee or fair value. Holders of restricted stock, otherwise, have all rights of a stockholder.

Stock Option Plans—The Company has three stock option plans: (i) the 1997 Stock Option Plan under which nonstatutory or incentive stock options to acquire shares of the Company’s common stock may be granted to employees and nonemployees of the Company; (ii) the 2000 Stock Incentive Plan provides for granting of options which vest over time; and (iii) the 2000 Executive Option Plan provides for the granting of options which vest after the earlier of seven years or upon the grantee’s achievement of preset goals or milestones (performance-based stock-option awards). The plans permit the issuance of options for the purchase of up to 1,309,213 shares of common stock, 5,772,224 shares of common stock and 721,528 shares of common stock, respectively.

The plans are administered by the Board of Directors (the “Administrator”) and permit the issuance for purchase of the Company’s common stock at exercise prices not less than fair market value of the underlying shares on the date of grant. Options granted under the plans are exercisable over a period of time (generally not to exceed 10 years), designated by the Administrator and are subject to other terms and conditions, as determined by the Administrator.

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2001, 2002 and 2003

A summary of the Company’s stock option activity follows as of December 31:

	Shares under Option	Weighted- Average Exercise Price	Exercisable at End of Period	Weighted- Average Exercise Price
Outstanding—January 1, 2001	1,262,599	$1.12	133,507	$0.46
Granted (weighted-average fair value of $0.22)	963,988	$1.40
Forfeited	(159,821)	$1.25
Exercised	(41,163)	$0.69

Outstanding—December 31, 2001	2,025,603	$1.26	488,147	$1.00
Granted (weighted-average fair value of $0.16)	1,706,554	$1.55
Forfeited	(142,967)	$1.25
Exercised	(654,675)	$1.13

Outstanding—December 31, 2002	2,934,515	$1.46	816,286	$1.19
Granted (weighted-average fair value of $0.24)	2,182,369	$2.55
Forfeited	(76,843)	$2.05
Exercised	(25,148)	$1.49

Outstanding—December 31, 2003	5,014,893	$1.92	1,605,654	$1.38

At December 31, 2003, there were 1,571,483 shares available for future grant under the plans. Information regarding the weighted-average remaining contractual life and weighted-average exercise price of options outstanding and options exercisable at December 31, 2003 for each exercise price is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding As of 12/31/2003	Weighted- Average Remaining Contractual Life (In Years)	Weighted- Average Exercise Price	Number Exercisable As of 12/31/2003	Weighted- Average Exercise Price
$0.14 - $0.35	170,174	4.55	$0.25	140,952	$0.23
$0.42	64,940	5.12	$0.42	64,940	$0.42
$0.83	520,817	7.73	$0.83	249,974	$0.83
$1.11	185,582	6.16	$1.11	170,961	$1.11
$1.44	807,773	8.36	$1.44	323,366	$1.44
$1.80	682,572	7.14	$1.80	485,269	$1.80
$2.38	150,076	8.54	$2.38	53,184	$2.38
$2.48	178,940	8.74	$2.48	69,909	$2.48
$2.54	2,162,926	9.32	$2.54	25,453	$2.54
$2.87	91,093	9.85	$2.87	21,646	$2.87

$0.14 - $2.87	5,014,893	8.34	$1.92	1,605,654	$1.38

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2001, 2002 and 2003

As disclosed in Note 1, the Company applies APB Opinion No. 25 and related interpretations in accounting for its stock-based awards to employees and SFAS No. 123 in accounting for its stock-based awards to nonemployees. Certain of the Company’s performance-based and certain time-based stock-option awards do not meet the criteria for fixed plan accounting and are accounted for under variable-plan accounting in accordance with SFAS No. 123 and Emerging Issues Task Force (EITF No. 96-18), Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. Under variable-plan accounting, the market value of the underlying common stock in excess of the stock-option exercise price is charged to income ratably over the period in which management anticipates these awards vest. The final market value of the performance-based awards is determined at the date the milestones are met. In addition, stock-based compensation for option grants to nonemployees is recorded by using the Black-Scholes option-pricing model at the measurement date, using the following weighted average assumptions:

	2001	2002	2003
Expected life	60 months	60 months	120 months
Risk-free rate of return	4.39%	3.03%	2.53%
Volatility(1)	83%	104%	99%
Dividends	none	none	none

(1)	Estimated using a peer company

Stock-based compensation related to nonemployees is amortized over the vesting period of the underlying option. Stock-based compensation expense of $43,989, $271,632 and $307,163 was recognized in 2001, 2002 and 2003, respectively, associated with employee performance-based, employee time-based and nonemployee stock-option awards.

The following summarizes information about restricted common stock issued pursuant to restricted stock purchase agreements:

Number of Shares
Unvested common shares—January 1, 2001	330,545
Shares repurchased pursuant to restricted stock purchase agreements	(22,546)
Shares vested	(206,540)

Unvested common shares—December 31, 2001	101,459
Common shares issued pursuant to restricted stock purchase agreements	544,748
Shares vested	(350,955)

Unvested common shares—December 31, 2002	295,252
Shares vested	(193,734)

Unvested common shares—December 31, 2003	101,518

8.	Leases

The Company leases its office space under an operating lease expiring October 31, 2005. Aggregate rent expense for the years ended December 31, 2001, 2002 and 2003 was $721,521, $555,641 and $556,134, respectively.

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2001, 2002 and 2003

Future lease payments under operating leases as of December 31, 2003 are as follows:

Years Ending December 31
2004	$623,000
2005	489,000
2006	7,000

$1,119,000

Under the terms of the operating lease, the Company is required to pay property taxes and common area maintenance costs to the lessor. Additionally, as a condition to the lease, the Company was required to provide a letter of credit for $132,983, which may be released at the rate of 20% per year over the term of the lease, providing certain conditions are met.

9.	Debt

At December 31, 2002 and 2003, the Company had outstanding debt of $555,000 and $806,000, respectively, related to a term loan utilized to finance capital equipment purchases. The note is collateralized by the Company’s assets and interest accrues on the outstanding balance at the annual rate of 4.75%, which is fixed for the term of the note. Future payments under the note are as follows:

Years Ending December 31
2004	$358,000
2005	358,000
2006	90,000

$806,000

The Company has an unused $1,900,000 equipment advance facility. No equipment advance may be based on or relate to items of equipment and related property purchased more than 90 days prior to the making of such equipment advance. The amount of an equipment advance may not exceed 100% of the equipment invoices for such eligible equipment, excluding taxes, shipping, warranty charges, freight discounts and installation expense. Interest on new advances will accrue at one percentage point (1.00%) above the Prime Rate with a minimum annual interest rate of 5%. The rate will be reduced to one-half of one percentage point (0.5%) above the Prime Rate if certain rate reduction conditions are achieved by the Company. The ability to draw under the equipment advance facility expires on December 31, 2004; however, any previous advance matures over the remaining three year term.

The Company has a revolving line of credit which allows for maximum borrowings of $3,500,000 with a $1,000,000 sublimit to secure a separate revolving line of credit (the “Line”). At December 31, 2003, there was no outstanding balance, and $3,500,000 was available under the Line. The line of credit bears a variable interest rate equal to 0.75% above the bank’s prime rate (4% at December 31, 2003). Funds may be drawn on the line of credit at any time as a “non-formula” advance subject to limits for cash management services (up to $500,000) and outstanding letters of credit backed by the revolving line. The revolving line of credit matures on December 31, 2004.

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2001, 2002 and 2003

Pursuant to the borrowing agreements, during the year ended December 31, 2000 the Company issued warrants to the lender for the purchase of 31,300 shares of Series E preferred stock for $5.11 per share, which expire July 12, 2008. At December 31, 2003, the 31,300 shares of Series E preferred stock issuable upon conversion of the warrants are convertible into 27,609 shares of common stock due to an antidilution adjustment. During the year ended December 31, 2002 the Company issued warrants for the purchase of 12,500 shares of Series G preferred stock for $3.45 per share, which expire December 31, 2009. In addition, during the year ended December 31, 2003, the Company issued warrants for the purchase of 4,000 shares of Series G preferred stock for $3.45 per share which expire December 31, 2009. Value ascribed to these warrants using the Black-Scholes option-pricing model at the measurement date was $109,247, $33,407 and zero for the periods ended December 31, 2001, 2002 and 2003, respectively, using the assumptions: expected life, 60 months; volatility of 83% and 104%; risk-free interest rates of 4.39% and 3.03%; and no dividends in 2001 and 2002, respectively. The value of the warrants have been recorded as a debt discount and amortization is recorded over the term of the credit agreement as interest expense. For the years ended December 31, 2002 and 2003, $36,420 and $91,062, respectively, was amortized to interest expense. None of these warrants have been exercised to date. In connection with these financing arrangements, the Company is required to maintain certain reporting and financial loan covenants, including maintaining minimum financial ratios and net income or loss requirements. The Company received a waiver pertaining to non-compliance with one financial covenant relating to maximum allowable net loss, as of December 31, 2003.

10.	Commitments and Contingencies

Licensing Agreements—In connection with various licensing agreements, the Company is obligated to pay license fees and aggregate royalties ranging from a minimum of 2.5% to a maximum of 5.0% of net sales of products incorporating the licensed technology. The Company is also obligated to pay royalties of up to 15% of certain sublicensing revenues in the event the Company sublicenses in the future. The Company generally has the option to cancel these agreements upon 90 days’ written notice. As of December 31, 2002 and 2003, royalties and license fees due under these licensing agreements were $427,000 and $563,000, respectively. The Company recorded royalty and license fee expense for the years ended December 31, 2001, 2002 and 2003 of $166,000, $845,000 and $981,000, respectively, which is included in cost of sales.

In 1997, the Company entered into agreements requiring the payment of license fees and royalties to two stockholders, pursuant to licensing agreements entered into in exchange for common stock, annual license fees and royalties. The license agreements expire upon the occurrence of certain events, as defined, or 10 years from the date of the license agreement. These agreements are generally cancelable at the Company’s sole option upon 90 days’ written notice; however, the license cannot be canceled by the licensors except in the event of default. Minimum license fee commitments are $30,000 per year, which are fully off-settable against unit royalties. License fees may be credited against royalties to be paid to the licensors for the calendar year in which the license fees are paid. In addition, the Company is responsible for all patent maintenance costs.

The Company has entered into three other license agreements for the use of intellectual property in its products. These agreements contain provisions for the payment of license fees and royalty payments. These agreements are generally cancelable at the Company’s sole option upon 90 days’ written notice for one agreement and upon 60 days’ written notice for the other agreement; however, the license cannot be canceled by the licensors except in the event of default. The Company pays license fees, subject to offset against unit royalties in the calendar quarter or year, as applicable, in which the license fees are paid. Minimum license fees were $109,000 in 2003 of which $85,000 are fully off-set against royalties.

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2001, 2002 and 2003

Research and Development Agreements—The Company has entered into research agreements with various agencies, including the United States Department of Defense, the National Science Foundation and the National Eye Institute. The agreements are related to the development of corneal laser technology for eye surgery procedures and the development of technology for the treatment of eye diseases, such as glaucoma and presbyopia. The contracts expired at various dates through March 2003. Pursuant to the terms of the agreements, the agencies reimbursed the Company for certain costs incurred in its research efforts. The Company recognized $444,881 and $100,000 in the years ended December 31, 2001 and 2002, respectively, and no revenue in 2003.

Indemnities and Guarantees—During its normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include (i) certain real estate leases, under which the Company may be required to indemnify property owners for general liabilities; and (ii) certain agreements with the Company’s officers; under which the Company may be required to indemnify such persons for liabilities arising out of their employment relationship; (iii) certain agreements with its customers in which the Company provides intellectual property indemnities; and (iv) certain agreements with licensors, under which the Company indemnifies the party granting the license against claims, losses and expenses arising out of the manufacture, use, sale or other disposition of the products the Company manufactures using the licensed technology or patents. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to, nor does it expect to make significant payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying balance sheets.

Employment Agreement—In April 2003, the Company entered into an employment agreement with an officer of the Company which calls for minimum annual payments of $375,000 plus reimbursement for certain expenses. The employment agreement has a three year term.

Litigation—The Company is currently involved in litigation incidental to its business. In the opinion of management, the ultimate resolution of such litigation will not have a significant effect on the Company’s financial statements.

11.	Income Taxes

A summary of the provision for income taxes for the year ended December 31 is as follows:

	2001	2002	2003
Current:
Federal	$—	$—	$—
State	800	23,550	22,660

	800	23,550	22,660

Deferred:
Federal	5,527,673	4,318,293	2,949,189
State	1,295,557	1,022,124	1,013,700
Valuation allowance	(6,823,230)	(5,340,417)	(3,962,889)

	$800	$23,550	$22,660

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2001, 2002 and 2003

A reconciliation of income tax expense to the amount of income tax expense that would result from applying the federal statutory rate to loss before provision for income taxes is as follows:

	2001	2002	2003
Income taxes at U.S. statutory rate	34.0%	34.0%	34.0%
State taxes—net of federal benefit	8.2	8.4	5.4
Research and development credit	1.2	2.6	3.7
Meals and entertainment	(0.1)	(0.2)	(0.3)
Change in valuation allowance	(43.4)	(45.0)	(42.6)

Provision for income taxes	(0.1)%	(0.2)%	(0.2)%

The components of the Company’s net deferred income taxes are as follows:

	2001	2002	2003
Current:
State income taxes	$272	$—	$(51,413)
Accrued vacation	83,529	70,907	188,416
Inventory reserve	701,218	315,649	337,069
Accrued expenses	150,441	222,223	192,451
Other	20,726	568	134,630

	956,186	609,347	801,153

Long-term:
State income taxes			(1,522,396)
Stock-based compensation	50,170	166,537	246,111
Property, plant and equipment	161,917	152,148	89,114
Net operating loss	10,812,950	15,710,109	19,996,348
Research and development credits	1,049,054	1,678,815	2,568,159
Other	42,918	96,655	198,011

	12,117,009	17,804,264	21,575,347

Total deferred tax asset	13,073,195	18,413,611	22,376,500
Valuation allowance	(13,073,195)	(18,413,611)	(22,376,500)

	$—	$—	$—

As of December 31, 2003, the Company had federal and state net operating loss carryforwards of approximately $50,130,700 and $33,392,800, respectively, and research and development credit carryforwards of $1,251,600 and $1,316,500, respectively, which will expire on various dates beginning in 2004 through 2023.

Pursuant to Section 382 of the Internal Revenue Code, use of the Company’s net operating loss and credit carryforwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three-year period. Ownership changes could impact the Company’s ability to utilize net operating losses and credit carryforwards remaining at the ownership change date.

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2001, 2002 and 2003

12.	Subsequent Events

Purchase of Technology—On June 24, 2004, the Company entered into a letter agreement to acquire a fully-paid royalty-free irrevocable and worldwide license from the University of Michigan for the use of certain technology for an aggregate consideration of $2,000,000. The consideration is payable as follows: $1,235,000 payable upon consummation and three quarterly installments of $255,000, commencing 90 days subsequent to consummation. Any amounts due under this agreement accelerate and must be paid within 15 days subsequent to the effective date of an initial public offering of the Company’s common stock.

Changes in Capitalization—On June 25, 2004, the Company’s Board of Directors approved the following:

Subject to stockholder approval and filing a certificate of amendment to the Company’s Certificate of Incorporation a 1-to-0.721528 reverse stock split of the Company’s outstanding common stock. All share, per share and conversion amounts relating to common stock, mandatorily redeemable convertible preferred stock and stock options included in the accompanying financial statements and footnotes have been restated to reflect the reverse stock split, which was consummated on July 12, 2004;

Upon the closing of the initial public offering contemplated by this prospectus, an increase in the authorized number of common shares to 45,000,000 and the creation of preferred stock for which the Board of Directors may designate the rights, preferences and privileges;

Upon the closing of the initial public offering contemplated by this prospectus, the creation of the 2004 Stock Incentive Plan with a reserve of 3,607,640 shares of common stock; and

Upon the closing of the initial public offering contemplated by this prospectus, the creation of the Employee Stock Purchase Plan with a reserve of 721,528 shares of common stock;

Litigation—In June 2004 the Company entered into litigation with Escalon Medical Corp. On June 10, 2004, the Company received notice from Escalon of its intent to terminate a license agreement the Company has with them unless the Company paid in full certain royalties which Escalon believes are owed under the license agreement. On June 21, 2004, the Company sought a preliminary injunction and a temporary restraining order with the U.S. District Court for the Central District of California, Southern Division, to prevent such a termination. Escalon subsequently agreed to stipulate to the temporary restraining order to prevent a termination of the license agreement and, on July 6, 2004, as mutually agreed by IntraLase and Escalon, the same district court entered a stipulation and order to delay the Company’s requested hearing on the preliminary injunction until November 1, 2004. The Company believes it will prevail or resolve this dispute in a manner that will not have a material adverse effect on its business, financial condition and results of operations.

INTRALASE CORP.

BALANCE SHEET

JUNE 30, 2004 (UNAUDITED)

	June 30, 2004	Pro Forma Stockholders’ (Deficit) Equity at June 30, 2004
Assets
Current assets:
Cash and cash equivalents	$9,026,560
Marketable securities	2,990,859
Accounts receivable—net of allowance for doubtful accounts of $161,734	4,799,084
Inventories, Net	6,029,292
Prepaid expenses and other current assets	626,457

Total current assets	23,472,252

Property, plant and equipment—Net	3,194,050
Equipment under operating leases—Net of accumulated depreciation of $765,266	3,683,704
Other assets	960,052

Total	$31,310,058

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$4,498,145
Accrued expenses, including $2,061,628 in payroll and related benefits	4,388,963
Deferred revenues	1,968,972
Current portion of long-term debt	661,657

Total current liabilities	11,517,737

Accrued expenses—Long-term	5,318
Long-term debt—Net of current portion	840,385

Total liabilities	12,363,440
COMMITMENTS AND CONTINGENCIES (Note 6)
REDEEMABLE CONVERTIBLE PREFERRED STOCK; $0.01 par value; 22,376,981 shares authorized; 22,191,333 shares issued and outstanding; no shares issued and outstanding in pro forma; liquidation value: $73,460,000	73,290,584	—
STOCKHOLDERS’ (DEFICIT) EQUITY:
Common stock, $0.01 par value—25,975,008 shares authorized actual and pro forma; 2,332,862 shares issued and outstanding actual; 19,129,965 shares issued and outstanding pro forma	23,329	191,300
Additional paid-in capital	8,290,756	81,413,369
Deferred stock-based compensation	(4,664,522)	(4,664,522)
Receivable from sale of stock to officers and employees	(855,043)	(855,043)
Accumulated deficit	(57,138,486)	(57,138,486)

Total stockholders’ (deficit) equity	$(54,343,966)	$18,946,618

Total	$31,310,058

See accompanying notes to financial statements.

INTRALASE CORP.

STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)

	Six Months Ended June
	2003	2004
Revenues—product revenues	$8,549,901	$25,311,694
Costs of goods sold (1)	6,143,672	15,156,724

Gross margin	2,406,229	10,154,970

Operating expenses:
Research and development (1)	4,458,784	5,231,883
Selling, general and administrative	4,981,110	8,897,988

Total operating expenses	9,439,894	14,129,871

Loss from operations	(7,033,665)	(3,974,901)
Interest and other income (expense), Net
Interest expense	(121,941)	(67,460)
Interest income	143,828	91,251
Other income	7,317	15,856

Total interest and other income (expense), Net	29,204	39,647
Loss before provision for Income taxes	(7,004,461)	(3,935,254)
Provision for income taxes	15,851	15,000

Net loss	(7,020,312)	(3,950,254)
Accretion of preferred stock	(29,897)	(29,897)

Net loss applicable to common stockholders	$(7,050,209)	$(3,980,151)

Net loss per share applicable to common stockholders—basic and diluted	$(3.45)	$(1.78)

Weighted average shares outstanding—basic and diluted	2,042,678	2,230,478

Pro forma net loss per share—basic and diluted		$(0.21)

Pro forma weighted average shares outstanding—basic and diluted		19,027,581

(1) Amounts include stock-based compensation expenses, as follows:

Costs of goods sold	$7,137	$73,392
Research and development	39,774	632,834
Selling, general and administrative	95,140	816,232

	$142,051	$1,522,458

See accompanying notes to financial statements.

INTRALASE CORP.

STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)

	June 30,
	2003	2004
Cash flows from operating activities:
Net loss	$(7,020,312)	$(3,950,254)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	935,950	1,357,617
Loss on disposition of property, plant and equipment	113	2,304
Provision for bad debt expense	7,811	42,954
Amortization of debt discount	74,358	2,755
Stock-based compensation	142,051	1,522,458
Changes in operating assets and liabilities:	—	—
Accounts receivable	(1,521,882)	(628,750)
Prepaid expenses and other current assets	94,062	37,457
Inventories	1,052,113	237,681
Other assets	(26,762)	(663,276)
Accounts payable	402,277	1,073,922
Accrued expenses	337,360	1,423,771
Deferred revenues	945,964	463,179
Other current liabilities	—	—
Other noncurrent liabilities	48,101	—

Net cash (used in) provided by operating activities	(4,528,796)	921,818

Cash flows from investing activities:
Purchase of property, plant and equipment	(564,795)	(795,066)
Proceeds from sale of equipment	2,226	—
Purchase of equipment under operating leases	(2,406,959)	(819,557)
Purchase of marketable securities	(6,469,220)	(3,990,892)
Proceeds from maturities of marketable securities	4,467,180	3,989,198

Net cash used in investing activities	(4,971,568)	(1,616,317)

Cash flows from financing activities:
Net proceeds from issuance of preferred stock	—	—
Net proceeds from the exercise of stock options	14,442	124,582
Net proceeds from issuance of long-term debt	857,994	898,956
Payments on long-term debt	(650,809)	(206,194)

Net cash provided by financing activities	221,627	817,344

Net (decrease) increase in cash and cash equivalents	$(9,278,737)	$122,845
Cash and cash equivalents—beginning of year	24,021,305	8,903,715

Cash and cash equivalents—end of period	$14,742,568	$9,026,560

Supplemental disclosure of cash flow information: Cash paid during the period for interest	$121,941	$67,460

Cash paid during the year for income taxes	$23,550	$22,660

SUPPLEMENTAL DISCLOSURES OF NONCASH TRANSACTIONS:

During the six months ended June 30, 2003 and 2004, the Company recorded accretion of $29,897 to the redemption value of redeemable convertible preferred stock.

See accompanying notes to financial statements.

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2003 and 2004 (Unaudited)

1.	Basis of Presentation

The information set forth in these financial statements as of June 30, 2004 and for the six months ended June 30, 2003 and 2004, is unaudited and include the accounts of IntraLase Corp. (the “Company”). The information reflects all adjustments consisting only of normal recurring entries that, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year.

Certain information in footnote disclosures normally included in financial statements has been condensed or omitted, in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial statements.

The information contained in these interim financial statements should be read in conjunction with the Company’s audited financial statements as of and for the year ended December 31, 2003 contained elsewhere in this Registration Statement.

2.	Significant Accounting Policies

Stock-Based Compensation—The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. The Company accounts for stock-based awards to nonemployees using the fair value method in accordance with SFAS No. 123, Accounting for Stock-Based Compensation.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods for voluntary transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation (“the fair value method”). SFAS No. 148 also requires disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income (loss) in annual financial statements. The Company is required to follow the prescribed disclosure format and has provided the additional disclosures required by SFAS No. 148 for the six months ended June 30, 2003 and 2004 below.

SFAS No. 123 requires the disclosure of pro forma net income (loss) had the Company adopted the fair value method in accounting for employee stock-based awards. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option-pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock-option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company’s calculations were made using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected life, 60 months; no stock volatility (89% volatility for June 2004 grants); risk-free interest rates ranging from 2.53% to 3.93%; no dividends during the expected term; and forfeitures are recognized as they occur.

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Six months ended June 30, 2003 and 2004 (Unaudited)

If the computed fair value of the awards had been amortized to expense over the vesting period of the awards, net loss would have increased as follows for the periods ended:

	Six Months Ended June 30,
	2003	2004
Net loss applicable to common stockholders as reported	$(7,050,209)	$(3,980,151)
Add: Stock—based employee compensation expense included in reported net loss	50,325	568,757
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(97,069)	(750,674)

Pro forma net loss applicable to common stockholders	$(7,096,953)	$(4,162,068)

Pro forma net loss per share applicable to common stockholders—basic and diluted	$(3.47)	$(1.87)

Net Loss Applicable to Common Stockholders—Net loss applicable to common stockholders for the periods presented has been calculated by adding to the net loss the accretion to the redemption value of redeemable convertible preferred stock.

Net Loss per Share Applicable to Common Stockholders—Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding for the period. Diluted net loss per share is computed giving effect to all potential dilutive common stock, including options, warrants, common stock subject to repurchase and redeemable convertible preferred stock, none of which were dilutive for any period presented.

	Six Months Ended June 30,
	2003	2004
Numerator:
Net loss applicable to common stockholders	$(7,050,209)	$(3,980,151)

Denominator:
Weighted—average common stock outstanding	2,216,659	2,273,874
Less: weighted-average shares subject to repurchase	(173,981)	(43,396)

Total weighted—average number of shares used in computing net loss per applicable to common stockholder—basic and diluted	2,042,678	2,230,478

The following outstanding options to purchase common stock, redeemable convertible preferred stock and warrants were excluded from the computation of diluted net loss per share as they had an antidilutive effect:

	Six Months Ended June 30,
	2003	2004
Options to purchase common stock	4,668,137	5,425,932
Redeemable convertible preferred stock	22,191,333	22,191,333
Warrants	39,514	39,514

Included in the calculation of net loss attributable to common stockholders is accretion to redemption value of $29,897 for the six months ended June 30, 2003 and 2004 related to the issuance of the Company’s redeemable convertible preferred stock.

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Six months ended June 30, 2003 and 2004 (Unaudited)

Pro Forma Net Loss per Share—Upon closing of an initial public offering, each of the outstanding redeemable convertible preferred stock will convert into shares of common stock. Pro forma net loss per share – basic and diluted reflects the conversion of all of the outstanding shares of redeemable convertible preferred stock into shares of common stock.

A reconciliation of the numerator and denominator used in the calculation of pro forma net loss per share – basic and diluted for the six months ended June 30, 2004 follows:

Six months ended June 30, 2004
Numerator:
Net loss	$(3,950,254)

Denominator:
Weighted—average common stock outstanding	2,273,874
Plus: conversion of redeemable convertible preferred stock	16,797,103
Less: weighted average shares subject to repurchase	(43,396)

Total weighted—average number of shares used in computing pro forma net loss per share—basic and diluted	19,027,581

Pro Forma Balance Sheet Information—The Company is preparing for an initial public offering of its common stock which, upon completion, will result in the conversion of all outstanding preferred stock into 23,282,063 shares of common stock. The accompanying pro forma information gives effect to the conversion of all outstanding shares of preferred stock into common stock immediately prior to the closing of this offering. The pro forma balance sheet information does not give effect to the offering proceeds.

Comprehensive Loss—There was no difference between comprehensive loss and net loss for the six months ended June 30, 2003 and 2004.

Segment Reporting—SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker or group, in deciding how to allocate resources and in assessing performance. The Company’s chief decision maker reviews the results of operations and requests for capital expenditures based on one industry segment: producing and selling products and procedures to improve people’s vision through laser vision correction. The Company’s entire revenue and profit stream is generated through this segment.

The following table summarizes revenues by geographic region:

	Six months ended June 30,
	2003	2004
United States	$7,547,901	$18,523,320
Asia Pacific	840,000	1,443,374
Other	162,000	5,345,000

	$8,549,901	$25,311,694

Substantially all of the Company’s long-lived assets are located in the United States.

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Six months ended June 30, 2003 and 2004 (Unaudited)

3.	Revenues

Revenues from product sales are as follows for the six months ended June 30:

	2003	2004
Laser revenues	$4,462,573	$13,143,274
Per procedure disposable patient interface revenues	3,696,524	10,333,978
Maintenance revenues	390,804	1,834,442

	8,549,901	$25,311,694

4.	Inventories

Inventories are as follows at June 30:

2004
Raw materials	$1,982,661
Work-in-process	3,934,376
Finished goods	1,064,857

6,981,894
Less reserve for obsolescence	(952,602)

$6,029,292

5.	Purchase of Technology

On July 15, 2004, the Company entered an agreement to acquire a fully-paid royalty-free irrevocable and worldwide license from the University of Michigan for the use of certain technology and to settle all past contract disputes for aggregate consideration of $2,000,000. The consideration is payable as follows: $1,235,000 payable upon consummation (which payment has been made) and three quarterly installments of $255,000, commencing 90 days subsequent to consummation. Any amounts due under this agreement accelerate and must be paid within 15 days subsequent to the effective date of an initial public offering of the Company’s common stock. Upon closing this agreement on July 15, 2004 the Company recorded a charge of $765,000 related to the settlement of the contract disputes and capitalized $1,235,000 associated with acquired licenses in accordance with the terms of the agreement.

6.	Commitment and Contingencies

Indemnities and Guarantees—During its normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include (i) certain real estate leases, under which the Company may be required to indemnify property owners for general liabilities; and (ii) certain agreements with the Company’s officers; under which the Company may be required to indemnify such persons for liabilities arising out of their employment relationship; (iii) certain agreements with its customers in which the Company provides intellectual property indemnities; and (iv) certain agreements with licensors, under which the Company indemnifies the party granting the license against claims, losses and expenses arising out of the manufacture, use, sale or other disposition of the products the Company manufactures using the licensed technology or patents. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to, nor does it expect to make significant payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying balance sheets.

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Six months ended June 30, 2003 and 2004 (Unaudited)

Employment Agreement—In April 2003, the Company entered into an employment agreement with an officer of the Company which calls for minimum annual payments of $375,000 plus reimbursement for certain expenses. The employment agreement has a three year term.

Litigation—In June 2004 the Company entered into litigation with Escalon Medical Corp. On June 10, 2004, we received notice from Escalon of its intent to terminate a license agreement the Company has with them unless the Company paid in full certain royalties which Escalon believes are owed under the license agreement. The Company sought a preliminary injunction and a temporary restraining order with the U.S. District Court for the Central District of California, Southern Division to prevent such a termination. Escalon subsequently agreed to stipulate to the temporary restraining order to prevent a termination of the license agreement and on July 6, 2004 as mutually agreed by IntraLase and Escalon, the same district court entered a stipulation and order to delay the requested hearing on the preliminary injunction until November 1, 2004. The Company believes that it will prevail or resolve this dispute in a manner that will not have a material adverse effect on its business, financial condition and results of operations. The Company is also currently involved in litigation incidental to its business. In the opinion of management, the ultimate resolution of such litigation will not have a significant effect on the Company’s financial statements.

7.	Debt

On May 28, 2004, the Company amended its revolving line of credit agreement. The amended agreement modified covenants pertaining to maximum net loss and a minimum quick ratio to be maintained by the Company. The Company was in compliance with these covenants at June 30, 2004.

8.	Stockholders Deficit

Stock Option Activity—A summary of the Company’s stock option activity for the six months ended June 30, 2004 follows:

	Shares Under Option	Weighted Average Exercise Price	Exercisable at End of Period	Weighted Average Exercise Price
Outstanding—January 1, 2004	5,014,893	$1.93	1,605,654	$1.38
Granted (weighted-average fair value of $6.86)	792,138	$6.04
Forfeited	(281,176)	$1.55
Exercised	(99,923)	$1.25

Outstanding—June 30, 2004	5,425,932	$2.56	2,209,171	$1.67

During the six months ended June 30, 2004, in connection with the grant of various stock options to employees, the Company recorded deferred stock-based compensation of $3,328,710, representing the difference between the exercise price and the estimated market value of the Company’s common stock on the date such stock options were granted. Deferred stock-based compensation is included as a component of stockholders’ deficit and is being amortized to expense over the vesting period of the options in accordance with FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Additionally, during the six months ended June 30, 2004, in connection with stock options granted to non-employees subject to remeasurement, the Company recorded an additional $2,480,984 of deferred stock-based compensation. Options granted to non-employees are accounted for under variable-plan accounting in accordance with SFAS No. 123 and EITF No. 96-18, Accounting for Equity Instruments That are Issued to Other Than

INTRALASE CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

Six months ended June 30, 2003 and 2004 (Unaudited)

Employees for Acquiring, or in Conjunction with Selling Goods or Services. Under variable plan accounting, the market value of the underlying common stock is remeasured during each reporting period and the excess of the fair value over the option exercise price is charged to operations ratably over the remaining period in which the awards vest. During the six months ended June 30, 2003 and 2004 the Company recorded stock-based compensation expense of $142,051 and $1,522,458, respectively, associated with employee performance-based, employee time-based and nonemployee stock-option awards.

During the twelve month period ended June 30, 2004, the Company granted stock options to employees with exercise prices as follows:

Grants Made During Quarter Ended	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Fair Value per Share	Weighted Average Intrinsic Value per Share
September 30, 2003	309,916	$2.54	$2.54	—
December 31, 2003	91,093	$2.87	$2.87	—
March 31, 2004	80,991	$3.14	$3.14	—
June 30, 2004	711,147	$6.37	$10.07	$4.85

The intrinsic value per share is being recognized as compensation expense over the applicable vesting period.

Changes in Capitalization—On June 25, 2004, the Company’s Board of Directors approved the following:

Subject to stockholder approval and filing of a Certificate of Amendment to the Company’s Certificate of Incorporation, a 1-to-0.721528 reverse stock split of the Company’s outstanding common stock. All share, per share and conversion amounts relating to common stock, mandatorily redeemable convertible preferred stock and stock options included in the accompanying financial statements and footnotes have been restated to reflect the reverse stock split, which was consummated on July 12, 2004;

Upon the closing of the initial public offering contemplated by this prospectus, an increase in the authorized number of common shares to 45,000,000 and the creation of preferred stock for which the Board of Directors may designate the rights, preferences and privileges;

Upon the closing of the initial public offering contemplated by this prospectus, the creation of the 2004 Stock Incentive Plan with a reserve of 3,607,640 shares of common stock; and

Upon the closing of the initial public offering contemplated by this prospectus, the creation of the Employee Stock Purchase Plan with a reserve of 721,528 shares of common stock.

INTRALASE® FS LASER

REPLACING THE BLADE IN
THE FIRST STEP OF LASER VISION
CORRECTION SURGERY

INTRALASE®
INTRALASE

6,636,314 Shares

IntraLase Corp.

Common Stock

Prospectus

October 6, 2004

Banc of America Securities LLC

Wachovia Securities

First Albany Capital

ThinkEquity Partners LLC

Until October 31, 2004, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold overallotments or subscriptions.